UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

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McKESSON CORPORATION

MCKESSON

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A LETTER FROM OUR BOARD CHAIR



Dear Fellow Shareholders,

On behalf of the entire Board, I thank all of you for your continued support and investment in McKesson. While the past year has marked a period of significant transformation for our Company, we have been and will continue to be successful over the long term. That's because we put the patient at the center of everything that we do and listen carefully to our customers, partners and shareholders.

As directors, we play a key role in oversight of the Company's culture, setting the tone at the top. We hold management accountable for maintaining high standards and effective policies and practices that encourage ethical and compliant conduct.

Let me take a moment to reflect on my new role as Independent Chair. For the past 11 years, I have developed a deep knowledge of McKesson and our industry. I have seen the Company grow and evolve. I have seen firsthand the dedication our associates have for their jobs and our customers' needs. McKesson employees truly believe "it's not a package, it's a patient."

As we approach the 2019 Annual Meeting, let me highlight several of the ways the Board has been working on your behalf.

Implementing a Thoughtful and Orderly CEO Succession

The Board had long planned for the eventual retirement of our former Chairman and CEO, John Hammergren. We were proud to see that our work developing a deep bench of experienced executives delivered a successful CEO transition with the promotion of a strong internal candidate, former president and chief operating officer Brian Tyler. McKesson is a multifaceted business in a moment of strategic transition and we see tremendous value in leadership continuity. Brian's deep experience in healthcare and within McKesson makes him the ideal leader to guide our Company through the next era. As a 22-year McKesson veteran, Brian has led nearly every major business within the Company as well as corporate strategy and business development. Having spent his entire career in healthcare, Brian has a strong point of view on the future of the industry, both in the U.S. and globally, and a vision for how McKesson will continue to play an integral role in improving patient care while driving long-term value for McKesson's shareholders.

We would like to thank John for his contributions and tremendous leadership since assuming the CEO role nearly two decades ago. John became McKesson's CEO during a time of crisis. Over his tenure, McKesson has had a far-reaching, positive impact on healthcare. In addition, John helped build a leadership team that steered McKesson through evolving markets, challenges and opportunities, enabling the Company to become a leading provider of healthcare services and information technology solutions, and allowing organizations across the healthcare industry to improve their business performance and deliver better care.

Launching a New Growth Strategy

Last year we announced a new strategic growth initiative, focused on creating innovative solutions that improve patient care delivery and drive incremental profit growth. The initiative comprises multiple growth pillars and operational and cost structure enhancements designed to increase efficiency, accelerate execution and improve long-term performance. McKesson's growth priorities include expanded supply chain and commercialization services for pharmaceutical and medical supply manufacturers; enhanced solutions for the rapidly-growing specialty pharmaceutical market; and new offerings that will strengthen and expand the role of retail pharmacy in patient care delivery. These growth priorities are all supported by our ongoing investments in data and analytics.

The Board remains actively involved in overseeing progress against this strategic initiative to accelerate the Company's growth trajectory over the long term and generate shareholder value.

Aligning Pay and Performance

As our business evolves and grows under Brian's leadership, the Compensation Committee remains focused on ensuring our compensation program continues to support our strategic goals, demonstrates pay and performance alignment and reflects the views of our shareholders. This proxy statement includes a letter from the Compensation Committee describing their efforts over the last year.

Reshaping the Board with New Perspectives

We have made significant changes to the leadership structure and composition of the Board. We previously combined the CEO and Board Chair roles, but with the CEO transition, the Board elected me Independent Chair of the Board as of April 1, 2019. As Independent Chair, I will continue to ensure that we invigorate Board discussion through the appointment of new directors and the rotation of directors through different Board roles. Thoughtful and ongoing attention to Board composition is an important part of my role — and that of the Governance Committee — as we seek to ensure an appropriate mix of tenure and expertise that provides a balance of fresh perspectives and significant institutional knowledge.

Last year we appointed Brad Lerman and Dominic Caruso to the Board, and refreshed leadership of the Compensation, Finance and Governance Committees. Brad, who chairs our newly-created Compliance Committee, brings a deep understanding of the healthcare industry, experience linking compliance and legal considerations with corporate strategy, and other valuable insights to our Board. Dominic, who joined the Audit, Finance, and Compliance Committees, has demonstrated a commitment to rigorous financial stewardship throughout his career, which has complemented our dedication to strong financial management, disciplined growth and strategic capital allocation. We also approved several changes to the composition and leadership of our Compensation Committee. As part of this refreshment, Tony Coles assumed the role of Compensation Committee Chair, Susan Salka and Brad joined the Committee as new members, and Chris Jacobs left the Committee.

Consistent with our commitment to thoughtful governance and effective risk oversight, the Board has taken certain steps and committed to implement additional changes:

- **New Independent Director**: Effective July 1, 2019, Dr. Ken Washington, Chief Technology Officer at Ford Motor Company, joins our Board as our newest independent director. Ken brings deep technology, privacy and strategy expertise to our Board.

- **Committee Refreshment**: As part of our commitment to diverse perspectives on our committees, on July 1, 2019, Dominic will become Audit Committee Chair, Ken will join our Finance Committee as well as our Compliance Committee, concurrent with Chris leaving the Compliance Committee. With these changes, 75% of our Compliance Committee members will be directors who joined our Board after January 1, 2018.

- **Ongoing Board Refreshment**:
  - By 2022, we plan to implement a policy requiring directors with 12+ years tenure to offer to resign from Board service annually, which the Board, after careful consideration, can choose to accept or reject. If the Board decides it is in the best interests of the Company and its shareholders to reject a resignation, the Board will disclose its rationale.
  - Chris and Marie Knowles, our two longest-serving directors, have indicated that they intend to complete their service on the Board no later than the 2021 Annual Meeting.
  - By 2021, we plan to add at least one additional new director, with our selection process continuing to ensure that the pool of potential nominees includes diverse candidates.

Integrating Shareholder Feedback into Our Corporate Governance Structure

We have also established multiple governance mechanisms to ensure accountability of the Board and management to shareholders. Our commitment to solicit shareholder feedback ensures ongoing dialogue that results in adopting sound and effective corporate governance practices as well as continuous improvements. Our outreach efforts led to several important actions in the last year, including the following:

- **Lobbying Policy and Disclosure:** We enhanced our Political Contributions and Lobbying Policy to include Board oversight of lobbying and to clarify how we interact with and evaluate trade associations, among other refinements.

- **Special Meeting Ownership Threshold:** We lowered the ownership threshold required to call a special meeting from 25% to 15%.

Continuing to Fight the Opioid Epidemic

McKesson remains deeply concerned by the impact the opioid epidemic is having on families and communities, and this issue continues to be top of mind for the Board. We continue to make progress on the initiatives we launched in March 2018 to help fight the opioid epidemic. The nonprofit organization we formed to combat the opioid crisis has appointed a board chair and president, and has defined both its mission and its vision. With patients at the center, the foundation is focused on supporting programs and grants in four key areas: provider education, payer strategies, policy initiatives and public awareness, all with the vision to accelerate action to end the opioid epidemic. We also continue to advance public policy recommendations that we believe can have a meaningful impact. See pages 8-9 of this proxy statement for more information regarding our continued fight to help combat the opioid crisis.

We Ask for Your Support

We value the trust you place in us through your investment in McKesson. Your vote is very important to us. We encourage you to read both our proxy statement and annual report in their entirety prior to the Annual Meeting on July 31, and ask that you vote with our recommendations.

Edward A. Mueller

Edward A. Mueller
Independent Chair

MCKESSON

Notice of 2019 Annual Meeting of Stockholders

Wednesday, July 31, 2019

8:30 a.m. Central Daylight Time

The 2019 Annual Meeting of Stockholders of McKesson Corporation will be held at the Dallas/Fort Worth Airport Marriott, 8440 Freeport Parkway, Irving, Texas 75063.

ITEMS OF BUSINESS:

- Elect for a one-year term a slate of 10 directors as nominated by the Board of Directors;

- Ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2020;

- Conduct a non-binding advisory vote on executive compensation;

- Vote on two proposals submitted by shareholders, if properly presented; and

- Conduct such other business as may properly be brought before the meeting.

Shareholders of record at the close of business on June 4, 2019 are entitled to notice of and to vote at the meeting or any adjournment or postponement of the meeting.

June 21, 2019

By Order of the Board of Directors

Michele Lau

Michele Lau
Senior Vice President,
Corporate Secretary and
Associate General Counsel

On June 21, 2019, we began delivering proxy materials to all shareholders of record at the close of business on June 4, 2019. The mailing address of our principal executive offices is McKesson Corporation, 6555 State Highway 161, Irving, Texas 75039.



YOUR VOTE IS IMPORTANT
We encourage you to read the proxy statement and vote your shares as soon as possible. Instructions on how to vote via Internet, by phone, by mail or in person are included on pages 1 and 72 of the proxy statement and on the proxy card.

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights certain information in this proxy statement and does not contain all the information you should consider in voting your shares. Please refer to the complete proxy statement and our annual report prior to voting at the Annual Meeting of Stockholders to be held on July 31, 2019.

Meeting Information

2019 Annual Meeting of Stockholders	
Date and Time	Wednesday, July 31, 2019 | 8:30 a.m. Central Daylight Time
Location	Dallas/Fort Worth Airport Marriott, 8440 Freeport Parkway, Irving, Texas
Record Date	June 4, 2019

Voting Items

Item	Your Board's Recommendation	Page
1 Election of 10 Directors for a One-Year Term	Vote **FOR**	10
2 Ratification of the Appointment of the Independent Registered Public Accounting Firm	Vote **FOR**	25
3 Non-binding Advisory Vote on Executive Compensation	Vote **FOR**	67
4 Shareholder Proposal on Disclosure of Lobbying Activities and Expenditures	Vote **AGAINST**	68
5 Shareholder Proposal on 10% Ownership Threshold for Calling Special Meetings of Shareholders	Vote **AGAINST**	70

How to Vote (see pages 72-73 for additional voting information)

Your vote is important. As a shareholder, you are entitled to one vote for each share of common stock you held on the Record Date. You can vote in any of the following ways. Please have your control number (located on your proxy card) when voting by Internet or telephone.

Vote via Internet	**Call Toll-Free**	**Vote by Mail**	**Vote in Person**
			
www.AALVote.com/MCK	1 (866) 804-9616	Follow the instructions on your proxy card	Attend our Annual Meeting and vote by ballot

McKesson at a Glance

Our vision: To improve patient care in every setting — one product, one partner, one patient at a time. We partner with life sciences companies, manufacturers, providers, pharmacies, governments and other healthcare organizations to help provide the right medicines, medical products and healthcare services to the right patients at the right time, safely and cost-effectively. Our employees work every day to innovate and deliver opportunities that make our customers and partners more successful — all for the better health of patients.



Putting The Patient At The Center Of What We Do

Delivering **1/3 of all prescription medicine** in North America

Supporting the care of **~1M cancer patients annually** in the U.S. Oncology Network

Serving **~700M customers annually** across Europe

Providing medical-surgical supplies to **>200,000 medical practices** in the U.S.

To achieve our vision, our focus is to strengthen our core business through operational excellence, efficiency and effectiveness. During the fiscal year ended March 31, 2019 ("FY 2019"), we saw increasing momentum in our strategic growth initiative, including priority areas that focus on the manufacturer value proposition, services to support specialty pharmaceuticals, and the expanding role of retail pharmacy in community health services, all supported by data and analytics. We also continued to optimize our operating model to improve our cost position and the overall speed and effectiveness of the organization. Despite the challenging industry environment we faced in FY 2019, we executed on our plan and successfully delivered for our customers, and took decisive action to position McKesson for success over the long term.

Fiscal 2019 Highlights:

- FY 2019 revenues of $214.3 billion, full-year revenue growth of 3%
- FY 2019 cash flow from operations of $4.0 billion and free cash flow of $3.5 billion
- Returned $1.9 billion to shareholders through share repurchases and dividends

Leadership Transition

Last fall, the Board began an orderly and stable leadership transition following John Hammergren's decision to retire from his roles as Chief Executive Officer and Chairman of the Board of Directors. On April 1, 2019, Brian Tyler, previously our President and Chief Operating Officer, became Chief Executive Officer and joined the Board. Mr. Tyler's appointment was the culmination of a deliberate and comprehensive succession planning process conducted by the Board over the course of multiple years, and it exemplifies the Board's commitment to cultivating and developing executive talent.



The appointment of Mr. Tyler, a 22-year veteran of McKesson who has led multiple McKesson businesses and strategy in addition to serving as Chief Operating Officer, enables leadership continuity at an important time. Mr. Tyler's experience has provided him with the optimal background and perspective to lead McKesson's current strategic initiatives and continue to drive long-term growth in the future. As a result of the thoughtful succession planning process, the Board believes we have the right leadership team in place to continue to drive long-term shareholder value creation.

Director Nominees

		Committee Memberships*				
	Name and Title	**AUD**	**COMP**	**CMPL**	**FIN**	**GOV**
	Dominic J. Caruso (New director in FY 2019) *Executive Vice President and Chief Financial Officer (Retired)* Johnson & Johnson	C		✓	✓	
	N. Anthony Coles, M.D. *Chairman and Chief Executive Officer* Yumanity Therapeutics, LLC		C		✓	
	M. Christine Jacobs *Chairman of the Board, President and Chief Executive Officer (Retired)* Theragenics Corporation	✓				✓
	Donald R. Knauss *Chairman of the Board and Chief Executive Officer (Retired)* The Clorox Company	✓		C		
	Marie L. Knowles *Executive Vice President and Chief Financial Officer (Retired)* Atlantic Richfield Company	✓		✓	✓	
	Bradley E. Lerman (New director in FY 2019) *Senior Vice President, General Counsel and Corporate Secretary* Medtronic plc		✓	C		✓
	Edward A. Mueller – Independent Chair (New role in FY 2020) *Chairman of the Board and Chief Executive Officer (Retired)* Qwest Communications International Inc.		✓			✓
	Susan R. Salka *Chief Executive Officer and President* AMN Healthcare Services, Inc.		✓			C
	Brian S. Tyler (New director in FY 2020) *Chief Executive Officer* McKesson Corporation					
	Kenneth E. Washington (New director in FY 2020) *Chief Technology Officer* Ford Motor Company			✓	✓	

AUD: *Audit* **COMP:** *Compensation* **CMPL:** *Compliance* **FIN:** *Finance* **GOV:** *Governance* **C:** *Chair*
* As of July 1, 2019. Please see pages 16-17 for current committee memberships.

Diverse Perspectives and Experience



Multidisciplinary Board Attributes

- Diversity — 5
- Global Leadership — 8
- Healthcare — 6
- Supply Chain — 8
- Technology — 4

Balanced Board Tenure

- 0-5 years — 6
- 5-10 years — 1
- 10-15 years — 1
- 15+ years — 2

Risk Oversight, Governance and Culture

At McKesson, doing business in the right way is fundamental to our culture. Our long-term success depends on ensuring that we demonstrate the highest ethical standards in everything we do, everywhere we operate. We work to foster an inclusive and diverse culture for our employees, customers and partners.

Oversight of Risk

We believe an effective risk oversight and compliance program is foundational to a company's long-term success and future growth. Because patients are at the center of what we do, risk management and risk oversight is top of mind for our management and Board. This year, **our Board formed a standing Compliance Committee**, whose purpose is to assist the Board in overseeing the Company's compliance programs and management's identification and evaluation of its principal legal and regulatory compliance risks. Brad Lerman, who has significant healthcare experience leading global legal, government affairs, ethics and compliance functions, chairs the committee. As of July 1, 2019, three-quarters of our director nominees serving on the Compliance Committee will have joined the Board since January 2018. Among other responsibilities, the Compliance Committee meets regularly with the Chief Compliance Officer, which as of June 2019 is an exclusively dedicated compliance role. The Chief Compliance Officer has a dotted line reporting relationship to the committee. The committee is responsible for reviewing the appointment, compensation, performance and replacement, as necessary, of the Chief Compliance Officer.

Risk Oversight by the Board of Directors

Key areas of risk reported to and overseen by the full Board include long-term business strategy, the Company's response to industry dynamics – including consolidation, reform, drug pricing and reimbursement – controlled substance distribution, compliance programs, cybersecurity and human capital management.

Audit Committee	Compensation Committee	Compliance Committee	Finance Committee	Governance Committee
• Integrity of financial statements, auditor independence and internal audit function	• Executive compensation policies and practices	• Principal legal and regulatory compliance risks, in coordination with Audit Committee	• Credit, capital structure, liquidity and insurance programs	• Corporate governance • Board independence and potential conflicts of interest

Enterprise Risk Management

Management is responsible for the design and implementation of processes related to day-to-day risk, including:

• Macroeconomic • Financial • Operational • Public reporting • Controlled substances • Legal • Regulatory • Political • Cybersecurity • Compliance • Reputational risks

Governance Highlights

Independent Chair. This year, our Board adopted an independent chair leadership structure with the election of Ed Mueller as Independent Chair of the Board and Brian Tyler as Chief Executive Officer. We believe this leadership structure provides the best leadership combination for our shareholders and employees at this dynamic time in our industry.

Board refreshment. Two independent directors joined our Board in FY 2019 — Dominic Caruso and Brad Lerman — and effective July 1, 2019, Dr. Ken Washington also joins our Board as an independent director. Mr. Caruso, a former public company chief financial officer in the healthcare sector, Mr. Lerman, a public company general counsel with a deep understanding of the healthcare industry, and experience linking compliance and legal considerations with corporate strategy, and Dr. Washington, a public company chief technology officer, with prior experience as a public company privacy officer, add to the diverse expertise and skills on our Board.

Enhanced shareholder rights to call a special meeting. Following our 2018 Annual Meeting of Shareholders, our Board considered shareholder response to the proposal to reduce the ownership threshold required to call a special meeting of shareholders from 25% to 10%. After deliberation, including consideration of the disparate views of our shareholders and the composition of our shareholder base, our Board amended our By-Laws to decrease the ownership threshold required to call a special meeting from 25% to 15% in May 2019.


Key Governance Attributes
Independent Board Chair
Proxy Access
Shareholder Right to Call Special Meeting - 15%
Board-Level Risk Oversight
Majority Voting for Uncontested Director Elections
Pay for Performance Alignment
No Poison Pill
Annual CEO Succession Review
9 of 10 Director Nominees are Independent
No Supermajority Vote Provisions
Political Contributions and Lobbying Transparency and Oversight
Diverse and Balanced Board

Inclusion, Diversity, Equality and Culture

McKesson's culture is grounded in our ICARE values (integrity, customer-first, accountability, respect and excellence). These shared values guide and unite all of our employees and are infused in all aspects of our Company. ICARE helps create an inclusive culture through the expectation that all employees will treat each other with respect and appreciate the diversity of identities, thoughts, backgrounds and styles. Our ILEAD principles (inspire, leverage, execute, advance and develop) articulate our leadership behaviors across all parts of our business. These behaviors, combined with our shared values, promote a culture in which all employees feel supported and valued.


McKesson by the Numbers*
Gender
Male 36%
Unspecified <1%
Female 64%
Age
>30 ~ ≤50 Years 48%
>50 Years 28%
≤30 Years 24%
U.S. Ethnicity
White 47%
Unknown/Unspecified 18%
People of Color 35%

* McKesson's Fiscal 2018 Corporate Social Responsibility Report

Diversity and inclusion are integral to McKesson's culture, and pay equity is fundamental to McKesson's compensation systems. More information about how McKesson's compensation policies are designed to drive equitable pay decisions can be found at *www.mckesson.com/Documents/About-McKesson/Corporate-Citizenship/Pay-Equity-Disclosure/*.

We strive to create and maintain an environment where our employees can be themselves and enjoy great employee experiences at every touchpoint. We sponsor a culture of empowerment, recognition and belonging. We build the best teams by recruiting, developing and retaining diverse talent. And, we engage and build a high-performing organization to deliver unrivaled business results. We are proud to be recognized for our culture of inclusion. Among other achievements, we are:

- recognized for 4th year by the **Disability Equality Index** as one of the best places to work, with a 100% score in 2019
- honored as one of the best places to work for **LGBT equality** by the **Human Rights Campaign** for 6th year in a row
- recognized as one of the **best employers for diversity by Forbes**
- **women** and **people of color** comprise **50%** of our director nominees

Shareholder Engagement

Our Board and management take a long-term view toward shareholder engagement and recognize that solicitation and consideration of shareholder feedback is critical to driving growth and creating shareholder value. As a result, we regularly meet with our shareholders throughout the year in multiple forums to encourage ongoing, meaningful dialogue on critical corporate governance issues that are important to our shareholders and the Company. Since our 2018 Annual Meeting, our Shareholder Engagement team, led by our Corporate Secretary, proactively engaged with corporate governance teams, portfolio managers, analysts and others to discuss a wide range of important topics.

Who We Met

We contacted shareholders representing over **59%** of our outstanding common stock.

We held **26** in-person and telephonic meetings with shareholders representing over **39%** of our outstanding common stock.

Tony Coles, our Compensation Committee Chair, led engagements with shareholders representing over **23%** of our outstanding common stock. A variety of topics were covered in these meetings, including the following:

Topics Discussed with Shareholders
Our CEO transition (effective April 1, 2019)
Separation of our CEO/Chair roles and the appointment of an Independent Chair (effective April 1, 2019)
Board diversity, refreshment and tenure
Board oversight of opioid risks, compliance program developments and accountability for managing those risks
Our global headquarters' relocation to Irving, Texas
Additional transparency and disclosure of our lobbying policy, activities and payments and Board oversight
Corporate culture and human capital management
Magnitude of CEO compensation
Alignment of NEO's incentive awards with rigorous performance goals and the Company's strategic growth initiative
Simplification and design of our compensation program

Our Board, Governance Committee and Compensation Committee discuss shareholder feedback throughout the year, demonstrating the Board's commitment to continually improving and enhancing our corporate practices and policies.

Significant Changes Made to Our Governance and Compensation Practices Informed by Shareholder Feedback

During our meetings with shareholders we heard strong support for our new CEO and feedback regarding executive compensation. Our shareholders also expressed continued interest in the Board's oversight of opioid risks, the Company's ongoing compliance efforts to managing the opioid issue and clarifications to our Political Contributions and Lobbying Policy, including Board oversight. Informed by those discussions, we made the following changes to our governance and compensation practices:

- **Separated CEO/Chair Roles:** Effective April 1, 2019, McKesson delivered on its commitment to shareholders to separate the Chair and CEO roles upon the appointment of Brian Tyler, our new CEO. The Board appointed Ed Mueller as its Independent Chair.

- **Continued Board Refreshment Efforts:** On July 1, 2019, Ken Washington joins our Board as our newest independent director. We intend to add at least one additional new director by July 2021, with our selection process continuing to ensure that the pool of potential nominees includes diverse candidates. Chris Jacobs and Marie Knowles, our two longest-serving directors, have indicated that they intend to complete their service on the Board no later than the 2021 Annual Meeting.

- **Rotated Committee Assignments:** We made a number of changes to the composition of our Board Committees. Brad Lerman assumed the role of Chair of our newly established Compliance Committee (see below). Dominic Caruso joined the Audit, Finance and Compliance Committees. Tony Coles assumed the role of Compensation Committee Chair, Susan Salka and Brad joined the Committee as new members, and Chris left the Committee. In addition, effective July 1, 2019, Dominic will become Audit Committee Chair, and Ken will join our Finance Committee as well as our Compliance Committee, concurrent with Chris leaving the Compliance Committee (see pages 10-15).

- **Established Compliance Committee:** In January 2019, the Board established a standing Compliance Committee to assist the Board in overseeing (i) our compliance programs and (ii) management's identification and evaluation of our principal legal and regulatory compliance risks.

- **Reduced Magnitude of FY 2019 Pay for John Hammergren:** For FY 2019, the Compensation Committee reduced Mr. Hammergren's total target LTI compensation by $4.7 million, a 32% decrease in target LTI compared to FY 2018 (see page 34).

- **Simplified Pay Program for All NEOs, Including New CEO:** The newly comprised Compensation Committee spent significant time and effort reviewing our executive compensation program to ensure it was appropriately serving the needs of our Company and shareholders. As a result of this thorough review, for FY 2020 the Compensation Committee eliminated Stock Options and the Cash LTIP from the LTI award mix and added Restricted Stock Units, simplifying the overall structure. The Committee also added Adjusted Operating Profit as a metric to the Management Incentive Plan, and replaced Adjusted Operating Cash Flow with Free Cash Flow, in order to balance a broader set of strategic objectives tasked to management. For FY 2020, the Compensation Committee approved target direct compensation of $13,000,000 for our new CEO, Brian Tyler, which is a lower target value than Mr. Hammergren's FY 2019 total target direct compensation (see page 36).

- **Lowered Special Meeting Threshold:** Amended the Company's By-Laws to lower the ownership threshold required for shareholders to call a special meeting from 25% to 15%.

- **Enhanced Political Contributions and Lobbying Policy:** This year, McKesson further refined its Political Contributions and Lobbying Policy in direct response to shareholder feedback. The policy more prominently discloses our public policy approaches and priorities, explains our robust internal procedures designed to ensure alignment between our political activities, public policy priorities and applicable law, clarifies the Board's oversight of the Company's lobbying activities and describes the criteria the Company uses to interact with and evaluate trade associations. Please visit *https://www.mckesson.com/about-mckesson/public-affairs/political-engagement/* for a full copy of the revised policy.

- **Establishing Director Tenure Policy:** By July 2022, we plan to implement a policy that would require directors with 12+ years tenure to offer to resign annually. The Board can, after careful consideration, choose to accept or reject the resignation. If the Board decides it is in the best interests of the Company and its shareholders to reject a resignation, the Board will disclose its rationale.

Engagement Efforts of Our CEO, CFO and Investor Relations Team

In addition to ongoing engagements led by our Shareholder Engagement team, we have an extensive investor relations outreach effort through which members of senior management routinely meet with investors to review strategy, financial and operating performance, capital allocation priorities, and near-term outlook. Our Chief Executive Officer, Chief Financial Officer and Investor Relations team hosted quarterly earnings calls and engaged with more than 500 institutional investors via conference calls and in person, including during seven sell-side healthcare conferences and several non-deal road shows.

Our Continued Fight to Help Combat the Opioid Crisis

McKesson remains steadfast in its commitment to maintaining a strong culture of compliance and a clear expectation to always do the right thing. We are deeply concerned by the opioid epidemic's impact on families and our local communities. We continue to lead, develop and collaborate with others on various initiatives that we believe can have a meaningful impact on this challenging issue. As a pharmaceutical distributor, McKesson operates as one component within the pharmaceutical supply chain, which also includes drug manufacturers, regulatory bodies like the U.S. Drug Enforcement Administration ("DEA") and state pharmacy boards, insurers and pharmacy benefit managers, prescribing doctors and dispensing pharmacists. We take seriously our role in helping to protect the safety and integrity of the pharmaceutical supply chain in our fight against this complicated, multifaceted public health crisis.

McKesson is only one component of the pharmaceutical supply chain



Manufacturers	Distributors	Pharmacy	Doctor	Patient
Manufacturers send FDA-approved medications to distributors like McKesson in bulk. McKesson safely stores the medication until it is delivered to pharmacies.	Medications move from manufacturers to pharmacies with the help of distributors like McKesson. Pharmacies may order from multiple distributors. McKesson delivers medications as they are ordered by DEA-registered and state-licensed pharmacies, hospitals and others, often within hours.	DEA-registered and state-licensed pharmacy independently assesses the validity of the patient's prescription and fills the prescription using the medications the pharmacist ordered from McKesson (or from another distributor).	Doctor writes a prescription for medication. Doctors are DEA-registered and state-licensed to prescribe controlled substances, including opioids. Patient goes to a pharmacy to receive their mediation.	Patient visits their doctor to address a health concern.

Board Oversight of Opioid Risks and Compliance

Consistent with its belief that an effective risk oversight and compliance program is foundational to the Company's long-term success and future growth, our Board is committed to maintaining strong oversight and compliance processes as we help combat this crisis. To further this commitment, the Board actively monitors the pending litigation and investigations related to opioid distribution as well as the Company's Controlled Substance Monitoring Program ("CSMP"). In addition, the full Board discusses the implementation and effectiveness of the Company's compliance programs.

This year, our Board formed a standing Compliance Committee, whose purpose is to assist the Board in overseeing the Company's compliance programs and management's identification and evaluation of its principal legal and regulatory compliance risks. As part of its responsibilities, the Committee oversees the Company's compliance programs. This includes the review of (with the appropriate members of management) the organizational structure, staffing, implementation and management's assessment of the effectiveness of the Company's compliance programs relating to the Company's principal legal and regulatory compliance risks, the related policies and procedures, and the adequacy of the resources for those programs.

Continuing to Enhance our Opioid Anti-Diversion Platform

We remain committed to maintaining – and continuously enhancing – our CSMP, which helps detect and prevent opioid diversion within the pharmaceutical supply chain through significant investments of time and financial resources, including the following:

McKesson's internal compliance team now includes more than 40 diversion experts with over 200 years of cumulative DEA enforcement experience.

McKesson hired industry experts with experience in the retail pharmacy industry, state and board of pharmacy investigators, pharmaceutical manufacturers and data analytics.

McKesson performs comprehensive analysis on prospective pharmacy customers before agreeing to supply prescription medications. This rigorous process includes the gathering of specific pharmacy information and the validation of regulatory licensure. McKesson monitors its customers' orders of controlled substances for potential red flags throughout the customer relationship.

McKesson has developed a controlled substances threshold management program, using complex data analytics. The threshold management program receives ongoing refinements to reflect the most up-to-date information and trends.

McKesson reports controlled substances transactions, including orders deemed suspicious and blocked by our CSMP, to DEA. Certain controlled substance transactions are reported to DEA through ARCOS, DEA's automated drug reporting system. The system monitors the flow of specified controlled substances from their point of manufacture through commercial distribution channels to point of sale or dispensing by, for example, hospitals and retail pharmacies.

Controlled substances are locked, monitored and stored in two DEA-regulated spaces. Schedule 2 narcotics go in a high-security "vault" and inventory checks of controlled substances are conducted frequently. Enhanced formal background checks are performed on all employees who handle Schedule 2 narcotics. Controlled substances are packaged under video cameras in specially sealed plastic bags.

McKesson is an active participant in state and federal legislative efforts around controlled substances. The Company also strongly supports the Center for Disease Control's calls for additional formal and continuing medical education on the risks of opioid use as important ways to curb clinically inappropriate prescribing, doctor shopping and diversion.

Company-Led Initiatives

McKesson remains involved in various initiatives to help address issues contributing to the opioid epidemic. These programs are part of our ongoing mission – delivering better care for patients – and McKesson remains committed to work with pharmacists, policymakers, doctors, drug manufacturers and others to advance the following initiatives:

- ✓ **National Prescription Safety-Alert System (RxSAS):** To identify patients who are at risk for opioid overuse, abuse, addiction or misuse McKesson is investing in a national system that uses prescription information to provide real-time alerts to pharmacists and, ultimately, prescribers when additional information may be needed before dispensing opioids.

- ✓ **Facilitate E-Prescribing:** To reduce fraudulent or counterfeit prescriptions, the Company has worked diligently with customers to understand their ability to adopt e-prescribing of controlled substances. McKesson continues to advocate that Congress require mandatory e-prescribing of all opioid prescriptions.

- ✓ **Fast-Track Distribution of New, Non-Opioid Pain Medications:** To improve access to medicines, McKesson works with manufacturing partners to facilitate immediate distribution of FDA-approved, non-opioid pain medication.

- ✓ **Free Pharmacist Training on Opioid Overdose Reversal Medication:** Since April 2018, through independent medical experts McKesson has provided pharmacists with complimentary, on-going education and training materials to help them stay current on the evolving opioid epidemic and prepared to assist in an emergency.

- ✓ **Customer Education:** McKesson proactively educates its customers about the importance of complying with DEA and state agency regulations and identifying warning signs of prescription abuse and diversion.

McKesson continues to advocate for solutions that help mitigate the opioid public health crisis. Since the creation of our special task force, requested in 2015 by our former CEO John Hammergren to study the opioid issue and its challenges, we have drafted policy papers and held hundreds of meetings with government policy makers, administrators and regulators to advocate for public policies aligned with our recommendations to help fight the opioid crisis.

Advocating at the National and State Level for Policy Changes. McKesson actively advocates for public policies that will help address the opioid epidemic, including the 2015 passage of the Comprehensive Addiction and Recovery Act (CARA). CARA contained provisions for preventing and treating addiction, and McKesson supports more robust funding of those policy proposals. Additionally, we supported the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment (SUPPORT) for Patients and Communities Act passed in October 2018. This landmark legislation includes critical provisions to improve addiction medicine by strengthening our clinical workforce, expand access to high-quality evidence-based care, and cover addiction medicine in a way that facilitates the delivery of coordinated and comprehensive treatment. McKesson is a member of a number of organizations dedicated to addressing the opioid crisis and is a strong supporter of initiatives championed by a variety of organizations and governments.

In addition, in March 2018 McKesson committed to contribute $100 million to create and launch a nonprofit foundation, neither owned nor controlled by McKesson, to identify and collaborate with experts to address the opioid crisis.

Foundation for Opioid Response Efforts. The Foundation for Opioid Response Efforts, a Section 501(c)(3) nonprofit organization (FORE) whose vision is to inspire and accelerate action to end the opioid epidemic, is focused on supporting programs and grants in four key areas: provider education, payer strategies, policy initiatives and public awareness.

Please visit *www.mckesson.com/about-mckesson/fighting-opioid-abuse/opioid-policy-recommendations/* for more information regarding the Company's efforts to combat the opioid epidemic. This site has a wide variety of information, including the Company's opioid abuse policy paper entitled "Combatting the Opioid Abuse Epidemic: A Shared Responsibility that Requires Innovative Solutions" and "Call to Action: Execute Solutions Today to Combat the Opioid Crisis".

PROPOSALS TO BE VOTED ON

ITEM 1. Election of Directors

There are 10 nominees for election to the Board of Directors of the Company. The directors elected at the Annual Meeting will hold office until the 2020 Annual Meeting of Stockholders and until their successors have been elected and qualified, or until their earlier resignation, removal or death.

All nominees, with the exception of Ken Washington, who was appointed to the Board effective July 1, 2019, are current directors. Tony Coles, Chris Jacobs, Don Knauss, Marie Knowles, Brad Lerman, Ed Mueller, and Susan Salka were elected to the Board at the 2018 Annual Meeting of Stockholders. Dominic Caruso was appointed to the Board effective September 12, 2018 and Brian Tyler was appointed to the Board effective April 1, 2019.

The Governance Committee has recommended the reelection of each nominee as a director at the Annual Meeting. Each nominee has informed the Board that he or she is willing to serve as a director. If any nominee should decline or become unable or unavailable to serve as a director for any reason, your proxy authorizes the persons named in the proxy to vote for a replacement nominee, or the Board may reduce its size.

The following is a brief description of the age, principal occupation, position and business experience, including other public company directorships, for at least the past five years and major affiliations of each of the nominees. Each director's biographical information includes a description of the director's experience, qualifications, attributes or skills that qualify the director to serve on the Company's Board at this time.

Nominees

Your Board recommends a vote "FOR" each Nominee.



Independent Director

**Committees
(as of July 2019):**

- Audit Committee, Chair
- Compliance Committee
- Finance Committee

Dominic J. Caruso
Executive Vice President and Chief Financial Officer, Johnson & Johnson (Retired)

Biography: Mr. Caruso, age 61, retired as executive vice president and chief financial officer from Johnson & Johnson (J&J), a manufacturer of medical devices, pharmaceutical and consumer packaged goods, in August 2018, having served in the role since 2007. He led the company's financial and investor relations activities, as well as the procurement organization. Mr. Caruso joined Johnson & Johnson in October 1999 as chief financial officer for Centocor, Inc., upon the completion of the merger of Centocor and Johnson & Johnson. Prior to joining Centocor, he had varied industry experiences with KPMG. Mr. Caruso is actively involved in government relations activities globally, including having served as the co-chair of the U.S. Chamber of Commerce Global Initiative on Health and the Economy. He currently serves on the Board of Trustees of The Children's Hospital of Philadelphia and the Cystic Fibrosis Foundation. Mr. Caruso has been a director of the Company since September 2018.

Skills & Qualifications: Having previously served as a chief financial officer of a publicly-traded healthcare company, Mr. Caruso adds financial expertise and leadership to the Board, as well as a deep familiarity with investors' perspectives in the healthcare industry. Mr. Caruso's healthcare compliance focus throughout his career at J&J, Centocor and KPMG deepens the Board's skills and experience in financial and compliance risk oversight.

Current Committee Assignments:
- Audit Committee
- Compliance Committee
- Finance Committee



Independent Director

**Committees
(as of July 2019):**
- Compensation Committee, Chair
- Finance Committee

N. Anthony Coles, M.D.
Chairman and Chief Executive Officer, Yumanity Therapeutics, LLC

Biography: Dr. Coles, age 59, has served as chairman and chief executive officer of Yumanity Therapeutics, LLC, a company focused on transforming drug discovery for neurodegenerative diseases, since October 2014. From October 2013 to October 2014, Dr. Coles served as chairman and chief executive officer of TRATE Enterprises LLC. Dr. Coles served as president, chief executive officer and chairman of the board of Onyx Pharmaceuticals, Inc. from 2012 until 2013, having served as its president, chief executive officer and a member of its board of directors from 2008 until 2012. Prior to joining Onyx Pharmaceuticals, Inc. in 2008, he was president, chief executive officer and a member of the board of directors of NPS Pharmaceuticals, Inc. Before joining NPS Pharmaceuticals, Inc. in 2005, he served in various leadership positions in the biopharmaceutical and pharmaceutical industries, including at Merck & Co., Inc., Bristol-Myers Squibb Company and Vertex Pharmaceuticals Incorporated. Dr. Coles currently serves as a director of Regeneron Pharmaceuticals, Inc. and Cerevel Therapeutics, LLC. In addition to having previously served as a director of Onyx Pharmaceuticals, Inc. and NPS Pharmaceuticals, Inc., he was formerly a director of CRISPR Therapeutics, Laboratory Corporation of America Holdings and Campus Crest Communities, Inc. Dr. Coles has been a director of the Company since April 2014.

Skills & Qualifications: Dr. Coles brings to the Board executive and board leadership experience, as well as business management and strategic planning experience, in the healthcare industry. As a founding investor of Yumanity, Dr. Coles' innovative mindset is a valuable addition to our Board. We believe Dr. Coles' diverse perspective as a physician and as member of the Harvard Medical School Advisory Board aligns with the Company's commitment to put the patient at the center of our work.

Current Committee Assignments:
- Compensation Committee, Chair
- Finance Committee



Independent Director

**Committees
(as of July 2019):**
- Audit Committee
- Governance Committee

M. Christine Jacobs
Chairman of the Board, President and Chief Executive Officer, Theragenics Corporation (Retired)

Biography: Ms. Jacobs, age 68, retired from Theragenics Corporation, a manufacturer of prostate cancer treatment devices and surgical products, in 2013, having served as its chairman, president and chief executive officer. She held the position of chairman from 2007 to 2013, and previously from 1998 to 2005. She was co-chairman of the board from 1997 to 1998 and was elected president in 1992 and chief executive officer in 1993. Ms. Jacobs has been a director of the Company since January 1999.

Skills & Qualifications: Having led a public company within the healthcare industry for over 20 years, Ms. Jacobs brings to our Board significant relevant industry experience and a keen understanding of and strong insight into issues, challenges and opportunities facing the Company, including those related to legislative healthcare initiatives. As chairman and chief executive officer of Theragenics Corporation, she was at the forefront of her company in regard to the evolving corporate governance environment, which enables her to provide ongoing valuable contributions as a member of the Governance Committee of our Board. Ms. Jacobs served as co-chair of the Securities and Exchange Commission (SEC) Advisory Committee on Small and Emerging Companies from September 2011 to September 2015, which reflects her leadership and public company experience, including capital formation experience.

Current Committee Assignments:
- Audit Committee
- Compliance Committee
- Governance Committee



Independent Director

Committees
(as of July 2019):

- Finance Committee, Chair
- Audit Committee

Donald R. Knauss
Chairman of the Board and Chief Executive Officer, The Clorox Company (Retired)

Biography: Mr. Knauss, age 68, retired from The Clorox Company, a consumer goods company, in 2015, having served as executive chairman of the board from November 2014 until July 2015 and chairman and chief executive officer from October 2006 until November 2014. He was executive vice president of The Coca-Cola Company and president and chief operating officer for Coca-Cola North America from February 2004 until September 2006. Prior to his employment with The Coca-Cola Company, he held various positions in marketing and sales with PepsiCo, Inc. and Procter & Gamble and served as an officer in the United States Marine Corps. He currently serves as a director of the Kellogg Company and the Target Corporation. Mr. Knauss also serves as the chairman of the board of trustees for the University of San Diego. He was formerly a director of URS Corporation. Mr. Knauss has been a director of the Company since October 2014.

Skills & Qualifications: Mr. Knauss has gained substantial board leadership skills through his chairmanship role at The Clorox Company. He also brings substantial executive experience, including in the roles of chief executive officer, president and chief operating officer, through which he has developed valuable operational insights and strategic and long-term planning capabilities. In addition, Mr. Knauss possesses extensive international business management experience, which provides him with valuable insights into global business strategy. He also possesses extensive retail expertise, which includes experience in the retail pharmacy area. Mr. Knauss also has significant other public company board experience. Having worked outside of the healthcare industry, Mr. Knauss enhances the diverse perspectives on the Board.

Current Committee Assignments:
- Finance Committee, Chair
- Audit Committee



Independent Director

Committees
(as of July 2019):

- Audit Committee
- Compliance Committee
- Finance Committee

Marie L. Knowles
Executive Vice President and Chief Financial Officer, Atlantic Richfield Company (Retired)

Biography: Ms. Knowles, age 72, retired from Atlantic Richfield Company, a petroleum company, in 2000 and was executive vice president and chief financial officer from 1996 until 2000. She joined Atlantic Richfield Company in 1972 and held a number financial and operating management positions including president of ARCO Transportation Company from 1993 to 1996. Ms. Knowles is also an Independent Trustee of Fidelity Fixed Income and Asset Allocation Funds. Ms. Knowles was formerly a director of America West Holdings Corporation, Atlantic Richfield Company, Phelps Dodge Corporation and URS Corporation. She has been a director of the Company since March 2002.

Skills & Qualifications: Ms. Knowles brings to the Board extensive financial experience gained through her career at ARCO, including her tenure as chief financial officer. This experience makes her well qualified to serve as chair of the Company's Audit Committee and as the audit committee financial expert. This experience also enables Ms. Knowles to provide critical insight into, among other things, the Company's financial statements, accounting principles and practices, internal control over financial reporting, and risk management processes. Ms. Knowles was named a 2013 Outstanding Director by the San Francisco Business Times and the Silicon Valley Business Journal.

Current Committee Assignments:
- Audit Committee, Chair
- Compliance Committee
- Finance Committee



Independent Director

**Committees
(as of July 2019):**

- Compliance
  Committee, Chair
- Compensation
  Committee
- Governance
  Committee

Bradley E. Lerman
Senior Vice President, General Counsel and Corporate Secretary, Medtronic plc

Biography: Mr. Lerman, age 62, was named senior vice president, general counsel and corporate secretary of Medtronic plc, a provider of medical technology, services, and solutions, in May of 2014 and serves as a member of the executive committee. In this role, he leads Medtronic's global legal, government affairs and ethics and compliance functions. Prior to Medtronic, Mr. Lerman served as executive vice president, general counsel and corporate secretary for the Federal National Mortgage Association (Fannie Mae). Previous to Fannie Mae, he served as senior vice president, associate general counsel and chief litigation counsel for Pfizer. Mr. Lerman also served as a litigation partner at Winston & Strawn LLP in Chicago and as an assistant U.S. attorney in the Northern District of Illinois. Mr. Lerman has been a director of the Company since April 2018.

Skills & Qualifications: Mr. Lerman brings to our Board significant legal and regulatory expertise gained from years of large law firm practice and government positions with law enforcement responsibilities. His legal experience and seasoned judgment are instrumental in helping the Board navigate legal and compliance challenges. Mr. Lerman's deep understanding of the healthcare industry and experience linking compliance and legal considerations with corporate strategy also bring valuable insights to our Board.

Current Committee Assignments:
- Compliance Committee, Chair
- Compensation Committee
- Governance Committee



Independent Chair

**Committees
(as of July 2019):**

- Compensation
  Committee
- Governance
  Committee

Edward A. Mueller
Chairman of the Board and Chief Executive Officer, Qwest Communications International Inc. (Retired)

Biography: Mr. Mueller, age 72, retired as chairman and chief executive officer of Qwest Communications International Inc., a provider of voice, data and video services, in April 2011. He held the position of chairman and chief executive officer of Qwest Communications from August 2007 to April 2011. From January 2003 until July 2006, he served as chief executive officer of Williams-Sonoma, Inc., a provider of specialty products for cooking. Prior to joining Williams-Sonoma, Inc., Mr. Mueller served as president and chief executive officer of Ameritech Corporation, a subsidiary of SBC Communications, Inc., from 2000 to 2002. He was formerly a director of The Clorox Company, CenturyLink, Inc., Williams-Sonoma, Inc. and VeriSign, Inc. Mr. Mueller has been a director of the Company since April 2008 and was elected as independent board chair, effective April 1, 2019. Prior to this, he served as the Company's lead independent director from 2013 to 2019.

Skills & Qualifications: Mr. Mueller brings to the Board chief executive leadership and business management experience, as well as a strong business acumen and strategic planning expertise. Having worked outside the healthcare industry, he also adds to the mix of experiences and perspectives on our Board that promote a robust and deliberative decision-making process. While Chairman of the Board of Qwest Communications, Mr. Mueller had a leadership role in corporate governance, which enables him to provide valuable contributions as a member of the Governance Committee of our Board. He also has public company board experience with audit committee service.

Current Committee Assignments:
- Compensation Committee
- Governance Committee



Independent Director

**Committees
(as of July 2019):**

- Governance Committee, Chair
- Compensation Committee

Susan R. Salka
Chief Executive Officer, AMN Healthcare Services, Inc.

Biography: Ms. Salka, age 54, has served as chief executive officer and president of AMN Healthcare Services, Inc., provider of healthcare workforce solutions and staffing services to healthcare facilities across the nation, since 2005, and a director of the company since 2003. She has served in several other executive roles since joining AMN Healthcare Services, Inc. in 1990, including chief operating officer, chief financial officer and senior vice president of business development. She was formerly a director of Beckman Coulter Inc. and Playtex Products. Ms. Salka has been a director of the Company since October 2014.

Skills & Qualifications: With over 25 years of experience in the healthcare services industry, Ms. Salka brings to the Board a deep understanding of emerging trends in healthcare services. This industry experience gives her insight into important aspects of the Company's businesses, including opportunities potentially available to those businesses. She has also served in a number of executive leadership positions, including as a chief executive officer, chief financial officer and chief operating officer, which have provided her with business management, operational, financial and long-range planning experience. Ms. Salka also brings valuable experience acquired through significant public company board service.

Current Committee Assignments:
- Governance Committee, Chair
- Compensation Committee



Brian S. Tyler
Chief Executive Officer, McKesson Corporation

Biography: Mr. Tyler, age 52, has served as chief executive officer of McKesson Corporation since April 1, 2019, and previously served as the Company's president and chief operating officer from August 2018 to March 2019. Mr. Tyler served as chairman of the Management Board of McKesson Europe AG from 2017 to 2018, president and chief operating officer of McKesson Europe from 2016 to 2017, the Company's president of North American Pharmaceutical Distribution and Services from 2015 to 2016, and as the Company's executive vice president, corporate strategy and business development from 2012 to 2015. Mr. Tyler previously served in various other leadership roles in the Company, including as president of U.S. Pharmaceutical, president of McKesson Medical-Surgical, and president of McKesson Specialty Health. Mr. Tyler is a member of the board of directors of the International Federation of Pharmaceutical Wholesalers (IFPW) and a member of the IFPW Foundation board of directors. He is a member of the American Cancer Society's CEOs Against Cancer group in the North Texas chapter. He has been a director of the Company since April 2019.

Skills & Qualifications: Mr. Tyler brings more than 20 years of business and healthcare experience to the Board, and prior to that, earned his Ph.D. from The University of Chicago, Department of Economics specializing in industrial organization, labor economics and public finance/project evaluation. As McKesson's CEO and a long-time leader of McKesson's businesses, Mr. Tyler has extensive knowledge of the Company's culture and workforce, and its challenges and opportunities.



Independent Director

**Committees
(as of July 2019):**

• Compliance
  Committee
• Finance Committee

Kenneth E. Washington, Ph.D.
Chief Technology Officer, Ford Motor Company

Biography: Dr. Washington, age 58, has served as chief technology officer of Ford Motor Company, an automotive manufacturer, since June 2017. In this role, he leads Ford's worldwide research organization, oversees the development and implementation of Ford's technology strategy and plans, and plays a key role in Ford's expansion into emerging mobility opportunities. Previous to his role as CTO, Dr. Washington was appointed as Fords' vice president of Research and Advanced Engineering in August 2014. Prior to joining Ford, Dr. Washington was vice president of the Advanced Technology Center at Lockheed Martin Space Systems Company. Previous to this, he served as Lockheed Martin Corporation's first chief privacy officer. Dr. Washington also previously served as the vice president and chief technology officer for the Lockheed Martin internal IT organization. Prior to joining Lockheed Martin in February 2007, Dr. Washington served as chief information officer for Sandia National Laboratories, where he also previously served in a variety of technical, management and program leadership positions.

Skills & Qualifications: Dr. Washington's leadership in technology, research, and privacy at complex, global organizations will contribute to the Board's oversight of risk and strategy, particularly in the areas of cybersecurity and other compliance matters as the Company continues to pursue growth opportunities globally. Dr. Washington earned his bachelor's, master's and doctorate degree in Nuclear Engineering from Texas A&M University and is a fellow of the MIT Seminar XXI program on International Relations. As the newest member of the Board, we expect Dr. Washington will add additional breadth to the expert perspectives on the Board.

The Board, Committees and Meetings

The Board of Directors is the Company's governing body with responsibility for oversight, counseling and direction of the Company's management to serve the long-term interests of the Company and its shareholders. The Board's goal is to build long-term value for the Company's shareholders and to ensure the vitality of the Company for its customers, employees and other individuals and organizations that depend on the Company. To achieve its goal, the Board monitors both the performance of the Company and the performance of the Chief Executive Officer. The Board consists of nine members and, effective July 1, 2019, will consist of ten members. Ed Mueller serves as the Board's Independent Chair. All of the directors during FY 2019 were independent with the exception of John Hammergren, the Company's then-Chairman and CEO. All of the director nominees are independent with the exception of Brian Tyler, the Company's CEO.

With the Board's January 2019 formation of the Compliance Committee, the Board has five standing committees: the Audit Committee, Compensation Committee, Compliance Committee, Finance Committee, and Governance Committee. Each of these committees is governed by a written charter approved by the Board in compliance with the requirements of the SEC and the New York Stock Exchange, where applicable. The charter of each committee is reviewed annually by that committee and the Board. Each member of our standing committees is independent, as determined by the Board, under the NYSE listing standards and the Company's director independence standards. In addition, each member of the Audit Committee and Compensation Committee meets the additional, heightened independence criteria applicable to such committee members under the applicable rules. The members of each standing committee are appointed by the Board each year for a term of one year or until their successors are elected and qualified or their earlier resignation.

Board and Meeting Attendance

The Board met eight times during FY 2019. Each director attended at least 75% of the aggregate number of meetings of the Board and of all the standing committees. The independent directors also met in executive session during FY 2019, as necessary. Directors meet their responsibilities not only by attending Board and committee meetings, but also through communication with senior management, independent accountants, advisors and consultants and others on matters affecting the Company. Directors are also expected to attend the upcoming Annual Meeting. All then-directors attended the 2018 Annual Meeting of Stockholders. The membership of each standing committee in FY 2019 and the number of meetings held during FY 2019 are identified below.

Committee Membership, Responsibilities and Other Information

The following are the standing committees of the Board of Directors:

Audit Committee

Members in FY 2019:[1]
Marie L. Knowles*, Chair
Dominic J. Caruso*
M. Christine Jacobs
Donald R. Knauss

Committee Meetings in FY 2019:
5

All members are independent and financially literate

* designated as "audit committee financial expert"

Committee responsibilities include:

- reviewing with management the interim and annual audited financial statements filed in the Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, respectively, including any major issues regarding accounting principles and practices, and the adequacy and effectiveness of internal control over financial reporting that could significantly affect the Company's financial statements

- reviewing with management and the independent registered public accounting firm the interim financial statements

- appointing the independent accountants and monitoring their independence, evaluating their performance and approving their fees

- reviewing and accepting the annual audit plan, including the scope of the audit activities of the independent accountants

- assisting the Board with respect to its oversight of the Company's policies and procedures regarding compliance with applicable laws and regulations

Compensation Committee

Members in FY 2019:[1]
N. Anthony Coles, M.D., Chair
Bradley E. Lerman
Edward A. Mueller
Susan R. Salka

Committee Meetings in FY 2019:
9

Committee responsibilities include:

- reviewing and overseeing the Company's overall compensation philosophy and the development and implementation of compensation programs aligned with the Company's business strategy

- determining the structure and amount of all elements of executive officer compensation and benefits, including material perquisites, after consideration of management's recommendation and in consultation with the committee's independent compensation consultant

- reviewing and making determinations regarding the adoption, administration, and amendments to all equity incentive plans for employees, and cash incentive plans for executive officers

- evaluating the relationship between the incentives associated with Company plans and the level of risk-taking by executive officers in response to such incentives

- participating with management in the preparation of the Compensation Discussion and Analysis for the Company's proxy statement

- evaluating the qualifications, performance and independence of its advisors

Compliance Committee

Members in FY 2019:[1]
Bradley E. Lerman, Chair
Dominic J. Caruso
M. Christine Jacobs
Marie L. Knowles

Committee Meetings in FY 2019:
2*

* Compliance Committee formed in January 2019

Committee responsibilities include:

- overseeing the Company's compliance programs

- reviewing the Company's approach to, and results of, risk identification, assessment and mitigation plans for the principal legal and regulatory compliance risks facing the Company

- overseeing significant complaints and other matters raised through the Company's compliance reporting mechanisms

- reviewing significant government inquiries or investigations and other significant legal actions

- receiving information about current and emerging legal and regulatory compliance risks and enforcement trends that may affect the Company's business operations, performance or strategy

Finance Committee	**Committee responsibilities include:**
Members in FY 2019:[1] Donald R. Knauss, Chair Dominic J. Caruso N. Anthony Coles, M.D. Marie L. Knowles **Committee Meetings in FY 2019:** 5	• reviewing with management the long-range financial policies of the Company • providing advice and counsel to management on the financial aspects of significant acquisitions and divestitures, major capital commitments, proposed financings and other significant transactions of a financial nature • making recommendations concerning significant changes in the capital structure of the Company • reviewing tax policy utilized by management and the funding status and investment policies of the Company's tax-qualified retirement plans

Governance Committee	**Committee responsibilities include:**
Members in FY 2019:[1] Susan R. Salka, Chair M. Christine Jacobs Bradley E. Lerman Edward A. Mueller **Committee Meetings in FY 2019:** 6	• reviewing the size and composition of the Board and recommending measures to be taken so that the Board reflects the appropriate balance of knowledge, experience, skills, expertise and diversity • recommending the slate of nominees to be proposed for election at the annual meeting of stockholders, recommending qualified candidates to fill Board vacancies • evaluating the Board's overall performance, reviewing the level and form of non-employee director compensation, and administering the Company's related party transactions policy • monitoring emerging corporate governance trends, and overseeing and evaluating the Company's corporate governance policies and programs

[1] See pages 10-15 for committee memberships as of July 1, 2019.

Director Qualifications, Nomination and Diversity

To fulfill its responsibility to recruit and recommend to the Board nominees for election as directors, the Governance Committee considers all qualified candidates who may be identified by any one of the following sources: current or former Board members, a professional search firm, Company executives or shareholders.

Shareholders who wish to make a recommendation or propose a director candidate may do so by submitting the candidate's name, resume and biographical information and qualifications to the attention of the Corporate Secretary's Office at 6555 State Highway 161, Irving, Texas 75039. All recommendations or nominations received by the Corporate Secretary will be presented to the Governance Committee for its consideration. The Governance Committee will consider those candidates who meet the criteria described below, and the Governance Committee will recommend to the Board nominees who best suit the Board's needs. In order for a shareholder to make a nomination of a director candidate for election at an upcoming annual meeting of stockholders, such shareholder's nomination must comply with the requirements set forth in the Company's By-Laws.

In evaluating candidates for the Board, the Governance Committee reviews each candidate's independence, skills, experience and expertise against the criteria adopted by the Board. Members of the Board should have the highest professional and personal ethics, integrity and values, and represent diverse backgrounds and experience consistent with the Company's values. They should have broad experience at the policy-making level in business, technology, healthcare or public interest, or have achieved prominence in a relevant field. The Governance Committee will consider whether the candidate's background and experience demonstrates the ability to make the kind of important and sensitive judgments that the Board is called upon to make, and whether the nominee's skills are complementary to the existing Board members' skills. In addition, Board members must be able to devote sufficient time and energy to the performance of his or her duties as a director, and must be open to hearing different perspectives.

Mr. Caruso and Dr. Washington have each been nominated to stand for election by the shareholders for the first time. Both were initially identified as a potential director candidate by a professional search firm. The search firm gathered biographical information on each of Mr. Caruso and Dr. Washington and vetted their qualifications, experience and skills, as well as those of other potential director candidates. At its meeting in July 2018, the Governance Committee considered Mr. Caruso's experience, qualifications and skills, as well as those of other potential director candidates. Several members of the Board interviewed Mr. Caruso. Other candidates were also interviewed. In September 2018, the Board elected Mr. Caruso to serve on the Board. At its meetings in October 2018 and January 2019, the Governance Committee considered biographical information and background information of director candidates, including Dr. Washington, and evaluated their experience, qualifications and skills. Several members of the Board interviewed Dr. Washington. Other candidates were also interviewed. In June 2019, the Board elected Dr. Washington to serve on the Board effective July 1, 2019.

The Board does not maintain a formal policy regarding diversity; however, the Governance Committee considers diversity to include diversity of backgrounds, cultures, education, experience, skills, thought, perspectives, personal qualities and attributes, and geographic profiles (i.e., where the individuals have lived and worked), as well as race, ethnicity, gender, national origin and other categories. Our Governance Committee and the Board believe that a diverse representation on the Board fosters a robust, comprehensive, and balanced deliberation and decision-making process that is essential to the continued effective functioning of the Board and continued success of the Company. Women and people of color comprise 50% of our director nominees.

Corporate Governance

We are committed to continually assessing our governance policies and structures to incorporate best practices. We highlight some of our corporate governance practices below.

Key Governance Attributes	
Independent Chair	In 2017, following extensive engagement with our shareholders, we committed to splitting the role of chairman and CEO commencing with our next CEO. This year, we adopted an independent chair structure with the election of Ed Mueller as Independent Chair.
CEO and Senior Management Succession Planning	Recognizing that succession planning is a key component of the Company's continued success, the Board is committed to CEO and senior management succession planning. Brian Tyler's appointment as CEO this year is a product of that work and commitment.
Reduced Ownership Threshold to Call a Special Meeting to 15%	Following our 2018 Annual Meeting of Stockholders, our Board continued to carefully consider shareholder feedback and the best interests of the Company and reduced the ownership threshold required to call a special meeting from 25% to 15%.
Robust Shareholder Engagement Program	McKesson invests in a robust shareholder engagement program, having met with shareholders representing over 39% of our outstanding shares since the 2018 Annual Meeting of Shareholders. The Governance Committee, Compensation Committee and the full Board receive regular updates from management about shareholder feedback and best practices in corporate governance.
Committed to Board Refreshment	Seven of our 10 nominees have served on our Board for six years or less. By 2021, we will add at least one new director. By 2022, we plan to implement a policy that would require directors with 12+ years tenure to offer to resign from Board service annually, which the Board can, after careful consideration, choose to accept or reject.
Significant Risk Oversight	The Board and its committees devote significant time and effort to understanding and reviewing enterprise risks. This includes oversight of our Company's strategy and reputation as well as review of risks related to financial reporting, compensation practices, cybersecurity and opioid distribution.
Establishment of Compliance Committee	The Board established a standing Compliance Committee in January 2019. The purpose of the Compliance Committee is to assist the Board in oversight of McKesson's compliance programs and management's identification and evaluation of our primary legal and regulatory compliance risks.
Other Governance Best Practices	• Regular executive sessions of the independent directors • Proxy access right since 2015 • Eliminated supermajority voting requirements in 2011 • Majority voting standard for uncontested director elections • Annual director elections • Eliminated poison pill

You can access the following governance materials on our website at *www.mckesson.com/investors/corporate-governance*:

- Certification of Incorporation
- By-Laws
- Corporate Governance Guidelines

- Committee Charters
- Director Independence Standards
- Code of Conduct

Director Independence

Under the Company's Corporate Governance Guidelines, the Board must have a substantial majority of directors who meet the applicable criteria for independence required by the NYSE. Each year, the Board must determine, based on all relevant facts and circumstances, whether in its business judgment the nonexecutive directors satisfy the criteria for independence, including the absence of a material relationship with the Company. The Board will deem a director independent if no relationship or transaction exists that would disqualify such a director under these standards, and no other relationship or transaction exists of a type not specifically mentioned in NYSE standards that, in the Board's opinion, taking into account all relevant facts and circumstances, would impair a director's ability to exercise his or her independent judgment. Applying these standards, and all applicable laws, rules or regulations, the Board has determined that, with the exception of Brian Tyler, all of the Company's director nominees, namely Dominic Caruso, Tony Coles, Chris Jacobs, Don Knauss, Marie Knowles, Brad Lerman, Ed Mueller, Susan Salka and Ken Washington, are independent. The Board also determined that with the exception of John Hammergren, the Company's then-Chairman and CEO, all of the Company's directors during FY 2019 were independent.

Board Leadership Structure

The Board has an independent chair leadership structure with Ed Mueller serving as Board Chair and Brian Tyler serving as CEO.

The Board believes that this is the most effective Board leadership structure for the Company at this time. Prior to his election as Independent Board Chair, Mr. Mueller served as the Company's Lead Independent Director since 2013 and has served on the Company's Compensation Committee and Governance Committee. Mr. Mueller's experience serving on McKesson's Board, as well as other public company boards, positions him to effectively lead the Board. The Chair regularly solicits input from the CEO and independent directors as to the additional matters to place on the Board agenda and the information that would be useful for their review and consideration. All of the Board's standing committees are composed solely of, and chaired by, independent directors.

Mr. Tyler is a 22-year McKesson veteran who brings expert perspective on the future of the industry, both in the U.S. and globally. Having spent his entire career in healthcare, he has a clear vision on how McKesson will continue to play an integral role in improving care while driving value for McKesson's shareholders. He also brings with him a deep understanding of the Company, its culture and what's important to its employees. We believe the combined leadership of Mr. Mueller as Independent Chair and Mr. Tyler as CEO best serves the Company and its shareholders at this time.

The Governance Committee and Board annually evaluates the Board's leadership structure to determine the structure that would best serve the Company and its shareholders.

Board of Directors' Role in Risk Oversight

Our Board has responsibility for overseeing the business and affairs of the Company. This general oversight responsibility includes oversight of risk management, which the Board carries out as a whole or through its committees. Among other things, the Board as a whole periodically discusses the Company's enterprise risk management process, including its identification, ranking and assessment of operations, strategic, financial and compliance risks. This discussion includes the output of that process, as well as the Company's compliance programs and management of legal and regulatory risks. Below, as an example, we highlight two risk areas and the Board's role in risk oversight:

Controlled Substance Distribution Risk Oversight

Our Board actively oversees the Company's work to address the opioid epidemic. It regularly receives reports on the Company's Controlled Substance Monitoring Program ("CSMP") and discusses the Company's compliance with federal controlled substances regulatory requirements and the effectiveness of the Company's CSMP. The Board additionally receives updates on pending litigation and investigations. Further, the Compliance Committee regularly receives updates on the CSMP. For more information on the Company's work to address the opioid epidemic, please see pages 8-9 of this proxy statement.

Cybersecurity Risk Oversight

At least twice annually, the Board reviews with management the Company's cybersecurity risk reduction strategy. Management's reports to the Board focus on:

- cybersecurity trends and regulatory updates
- information protection program strategy, framework and program scorecard
- implications for the Company's business strategy
- operational technology strategy and risk reduction
- audit and compliance

Role of Board Committees in Risk Oversight

Although the Board has ultimate responsibility for overseeing risk management, it has delegated certain oversight responsibilities to committees with specific areas of responsibility and expertise. Each of the standing committees regularly meets in executive session. The chairs of the committees report to the full Board the significant risks facing the Company, as identified by management, and the measures undertaken by management for controlling and mitigating those risks.

Committee Roles in Risk Oversight	
Audit Committee	**Governance Committee**
• Assists the Board in monitoring integrity of financial statements, independent auditor's qualifications, independence and performance, performance of the Company's internal audit function • Coordinates with the Compliance Committee in monitoring compliance with legal and regulatory requirements	• Oversees evaluation of the Board's performance, Board composition, refreshment and committee leadership • Evaluates the Company's governance practices and monitors shareholder feedback
Compliance Committee	**Finance Committee**
• Assists the Board in oversight of compliance programs and management's identification and evaluation of the Company's principal legal and regulatory compliance risks • Coordinates with the Audit Committee in monitoring compliance with legal and regulatory requirements	• Oversees risk assessment and management processes related to, among other things, credit, capital structure, liquidity and insurance programs • Assists the Board in oversight of the financial aspects of significant acquisitions and divestitures and other significant transactions of a financial nature
Compensation Committee	
• Oversees risk assessment and management with respect to the Company's compensation policies and practices.	

McKesson senior leadership is responsible for the day-to-day management of the risks facing the Company, including macroeconomic, financial, strategic, operational, public reporting, legal, regulatory, political, cybersecurity, compliance, and reputational risks. Management carries out this risk management responsibility through a coordinated effort among the various risk management functions within the Company. As part of its ongoing compliance program, the Company monitors potential uses of conflict minerals in its businesses, particularly in the context of acquisitions, and it reports when required these diligence efforts and determinations.

Risk Assessment of Compensation Policies and Practices

We annually conduct a review of all incentive compensation plans utilized throughout the Company, using a framework for risk assessment provided to us by a nationally recognized outside compensation advisor. In conducting our review, a detailed assessment of each incentive compensation plan, without regard to materiality, is first prepared by representatives from the Company's business units and then reviewed by senior executives of our Human Resources Department. The review framework requires representatives of our business units to examine and report on the presence of certain design elements under both cash and equity incentive compensation plans that could encourage our employees to incur excessive risk, such as the selection and documentation of incentive metrics, the ratio of incentive to fixed compensation, the year-over-year variability in payouts, the amount of management discretion, and the percentage of compensation expense as compared to the business units' revenues. Consistent with our findings in past years, management concluded that for FY 2019 our policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. A summary of management's findings was reviewed with the Compensation Committee at its April 2019 meeting.

The Compensation Committee discussed management's findings, and considered that the Company utilizes many design features that mitigate the likelihood of encouraging excessive risk-taking behavior. Among these design features are:

- Multiple metrics across the entire enterprise that balance top-line, bottom-line and cash management objectives;
- Linear payout curves, performance thresholds and caps;
- Reasonable goals and objectives, which are well-defined and communicated;
- Strong compensation recoupment policy; and
- Training on our Code of Conduct and other policies that educate our employees on appropriate behaviors and the consequences of taking inappropriate actions.

In addition, incentives for senior management feature the following:

- Balance of short- and long-term variable compensation tied to a mix of financial and operational objectives and the long-term value of our stock;
- The Compensation Committee's ability to exercise downward discretion in determining payouts, including after consideration of regulatory, compliance and legal issues; and
- Rigorous stock ownership and retention guidelines.

Based on the foregoing, the Compensation Committee concurred with management that our compensation policies and practices do not create inappropriate or unintended significant risk to the Company as a whole. We believe that our incentive compensation plans do not provide incentives that encourage risk-taking beyond the organization's ability to effectively identify and manage significant risks, are compatible with effective internal controls and the risk management practices of the Company, and are supported by the oversight and administration of the Compensation Committee with regard to our executive compensation program.

Related Party Transactions Policy and Transactions with Related Persons

The Company has a written Related Party Transactions Policy requiring approval or ratification of certain transactions involving executive officers, directors and nominees for director, beneficial owners of more than 5% of the Company's common stock, and immediate family members of any such persons where the amount involved exceeds $120,000. Under the policy, the Company's General Counsel initially determines if a transaction or relationship constitutes a transaction that requires compliance with the policy or disclosure. If so, the matter will be referred to the Governance Committee. Annually, our directors, nominees and executive officers are asked to identify any transactions that might fall under the policy as well as to identify immediate family members. Additionally, they are required to notify the General Counsel of any potential related party transaction. The transaction may be approved or ratified if, in the Governance Committee's business judgment and based on the review of all relevant facts and circumstances, it is determined that the transaction is fair and reasonable to the Company and consistent with its best interests. Factors that may be taken into account in making that determination include, without limitation: (i) the business purpose of the transaction; (ii) whether the transaction is made in the ordinary course of business and is entered into on an arm's-length basis; (iii) whether it would impair the independence of a director; and (iv) whether it would violate the provisions of the Company's Code of Conduct.

The brother-in-law of the Company's former CEO John Hammergren is employed by the Company and received approximately $137,783 in salary and bonus during FY 2019 and was eligible to participate in the Company's general employee benefit plans. The son-in-law of Mr. Hammergren is employed by the Company and received approximately $203,569 in salary and bonus during FY 2019 and was eligible to participate in the Company's general employee benefit plans. Such compensation was established by the Company in accordance with its employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions.

Communications with Directors

Shareholders and other interested parties may communicate with any of the directors, including the Board Chair and any other, or all of the directors as a group, by addressing their correspondence to the Board member or members, c/o the Corporate Secretary's Office, McKesson Corporation, 6555 State Highway 161, Irving, Texas 75039, or via e-mail to *boardchair@mckesson.com* or to *nonmanagementdirectors@mckesson.com*. The Corporate Secretary's office maintains a log of such correspondence received by the Company that is addressed to members of the Board, other than advertisements, solicitations or correspondence deemed by the Corporate Secretary to be irrelevant to Board responsibilities. Directors may review the log at any time, and request copies of any correspondence received.

Director Compensation

We use a combination of cash and equity-based compensation to attract and retain qualified candidates to serve on our Board. The Governance Committee annually reviews the level and form of the Company's director compensation and, if it deems appropriate, recommends to the Board changes in director compensation. In reviewing our non-employee director compensation program, the committee is guided by these principles:

- Compensation should pay directors at competitive levels for the work required in a company of our size and scope, differentiating among directors where appropriate to reflect different levels of responsibilities;
- A significant portion of compensation should be in the form of stock, to align the directors' interests with our shareholders; and
- The structure of the program should be simple and transparent.

The compensation for each non-employee director of the Company includes an annual cash retainer, an annual restricted stock unit ("RSU") award and meeting fees. The Lead Independent Director and chairs of the standing committees receive an additional annual cash retainer, and the Lead Independent Director receives an additional annual grant of RSUs. Detail on the value of the annual retainer and RSU awards provided to each non-employee director for FY 2019 is provided below. With regard to the Board and standing committees, non-employee directors receive a $1,500 per-meeting fee, except that the fee is $2,000 for Audit Committee meetings. With regard to meetings other than standing committee meetings, the Governance Committee determines on a case-by-case basis whether meeting fees are appropriate for non-employee directors. Non-employee directors are paid their reasonable expenses for attending Board and committee meetings. Directors who are employees of the Company or its subsidiaries do not receive any compensation for service on the Board.

In October 2018, in connection with Mr. Hammergren's announcement of his intention to retire from the Company, our Board appointed Ed Mueller as Independent Chair of the Board, effective April 1, 2019. Following a review of director compensation practices at companies of similar size and complexity, the Board also approved for the Independent Chair an annual cash retainer of $120,000 and annual RSU grant with an approximate grant date value of $120,000, which amounts are incremental to the compensation provided to Mr. Mueller for his service as a non-employee director and member of multiple Board committees.

2019 Director Compensation Table

The following table sets forth information concerning the compensation paid to or earned by each non-employee director for the fiscal year ended March 31, 2019. Mr. Hammergren is not included in this table as he was an employee of the Company during FY 2019 and received no compensation for his service as a director. The compensation paid to or earned by Mr. Hammergren as an officer of the Company is shown in the 2019 Summary Compensation Table.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Andy D. Bryant	45,130	-0-	-0-	45,130
Dominic J. Caruso	58,630	155,436[4]	-0-	214,066
N. Anthony Coles, M.D.	141,902	180,023	5,000	326,925
M. Christine Jacobs	114,500	180,023	-0-	294,523
Donald R. Knauss	119,500	180,023	-0-	299,523
Marie L. Knowles	132,500	180,023	-0-	312,523
Bradley E. Lerman	108,847	225,085[5]	-0-	333,932
Edward A. Mueller	139,500	205,092[6]	-0-	344,592
Susan R. Salka	114,222	180,023	20,000	314,245

(1) Consists of the following, as applicable, whether paid or deferred: director annual cash retainer; standing committee meeting fees; other meeting fees; and the annual standing committee chair and Lead Independent Director retainers.

(2) Represents the aggregate grant date fair value of RSUs, computed in accordance with Accounting Standards Codification issued by the Financial Accounting Standards Board, Topic 718, labeled "Compensation — Stock Compensation" ("ASC Topic 718") disregarding any estimates of forfeitures related to service-based vesting conditions. Such values do not reflect whether the recipient has actually realized a financial benefit from the award. For information on the assumptions used to calculate the value of the awards, refer to Financial Note 8 of the Company's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended March 31, 2019 as filed with the SEC on May 15, 2019.

(3) Represents the amount of matching contributions and other charitable donations provided by the McKesson Foundation.

(4) Mr. Caruso was elected to the Board effective September 2018 and received a prorated portion of the automatic annual grant of RSUs made to non-employee directors in July 2018.

(5) Mr. Lerman was elected to the Board effective April 2018 and received a prorated portion of the automatic annual grant of RSUs made to non-employee directors in July 2017, in addition to the automatic annual grant of RSUs he received in July 2018.

(6) Represents both the automatic annual grant of RSUs made to all non-employee directors and the automatic annual grant of RSUs for service as Lead Independent Director.

Cash Compensation

Each non-employee director receives an annual retainer, and the Lead Independent Director (beginning with FY 2020, the Independent Chair) and chairs of the standing committees receive an additional annual retainer. Information on retainers and meeting fees, in each case as paid in FY 2019, are set forth in the table below. Directors may elect in advance of a calendar year to defer up to 100% of their annual retainer (including any standing committee chair or Lead Independent Director retainer) and meeting fees into the Company's Deferred Compensation Administration Plan III ("DCAP III"). The minimum deferral period for any amounts deferred is five years; however, notwithstanding the director's deferral election, if a director ceases to be a director of the Company for any reason other than disability, retirement or death, the account balance will be paid in a lump sum in the first January or July which is at least six months following and in the year after the director's separation from service. In the event of disability, retirement or death, the account balance will be paid in accordance with the director's deferral election. To be eligible for retirement, a director must have served on the Board for at least six consecutive years prior to the director's separation. The Compensation Committee approves the rate at which interest or earnings are credited each year to amounts deferred into DCAP III. A director may elect to have all or part of his or her DCAP III account credited with earnings (or losses) based on the director's choice of a hypothetical investment in certain funds available under the Company's 401(k) plan. To the extent no such hypothetical investment selection is made by the director, interest is credited at an interest rate determined by the committee, which for calendar year 2019 is 120% of the long-term applicable federal rate published for December 2018 by the Internal Revenue Service ("IRS").

The following table summarizes the cash compensation provided to non-employee directors during FY 2019:

FY 2019 Non-Employee Director Cash Compensation	Total ($)
Annual cash retainer	80,000
Additional retainer for Lead Independent Director	25,000
Additional retainer for Chair of the Audit Committee	20,000
Additional retainer for Chair of the Compensation Committee	20,000
Additional retainer for Chair of all other standing committees	10,000
Meeting fee for each Audit Committee meeting attended	2,000
Meeting fee for each Board, committee or other meeting attended	1,500

Equity Compensation

Non-employee directors receive an automatic annual grant of RSUs with an approximate grant date value of $180,000. The actual number of RSUs granted is determined by dividing $180,000 by the closing price of the Company's common stock on the grant date (with any fractional unit rounded up to the nearest whole unit); provided, however, that the number of units granted in any annual grant will in no event exceed 5,000, in accordance with our 2013 Stock Plan. In addition to the $25,000 annual cash retainer for the Lead Independent Director (as shown in the above table), the Lead Independent Director receives an annual grant of RSUs with an approximate grant date value of $25,000.

The RSUs granted to non-employee directors are vested upon grant. If a director meets the director stock ownership guidelines (currently $480,000, six times the annual cash retainer), then the director will, on the grant date, receive the shares underlying the RSUs, unless the director elects to defer receipt of the shares. The determination of whether a director meets the director stock ownership guidelines is made as of the last day of the deferral election period preceding the applicable RSU award. If a non-employee director has not met the stock ownership guidelines as of the last day of such deferral election period, then issuance of the shares underlying the RSUs will automatically be deferred until the director's separation from service.

Recipients of RSUs are entitled to dividend equivalents at the same dividend rate applicable to the Company's common shareholders, which is determined by our Board and currently is $0.39 per share each quarter. For our directors, dividend equivalents on RSUs are credited quarterly to an interest-bearing cash account and are not distributed until the shares underlying the RSUs are issued to the director. Interest accrues on directors' credited dividend equivalents at the rate set by the Compensation Committee under the terms of our 2013 Stock Plan, which is currently 120% of the long-term applicable federal rate published for December 2018 by the IRS.

All Other Compensation and Benefits

Non-employee directors are eligible to participate in the McKesson Foundation's Executive Request Program and Matching Gifts Program. Under the Executive Request Program, our non-employee directors may request that the foundation make donations to qualifying public charitable organizations. Under the Matching Gifts Program, our non-employee directors' own gifts to schools, educational associations or funds and other public charitable organizations are eligible for a match by the foundation of up to $5,000 per director for each fiscal year.

ITEM 2. Ratification of Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2020

Your Board recommends a vote "FOR" this ratification proposal.

The Audit Committee has approved Deloitte & Touche LLP ("D&T") as the Company's independent registered public accounting firm to audit the consolidated financial statements of the Company and its subsidiaries for the fiscal year ending March 31, 2020. The committee believes that D&T is knowledgeable about the Company's operations and accounting practices, and is well qualified to act as the Company's independent registered public accounting firm.

We are asking our shareholders to ratify the selection of D&T as the Company's independent registered public accounting firm. Although ratification is not required by our By-Laws or otherwise, the Board is submitting the selection of D&T to our shareholders for ratification as a matter of good corporate practice. If shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain D&T. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders. Representatives of D&T are expected to be present at the Annual Meeting to respond to questions and to make a statement if they desire to do so. For the fiscal years ended March 31, 2019 and 2018, professional services were performed by D&T, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche"), which includes Deloitte Consulting. Fees for those years were as follows:

	FY 2019	FY 2018
Audit Fees	$19,145,000	$19,420,500
Audit-Related Fees	2,245,000	4,865,000
TOTAL AUDIT AND AUDIT-RELATED FEES	**21,390,000**	**24,285,500**
Tax Fees	414,000	1,248,000
All Other Fees	—	—
TOTAL	**$21,804,000**	**$25,533,500**

Audit Fees. This category consists of fees for professional services rendered for the audit of the Company's consolidated annual financial statements, the audit of the Company's internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002, review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by D&T in connection with statutory and regulatory filings or engagements. This category also includes advice on accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, foreign statutory audits required by non-U.S. jurisdictions, registration statements and comfort letters.

Audit-Related Fees. This category consists of fees for assurance and related services such as employee benefit plan audits, accounting and financial reporting audit-related fees, due diligence in connection with mergers, divestitures and acquisitions, and attest services related to financial reporting that are not required by statute or regulation. The decrease in fiscal year ended March 31, 2019 was primarily related to less acquisition activity.

Tax Fees. This category consists of fees for professional services rendered for U.S. and international tax compliance, including services related to the preparation of tax returns and professional services. For the fiscal years ended March 31, 2019 and 2018, no amounts were incurred by the Company for tax advice, planning or consulting services. The decrease in fiscal year ended March 31, 2019 was primarily related to less tax provisions and compliance projects.

All Other Fees. This category consists of fees for products and services other than the services reported above.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Pursuant to the Applicable Rules, and as set forth in the terms of its charter, the Audit Committee has sole responsibility for appointing, setting compensation for, and overseeing the work of the independent registered public accounting firm. The Audit Committee has established a policy that requires it to pre-approve all audit and permissible non-audit services, including audit-related and tax services, to be provided by Deloitte & Touche. Between meetings, the Chair of the Audit Committee is authorized to pre-approve services, which are reported to the committee at its next meeting. All of the services described in the fee table above were approved in conformity with the Audit Committee's pre-approval process.

Audit Committee Report

The Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the Company's financial reporting processes. The functions of the Audit Committee are described in greater detail in the Audit Committee's written charter adopted by the Company's Board of Directors, which may be found on the Company's website at *www.mckesson.com* under the caption "Investors — Corporate Governance." The Audit Committee is composed exclusively of directors who are independent under the applicable SEC and NYSE rules and the Company's independence standards. The Audit Committee's members are not professionally engaged in the practice of accounting or auditing, and they necessarily rely on the work and assurances of the Company's management and the independent registered public accounting firm. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal control over financial reporting. D&T is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and expressing opinions on the conformity of those audited financial statements with United States generally accepted accounting principles and the effectiveness of the Company's internal control over financial reporting.The Audit Committee has: (i) reviewed and discussed with management the Company's audited financial statements for the fiscal year ended March 31, 2019; (ii) discussed with D&T the matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") and NYSE standards; (iii) received the written disclosures and the letter from D&T required by applicable requirements of the PCAOB regarding D&T's communications with the Audit Committee concerning independence; and (iv) discussed with D&T its independence from the Company. The Audit Committee further considered whether the provision of non-audit related services by D&T to the Company is compatible with maintaining the independence of that firm from the Company. The Audit Committee has also discussed with management of the Company and D&T such other matters and received such assurances from them as it deemed appropriate.

The Audit Committee discussed with the Company's internal auditors and D&T the overall scope and plans for their respective audits. The Audit Committee meets regularly with the internal auditors and D&T, with and without management present, to discuss the results of their audits, the evaluation of the Company's internal control over financial reporting and the overall quality of the Company's accounting and financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements for the fiscal year ended March 31, 2019 be included in the Company's Annual Report on Form 10-K for filing with the SEC.

Audit Committee of the Board of Directors
Marie L. Knowles, *Chair*
Dominic J. Caruso
M. Christine Jacobs
Donald R. Knauss

PRINCIPAL SHAREHOLDERS

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding ownership of the Company's outstanding common stock by any entity or person, to the extent known by us or ascertainable from public filings, that is the beneficial owner of more than 5% of the outstanding shares of common stock:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class*
The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	16,542,861[1]	8.88%
BlackRock, Inc. 55 East 52nd Street New York, New York 10022	15,773,706[2]	8.46%

* Based on 186,377,093 shares of common stock outstanding as of June 4, 2019.

(1) This information is based upon a Schedule 13G/A filed with the SEC on February 11, 2019 by The Vanguard Group, which reports sole voting power with respect to 229,129 shares, shared voting power with respect to 46,929 shares, sole dispositive power with respect to 16,270,857 shares, and shared dispositive power with respect to 272,004 shares.

(2) This information is based upon a Schedule 13G/A filed with the SEC on February 6, 2019 by BlackRock, Inc., which reports sole voting power with respect to 13,732,518 shares and sole dispositive power with respect to 15,773,706 shares as a result of being a parent company or control person of certain subsidiaries.

Security Ownership of Directors and Executive Officers

The following table sets forth, as of June 4, 2019, except as otherwise noted, information regarding ownership of the Company's outstanding common stock by: (i) all directors and director nominees; (ii) each executive officer named in the 2019 Summary Compensation Table below (collectively, our named executive officers or the "NEOs"); and (iii) all directors, NEOs and executive officers as a group. The table also includes shares of common stock that underlie outstanding RSUs and options to purchase common stock of the Company that either vest or become exercisable within 60 days of June 4, 2019:

Name of Individual	Shares of Common Stock Beneficially Owned[1]	Percent of Class
Dominic J. Caruso	1,193 [2]	*
N. Anthony Coles, M.D.	3,789 [2]	*
John H. Hammergren	1,094,435 [3][4][5]	*
M. Christine Jacobs	25,261 [2]	*
Donald R. Knauss	4,714 [2]	*
Marie L. Knowles	9,342 [2]	*
Bradley E. Lerman	1,662 [2]	*
Edward A. Mueller	19,676 [2]	*
Bansi Nagji	60,043 [3]	*
Susan R. Salka	6,719 [2][4]	*
Lori A. Schechter	86,837 [3][4]	*
Brian S. Tyler	133,846 [3][5]	*
Britt J. Vitalone	22,739 [3][5]	*
Kenneth E. Washington	— [6]	*
All directors, NEOs and executive officers as a group (15 persons)	1,631,791 [2][3][4][5]	*

* Less than 1.0%. The number of shares beneficially owned and the percentage of shares beneficially owned are based on 186,377,093 shares of the Company's common stock outstanding as of June 4, 2019, adjusted as required by the rules promulgated by the SEC. Shares of common stock that may be acquired by exercise of stock options or vesting of RSUs within 60 days of June 4, 2019 and vested RSUs that are not yet settled are deemed outstanding and beneficially owned by the person holding such stock options or RSUs for purposes of computing the number of shares and percentage beneficially owned, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person.

(1) Except as otherwise indicated in the footnotes to this table, the persons named have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

(2) Includes vested RSUs or common stock units accrued under the 2013 Stock Plan, 2005 Stock Plan, Directors' Deferred Compensation Administration Plan and the 1997 Non-Employee Directors' Equity Compensation and Deferral Plan (the receipt of the underlying shares having been deferred) as follows: Mr. Caruso, 1,193 units; Dr. Coles, 3,789 units; Ms. Jacobs, 25,261 units; Mr. Knauss, 4,714 units; Ms. Knowles, 9,342 units; Mr. Lerman, 1,662 units; Mr. Mueller, 19,676 units; Ms. Salka, 4,714 units; and all directors, NEOs and executive officers as a group, 70,351,units. Directors, NEOs and executive officers have neither voting nor investment power with respect to such units

(3) Includes shares that may be acquired by exercise of stock options or vesting of RSUs within 60 days of June 4, 2019, as follows: Mr. Hammergren, 689,903 shares; Mr. Nagji, 55,238 shares; Ms. Schechter, 73,915 shares; Mr. Tyler, 121,446 shares; Mr. Vitalone, 21,155 shares and all directors, NEOs and executive officers as a group, 1,096,484 shares.

(4) Includes shares held by immediate family members who share a household with the named person, by family trusts as to which the named person and his or her spouse have shared voting and investment power, or by an independent trust for which the named person disclaims beneficial ownership as follows: Mr. Hammergren, 400,256 shares; Ms. Salka, 2,005 shares; Ms. Schechter, 10,887 shares; and all directors, NEOs and executive officers as a group, 413,148 shares.

(5) Includes shares held under the Company's 401(k) Retirement Savings Plan as of June 4, 2019, as follows: Mr. Hammergren, 4,276 shares; Mr. Tyler, 208 shares; Mr. Vitalone, 533 shares; and all NEOs and executive officers as a group, 5,298 shares.

(6) Dr. Washington is included in this table as a director nominee.

EXECUTIVE COMPENSATION

A Letter from Our Compensation Committee

Dear Fellow Shareholders,

As members of McKesson's Compensation Committee, we endeavor to create an executive compensation program that strikes the right balance of pay for performance; attracts and retains an exceptionally talented executive team; and steers McKesson's leadership to meet ambitious goals without taking undue risk. This framework was of particular importance in FY 2019, which was a year of transition and transformation for the Company, in light of changes made to both our senior management team and our Board. The committee recognizes that as McKesson continues to evolve, our executive compensation programs have been, and will continue to be, essential to our ongoing success through this period of meaningful change.

Our refreshed Compensation Committee brought new perspectives. In 2018, we approved a number of changes to the composition and leadership of our committee. As part of this refreshment, Dr. Coles assumed the role of Committee Chair, and Mr. Lerman and Ms. Salka joined the Committee as new members. Over the past 12 months, we dedicated significant time and effort to thoroughly review the Company's executive compensation structure amidst our leadership transition and based on shareholder feedback received during the course of our ongoing engagement efforts.

We implemented a number of changes and decisions to support the Company's transformation. In FY 2019, we:

- Continued decreasing reported CEO pay by reducing Mr. Hammergren's target long-term incentive ("LTI") compensation by $4.7 million;

- Approved one-time incentive awards to select executive officers, excluding Mr. Hammergren, in order to facilitate a successful leadership transition, enhance our competitive position, strengthen retention of key executives with skills critical to our strategic growth initiative, and create alignment with our shareholders on both the upside and downside, as more fully described on pages 32-33 of this proxy statement; and

- Reinforced and codified our long-standing practice of considering regulatory, compliance and legal issues when making executive compensation decisions, by revising our annual governance checklist to incorporate these considerations as a formal agenda item at appropriate committee meetings.

More recently, we made several changes to the compensation program for FY 2020 that are intended to promote a focus on operational objectives and drive sustained shareholder value creation. These changes, which are described on page 36, include:

- Rebalancing our Management Incentive Plan (annual cash incentive) to be more aligned with the design of our current business unit bonus programs; and

- Simplifying our LTI compensation program by eliminating stock options and cash long-term incentive awards, which are being replaced with restricted stock units to provide stability and retention.

We conducted a substantial shareholder outreach effort that included the committee Chair and management. This effort involved meeting with shareholders representing over 39% of the Company's outstanding common stock. We had robust discussions, many including our Chair, in which we listened to your views and shared our perspectives. We also heard your support for retaining our management team, and making targeted changes to the program that would be meaningful to you. The range of views we encountered and the thoughtful dialogue reminded us of the debates that we have within our boardroom, where a diversity of voices helps to identify the right path forward.

We believe the evolution of our program is consistent with your input and ensures that our leadership team is aligned with our strategic goals. We worked diligently to implement changes that we believe are in the best interests of our shareholders as a group and allow us to retain our executive team. We have great confidence in the abilities of our new CEO and the entire leadership team at McKesson to continue to execute against our strategic growth initiative. We look forward to maintaining ongoing dialogue with our shareholders as we guide McKesson through our next era.

Our committee is and will remain committed to the ongoing evaluation and improvement of our executive compensation program, informed by an ongoing discussion with you. We look forward to continuing the dialogue and encourage you to reach out with any questions or concerns related to our program before making your voting decision. Thank you for your investment in McKesson.

The Compensation Committee,

N. Anthony Coles, M.D., **Chair**
Bradley E. Lerman
Edward A. Mueller
Susan R. Salka

Compensation Discussion and Analysis

The Compensation Discussion and Analysis describes McKesson's executive compensation program and reviews compensation decisions for our CEO and CFO, and our three other most highly compensated executive officers, all of whom were serving as of March 31, 2019 (collectively, our Named Executive Officers or "NEOs"). Mr. Hammergren served as our CEO for all of FY 2019 and retired from the Company effective March 31, 2019. For FY 2019, our NEOs and their respective titles were as follows:

Name	Title
John H. Hammergren	Chairman of the Board and Chief Executive Officer
Britt J. Vitalone	Executive Vice President and Chief Financial Officer
Brian S. Tyler	President and Chief Operating Officer
Lori A. Schechter	Executive Vice President, General Counsel and Chief Compliance Officer
Bansi Nagji	Executive Vice President, Chief Strategy and Business Development Officer

Overview

FY 2019 Performance Highlights

In FY 2019, we delivered adjusted operating results that were in line with our expectations at the enterprise level and across most of our business units. We focused on execution and operational excellence, and invested to enhance our ability to deliver value to our manufacturer partners, our customers, and patients. In addition, the acquisition of Medical Specialties Distributors (MSD) supported two of the Company's strategic growth pillars – manufacturer services and specialty – and contributed in an accretive way to our FY 2019 Medical-Surgical business results. Most importantly, we positioned ourselves to lead in areas of patient care delivery that present powerful new growth opportunities. Our announced strategic growth initiative, which included a review of our organizational structure, articulates a bold path for McKesson, and we are poised for the next significant wave of healthcare innovation.



Top Line Growth		*Bottom Line Results*	
$214.3B	3%	$13.57	$3.5B
Total Revenue	Revenue Growth	Adjusted EPS	Free Cash Flow

In our discussion of executive compensation throughout this proxy statement, we refer to adjusted earnings per share ("Adjusted EPS"), Adjusted Operating Cash Flow ("Adjusted OCF") and Free Cash Flow ("FCF") as performance metrics specifically used in our incentive programs. In Appendix A to this proxy statement, we provide reconciliations from earnings per share and operating cash flow calculated in accordance with generally accepted accounting principles ("GAAP") to the above non-GAAP metrics used in calculating performance under our incentive plans. A description of ROIC, a non-GAAP metric, can be found on page 42 of this proxy statement.

FY 2019 — A Year of Transition and Transformation

Leadership Transition

Last fall, the Board commenced an orderly leadership transition following Mr. Hammergren's decision to retire from his roles as Chief Executive Officer and Chairman of the Board of Directors, effective as of March 31, 2019. On April 1, 2019, Mr. Tyler, previously our President and Chief Operating Officer, became Chief Executive Officer and joined the Board. The appointment of Mr. Tyler, a 22-year veteran of McKesson who has led multiple McKesson businesses and strategy, in addition to serving as President and Chief Operating Officer, enables leadership continuity at an important time.

Mr. Tyler's experience has provided him with the optimal background and perspective to lead McKesson's current strategic initiatives and continue to drive long-term growth in the future. As a result of the thoughtful succession planning process, the Board believes we have the right leadership team in place to continue to drive long-term shareholder value creation.

Business Strategy and Key Initiatives

In April 2018 we launched a strategic growth initiative focused on creating innovative solutions that improve patient care delivery and drive incremental profit growth. The initiative comprises multiple growth pillars and operational and cost structure enhancements designed to increase efficiency, accelerate execution and improve long-term performance. McKesson's growth priorities include expanded supply chain and commercialization services for pharmaceutical and medical supply manufacturers; enhanced solutions for the rapidly growing specialty pharmaceutical market; and new offerings that will strengthen and expand the role of retail pharmacy in patient care delivery. These growth priorities are all supported by our ongoing investments in data and analytics capabilities.



Focus Areas

Manufacturer Value Proposition	*Specialty Pharmaceuticals*	*Evolution of Retail Pharmacy*	*Operating Model*
Broaden and deepen our manufacturer value proposition	Capture and accelerate more profitable growth	Grow our position in future retail and dispensing models	Optimize support functions and implement cost savings programs

Supported By Data and Analytics Capabilities

In FY 2019, we acquired Medical Specialties Distributors, a leading national distributor of infusion and medical-surgical supplies as well as biomedical services to alternate site and home health providers, which supports two of the Company's strategic growth pillars – manufacturer services and specialty – and complements the Company's existing low-cost site of care infusion platform. In addition, we made progress on evolving our operating structure with particular emphasis in the areas of finance, technology, human resources and indirect spend. These actions included the adoption of disciplined and rigorous internal spend guidelines across the enterprise; transitioning several business unit functional and back-office services to a more centralized hub model, leveraging outsourcing and technology; and accelerating technology adoption, including increasing the use of robotics processing automation, artificial intelligence, and data and analytics to deliver more efficient and accurate service and output.

Incentive Awards to Drive Successful Strategic Execution

To incentivize execution on our growth initiative and ensure leadership continuity through Mr. Hammergren's retirement, in FY 2019 our Compensation Committee approved one-time incentive awards to select executive officers, excluding Mr. Hammergren. The Board believed that this award would provide a compensation opportunity that would encourage our executive team to successfully execute on our growth initiative to drive long-term shareholder value while also ensuring continuity at the highest level of the Company.

These incentive awards were designed to focus our leadership team on executing on initiatives that will drive Adjusted Operating Profit ("AOP"), which over the long term is expected to drive the value of our shares. In Appendix A to this proxy statement, we have included the definition of AOP that we will use for purposes of these awards. The Compensation Committee selected incremental cumulative AOP as the sole metric because it would focus the executive team on driving operational performance and profitability. The awards also enhance our competitive position and strengthen retention of key executives with skills critical to our growth initiative. The awards are divided equally between performance stock units ("PSUs") with a performance period of three years and total vesting period of four years, and restricted stock units ("RSUs") that will vest 100% in November 2021.

PSUs will be earned based on performance against incremental cumulative AOP goals that are over and above profit targets already established in our long-range plan for the period of FY 2019 through FY 2021. **Therefore, the PSUs will not pay out at all unless significant stretch performance is achieved**. Key terms of the PSU awards are described and illustrated below. The aggregate grant date value of each such incentive awarded to Mr. Vitalone, Ms. Schechter and Mr. Nagji is $5 million. The aggregate grant date value of Mr. Tyler's incentive award is $6 million, granted to him in May 2018 when he was president of a business unit and not yet a Named Executive Officer.

Key PSU Terms	
Performance Goal In Excess of Long-Range Plan Threshold-level PSU vesting occurs only if the incremental cumulative AOP contribution for the period exceeds $0.4B.	**Rigorous Three-Year AOP Goals; Four-Year Total Vesting** PSU vesting requires performance against rigorous incremental cumulative AOP goals for the FY 2019 — FY 2021 period. One-half of earned PSUs are paid at the end of the performance period, and the remaining one-half of earned PSUs are paid after an additional year of service.
Absolute TSR Cap on Payouts If positive absolute TSR is not achieved over the performance period, PSU awards will not pay out above target.	**Self-Funding Awards** Incremental cumulative AOP will be calculated net of costs associated with the incentive awards.


Rigorous AOP Goals
Incremental cumulative AOP above our long-range plan drives payouts
Incremental Cumulative AOP
$0.4B
$0.5B
$1.0B
Award may not exceed target if TSR < 0%
Baseline AOP
Threshold (50%)
Target (100%)
Maximum (200%)
Payout Opportunity

Responding to Shareholders; Evolving Pay Practices

Responding to the 2018 Say-on-Pay Vote

We were pleased that our 2018 say-on-pay proposal was approved by shareholders representing 86% of the shares voted on the proposal at the 2018 Annual Meeting of Stockholders. Nevertheless, after Dr. Coles assumed the role of Chair and Mr. Lerman and Ms. Salka joined the committee, the Compensation Committee undertook a thorough review of the Company's executive compensation structure, examining and discussing all aspects of the program during a time of Company transformation and leadership transition. In doing so, they took into account many sources of shareholder feedback, including recent say-on-pay votes as well as views gathered during our year-round shareholder outreach program.

Shareholder Engagement

As we do every year, our Board undertook a significant engagement effort to receive feedback from shareholders regarding our executive compensation program and other matters of importance to the Company and our shareholders. During FY 2019 our Shareholder Engagement team sought feedback from our top shareholders representing over 39% of the Company's outstanding common stock (see pages 6-7 for a description of our shareholder engagement program, feedback we have received and responsive actions taken across a range of topics, including compensation). Our shareholders' views on executive compensation and corporate governance are important to us, and we value and utilize their feedback and insights. The Board and its committees regularly discuss and consider the feedback we receive from investors through this engagement process, as well as the outcome of the annual advisory vote on executive compensation. As we continue to execute on our transformation, we look forward to ongoing shareholder engagement, including dialogue focused on our executive compensation program and corporate governance practices.

Continued Evolution of Executive Pay

CEO FY 2019 Target LTI Lowered by $4.7 million. As highlighted in the table below, Mr. Hammergren's target LTI opportunity was reduced by $4.7 million for FY 2019. This represented a 32% decrease in target LTI compared to FY 2018, and is in addition to the 30% decrease in reported CEO pay over the prior five fiscal years. The decision to reduce Mr. Hammergren's FY 2019 target LTI opportunity was made in connection with the Company's regular annual grants in May 2018, taking into account shareholder engagement throughout FY 2018. We believe this change directly addresses shareholder feedback concerning the overall magnitude of Mr. Hammergren's pay.

CEO Target Long-Term Incentives			
Fiscal Year	PSU Target ($)	Option Grant Value ($)	Cash LTIP Target[1] ($)	Total Target LTI ($)
2019	5,000,155	3,000,034	2,000,000	10,000,189
2018	7,369,248	4,422,022	2,948,000	14,739,270
2017	5,896,178	5,896,024	2,947,000	14,739,202

(1) The Cash Long-Term Incentive Plan ("Cash LTIP") is disclosed in the Grants of Plan-Based Awards Table at target (and maximum) in the year of grant, and the actual payout is disclosed in the Summary Compensation Table for the year in which the performance period ends. The 2019 Summary Compensation Table does not fully reflect the decrease in target LTI because of the difference in how cash and equity long-term incentives are disclosed.

Recent Program Design Changes. In addition to the significant reduction in Mr. Hammergren's target LTI, the following changes to our program design, consistent with our pay-for-performance philosophy, have been made over the last two years:

- For FY 2019, we **increased the weighting of rTSR in Mr. Hammergren's PSU award to 75%** (from 25%; PSU is 50% of total target LTI);
- Effective in FY 2018, **we eliminated the individual modifier for executive officers;**
- Effective in FY 2018, **we reduced MIP maximum payout to 200% of target for executive officers;** and
- Effective in FY 2018, **we increased PSUs to 50% (from 40%) of total target LTI for executive officers.**

We also note the following regarding Mr. Hammergren's compensation:

- Pay as disclosed in the 2019 Summary Compensation Table is **down 30% over the past five years;**
- **Base salary remained unchanged** since May 2010 (ninth consecutive year); and
- **Target annual MIP award** remained unchanged since May 2008 (eleventh consecutive year).

Best Practices in Compensation Governance

What We Do	
✓ **Pay for performance**	✓ **Engage with investors**
✓ **Emphasize long-term performance**	✓ **Align with business strategy**
✓ **Design with mix of metrics**	✓ **Balance annual and long-term metrics**
✓ **Develop sound financial goals**	✓ **Engage independent advisors**
✓ **Manage use of equity incentive plan conservatively**	✓ **Maintain robust compensation recoupment policy**
✓ **Use double-trigger vesting provisions**	✓ **Review tally sheets**
✓ **Maintain rigorous stock ownership guidelines**	✓ **Mitigate undue risk**

What We Don't Do	
⊘ Allow directors and executive officers to hedge or pledge Company securities	⊘ Enter into new agreements with executive officers providing for golden parachute tax gross-ups
⊘ Re-price or exchange stock options without shareholder approval	⊘ Accrue or pay dividend equivalents during performance periods
⊘ Provide tax gross-ups on perquisites for executives, except in the case of certain business-related relocation expenses	⊘ Pay above-market interest on deferred compensation

Target Direct Compensation Mix

Our executive compensation program is predominantly performance-based. As an executive's ability to impact operational performance increases, so does the proportion of at-risk compensation. Target LTI grows proportionately as job responsibilities increase, which encourages our officers to focus on McKesson's long-term success and aligns with the long-term interests of our shareholders. The graphics below illustrate the mix of fixed, annual and long-term target incentive compensation we provided to our CEO and other NEOs for FY 2019. These graphics also illustrate the amount of target direct compensation tied to achievement of performance goals.


FY 2019 CEO Compensation Mix
Base Salary
12%
MIP
(Annual Cash)
18%
Cash LTIP
(Long-Term)
14%
PSUs
(Equity)
35%
Stock
Options
(Equity)
21%
88% Performance Linked


FY 2019 Other NEOs Compensation Mix
Base Salary
18%
MIP
(Annual Cash)
19%
Cash LTIP
(Long-Term)
13%
PSUs(1)
(Equity)
31%
Stock Options
(Equity)
19%
82% Performance Linked

(1) Mr. Tyler received PeRSUs in FY 2019 because he was not an executive officer when PSU awards were granted in May 2018. Upon his promotion to President and Chief Operating Officer effective August 2, 2018, Mr. Tyler was granted PSUs for the FY 2019 — FY 2021 performance period, which are in addition to his FY 2019 PeRSUs.

FY 2019 Pay Elements and Performance Metrics

The metrics below incentivize our executives to focus on operational objectives which are expected to drive shareholder value. Our FY 2019 incentive metrics were determined by the Compensation Committee in May 2018. All incentives are performance-based, and all LTI awards have performance or vesting periods of at least three years.

Pay Element	Performance Metric	Rationale	Target Pay
Base Salary	—	Attracts and retains high-performing executives by providing market-competitive fixed pay	—
Management Incentive Plan (annual cash incentive)	Adjusted EPS (75%)	Rewards operational performance and bottom line profitability; shareholders' primary valuation component	100% - 150% of Base Salary
	Adjusted OCF (25%)	Measures the ability to translate earnings to cash which fuels our capital deployment with a goal of maximizing shareholder returns	
Performance Stock Units (long-term equity incentive)	3-Year Cumulative Adjusted EPS (25% for CEO; 75% for other NEOs)	Measures long-term earnings power, drives returns for the Company and directly correlates to share price performance	50% of Target LTI Value
	MCK TSR vs. S&P 500 Health Care Index (75% for CEO; 25% for other NEOs)	Rewards relative performance against peers over time	
Stock Options	Stock Price	Aligns directly with value delivered to shareholders	30% of Target LTI Value
Cash Long-Term Incentive Plan	3-Year Cumulative Adjusted OCF (75%)	Measures effective management of working capital and cash generation over a multi-year period to return value to shareholders	20% of Target LTI Value
	3-Year Average ROIC (25%)	Encourages leaders to make sound investments that generate strong returns for shareholders	

Looking Forward to FY 2020

Brian Tyler's FY 2020 Compensation. In connection with Mr. Tyler assuming the role of CEO, the Compensation Committee approved changes to his compensation, all of which became effective April 1, 2019. Mr. Tyler's FY 2020 target direct compensation is $13,000,000. His annual base salary is $1,250,000, his target annual bonus opportunity is 150% of salary, and his annual target LTI, all in the form of PSUs and RSUs, is $9,875,000.

FY 2020 Executive Compensation Program Design Changes. During FY 2019, several changes were made to refresh the composition of the Compensation Committee. Thereafter, the newly comprised committee spent significant time and effort reviewing our executive compensation program to ensure it is appropriately serving the needs of our Company and shareholders, and would continue to effectively incentivize our executives to achieve the goals of our growth initiative. In its review, the Compensation Committee considered factors such as market data, emerging best practices, incentive and retentive value of awards, the recommendation of its independent compensation consultant and shareholder feedback.

After this comprehensive and thorough review process, the Compensation Committee made the following changes to the annual and long-term incentive programs, effective for FY 2020:

- **Annual Cash Incentive:** Added Adjusted Operating Profit as a metric at 25% weighting, and replaced Adjusted Operating Cash Flow with Free Cash Flow; for FY 2020, the metrics under this plan are Adjusted EPS (50%), Adjusted Operating Profit (25%) and Free Cash Flow (25%).
- **Long-term Incentives:** Eliminated stock options and the Cash LTIP from the LTI award mix, and added three-year ratable vesting RSUs. Awards will be delivered 60% in the form of PSUs and 40% in the form of RSUs. PSUs will be earned based on three-year Cumulative Adjusted EPS (50%), three-year average return on invested capital ("ROIC") (25%) and relative TSR measured against a comparator group (25%).

FY 2019 LTI Vehicles | **FY 2020 LTI Vehicles**


PSUs 50%
Stock Options 30%
Cash LTIP 20%
PSUs 60%
RSUs 40%

The Compensation Committee believes these changes will drive additional focus on operational objectives which are expected to drive sustained shareholder value creation. In addition, the elimination of stock options and Cash LTIP from LTI awards simplifies the overall program, which facilitates understanding for participants and shareholders, and balances the need for both retention and shareholder alignment.

Pay Element	FY 2020 Metric	Weight	Rationale
Management Incentive Plan (annual cash incentive)	Adjusted EPS	50%	Rewards operational performance and bottom line profitability; shareholders' primary valuation component
	Adjusted Operating Profit	25%	Rewards focus on operational performance and profitability
	Free Cash Flow	25%	Rewards generating cash to invest in growth and return capital to shareholders; important valuation metric
Performance Stock Units (long-term equity incentive)	3-Year Cumulative Adjusted EPS	50%	Measures long-term earnings power, drives returns for the Company and directly correlates to share price performance
	3-Year Average ROIC	25%	Encourages leaders to make sound investments that generate strong returns for shareholders
	MCK TSR vs. Comparator Group	25%	Rewards relative performance against peers over time
Restricted Stock Units	—	—	Directly aligns with value delivered to shareholders

Performance-Based Program with Rigorous Targets

Performance Targets Designed to Reward Stretch Performance

Each year the Compensation Committee establishes performance goals to drive operational performance and TSR growth. The committee reviews and challenges performance targets for all our corporate incentive plans to motivate our leaders to deliver a high degree of business performance while encouraging prudent risk-taking. We structure performance-based compensation to reward an appropriate balance of short-term and long-term financial and strategic business results, with an emphasis on managing the business for long-term results. Targets are set after a rigorous planning process that considers McKesson's business objectives, the competitive environment and several external factors. The committee also considers growth expectations for our competitors, as well as the market outlook for our industry.

Key Considerations in Development of Annual and Long-Term Goals		
External Factors	**Competitive Environment**	**McKesson's Objectives**
• Analyst & Shareholder Expectations	• Competitor Performance	• Historical Performance and Trends
• Market Outlook	• Competitor Plans	• Long-Range Planning
• International Trends	• Competitive Landscape	• Capital Deployment Opportunities
• Tax Policy	• Market Growth	• Recent Capital Deployment Decisions
• Public Policy	• Industry Trends	• Long-Range Corporate Strategy

Target Setting for Annual Plans

We set rigorous annual goals based on Company and industry outlook for the year, historical and projected growth rates for McKesson and its peers, and performance expectations from equity research analysts. The annual incentive plan is aligned with the Company's annual operating plan and is designed so that target payout requires achievement of a high degree of business performance without encouraging excessive risk-taking. Financial goals for our annual plans include capital deployment considerations, including acquisition activity. The Company's annual operating and three-year strategic plans serve as the basis of the annual forward earnings guidance we communicate to investors. The annual operating plan builds on the prior year's results and is based on the anticipated business environment. Our projected earnings growth reflects market conditions that affect our peer group and analyst forecasts. Cash flow goals are set by focusing on working capital efficiency and reviewing operating plans by business unit.

We entered FY 2019 with anticipated significant headwinds, including loss of customers in our U.S. Pharmaceutical business and challenges in our UK and Canadian businesses driven by reductions in government reimbursement rates, which the Company anticipated to offset with contribution from capital deployment and organic growth. The FY 2019 Adjusted EPS target for our annual cash incentive was 5.6% higher than the Adjusted EPS result used for FY 2018 annual cash incentive payouts and assumed year-over-year performance in line with analyst projections. Our FY 2019 operating cash flow projections were lower versus FY 2018 due to outperformance in FY 2018 primarily driven by timing, as well as the impact of a customer loss. Consistent with prior years, our FY 2019 targets considered public policy as well as competitors' publicly disclosed projected performance.

Target Setting for Long-Term Plans

The Company's three-year plan considers business strategies that will take longer than 12 months to accomplish and reflects capital deployment, including projected acquisitions, along with other external, public policy and competitive risks, opportunities and challenges. Our Cash Long-Term Incentive Plan was aligned with our rolling three-year strategic plan and was designed so that a target payout requires achievement of stretch operational and financial goals. Our FY 2017 — FY 2019 PSU awards were based on TSR performance relative to the S&P 500 Health Care Index and three-year cumulative Adjusted EPS. For that portion of the award tied to rTSR performance, payout at target level continues to require above-median performance at the 55th percentile. In addition, the number of shares earned for the rTSR portion of the award is capped at the target amount if absolute TSR is negative during the three-year period. The Compensation Committee chose cumulative Adjusted EPS as a metric because it serves as an operational metric – including operating profit growth, tax strategy and capital deployment – that directly correlates to share price performance. Cumulative adjusted EPS also is the primary metric underpinning our guidance to investors. No shares are earned for the rTSR portion of the award if rTSR for the three-year period falls below the 35th percentile.

Integration of Regulatory, Compliance and Legal Considerations

In 2018, the Compensation Committee codified its long-standing practice of considering regulatory, compliance and legal issues when making compensation decisions. The Compensation Committee carefully considered the work that was done to address regulatory and legal aspects of McKesson's business during FY 2019. The committee has integrated those considerations into our compensation decisions. The Board's newly formed Compliance Committee is actively engaged in monitoring legal and compliance risks, and is working closely with the Company, to ensure a culture of integrity.

Each Compensation Element Serves A Unique Purpose

Our executive compensation program seeks to motivate and reward our executive officers to meet and exceed challenging business goals and deliver sustained performance growth. McKesson's executive compensation program consists of four compensation elements that each serve a unique purpose. We provide three direct compensation elements: base salary, annual cash incentive and long-term incentives. The fourth element consists of other compensation and benefits (e.g., limited perquisites, severance and change in control benefits). Our incentive plans incorporate metrics that we believe are the key measures of our success and will drive long-term shareholder returns.

We focus on Adjusted EPS in our incentive plans because earnings is one of the principal measures used by investors to assess financial performance, and it is a central component of our guidance to investors. Adjusted EPS aligns our executives' interests with the broader set of strategic objectives they are tasked to manage, keeping enterprise value and shareholder interests at the forefront of management decisions on both a short-term and long-term basis. Accordingly, Adjusted EPS is included as a key component of both our annual and long-term incentives.

Cash flow is important to our value creation because it provides the fuel to invest in the growth of our business and return capital to shareholders. We grow our earnings by putting the cash we generate to work. Thoughtful, efficient use of cash supports our portfolio approach to capital deployment. Accordingly, we use return on invested capital as a metric to encourage our leaders to make sound investments that will generate strong future returns for our shareholders.

Annual Compensation

Annual compensation is delivered in cash with a substantial portion at risk and contingent on the successful accomplishment of pre-established performance targets.

Base Salary

Base salary is the only fixed component of our executive officers' total cash compensation and is intended to provide market-competitive pay to attract and retain executives. Following a review of target direct compensation components and competitive market data derived from our Compensation Peer Group, during FY 2019 the Compensation Committee approved base salary increases for all of our NEOs other than our CEO. Mr. Hammergren's base salary remained unchanged since 2010.

The table below summarizes base salary decisions for our NEOs:

Name	FY 2018 Annual Base Salary ($)	FY 2019 Annual Base Salary ($)
John H. Hammergren	1,680,000	1,680,000
Britt J. Vitalone	750,000	780,000
Brian S. Tyler[1]	—	1,000,000
Lori A. Schechter	775,000	800,000
Bansi Nagji	735,000	760,000

(1)   Mr. Tyler was not an executive officer on April 1, 2018, the start of FY 2019.

Management Incentive Plan

Overview. The Management Incentive Plan ("MIP") is our corporate annual cash incentive plan. MIP awards are conditioned on the achievement of Company financial and operational performance goals. Mr. Hammergren's target MIP award, which is expressed as a percentage of base salary, remained unchanged since May 2008. The maximum MIP payout for executive officers is 200% of target. MIP financial and operational goals are established each May, shortly after the beginning of the fiscal year. In connection with his promotion to the positions of President and Chief Operating Officer, the Compensation Committee increased Mr. Tyler's MIP target opportunity for the remainder of FY 2019 to 125% of his annual salary.

FY 2019 MIP Performance Metrics. In May 2018, the Compensation Committee selected Adjusted EPS and Adjusted OCF as financial metrics for FY 2019 MIP, the same metrics used for the prior fiscal year, because they are key areas of focus to drive our near-term success and advance our long-term strategy. The following summarizes the FY 2019 MIP performance metrics:

- Adjusted EPS. Adjusted EPS is an important driver of share price valuation and shareholder expectations and determined 75% of the payout. The Compensation Committee applied an Adjusted EPS result of $12.43 for purposes of calculating FY 2019 MIP payouts. A related metric, three-year Cumulative Adjusted EPS, is used as a metric for Performance Stock Units. Adjusted EPS is highly relevant in both short- and long-term contexts, and the Compensation Committee believed it was useful to measure Adjusted EPS across both periods, with greater economic opportunity in the long-term portion of the program to ensure that short-term gains are not sought at the expense of long-term

performance. Adjusted EPS targets and results exclude the effects of our equity investment in Change Healthcare. See Appendix A to this proxy statement for a reconciliation of diluted earnings per share from continuing operations as reported under U.S. generally accepted accounting principles ("GAAP") to the Adjusted EPS result used for incentive payout purposes.

- Adjusted OCF. Adjusted Operating Cash Flow fuels our portfolio approach to capital deployment and determines 25% of the award. For purposes of calculating FY 2019 MIP payouts, the Compensation Committee approved an Adjusted OCF result of $4,036 million. The committee applied this result when determining FY 2019 MIP payouts to all MIP participants. A related metric, three-year Cumulative Adjusted OCF, is used as a metric for our Cash Long-Term Incentive Plan. Adjusted OCF is highly relevant in both short- and long-term contexts, as it measures effective generation and management of cash. The Compensation Committee believed it was useful to measure Adjusted OCF across both periods. Our FY 2019 operating cash flow projections were lower versus the prior year due to outperformance in FY 2018 primarily driven by timing, as well as the impact of a customer loss. See Appendix A to this proxy statement for a reconciliation of operating cash flow as reported under U.S. GAAP to the Adjusted OCF result used for incentive payout purposes.

The following summarizes the FY 2019 MIP payout formula. As is the case for all of the Company's performance-based payout scales, when a result falls between reference points, we use linear interpolation to determine the result.



FY 2019 MIP TARGET AWARD X [75% ADJUSTED EPS RESULT + 25% ADJUSTED OCF RESULT] = FY 2019 MIP PAYOUT

	Result	Adjusted EPS (75% Weight)	Result	Adjusted OCF ($M) (25% Weight)
Maximum	200%	$13.61	200%	$4,916
	175%	$13.33	175%	$4,684
	150%	$13.06	150%	$4,452
	115%	$12.68	110%	$4,081
Target	100%	$12.37	100%	$3,710
	85%	$12.06	90%	$3,339
Threshold	50%	$11.83	50%	$2,968
	0%	<$11.83	0%	<$2,968

Adjusted EPS Result: $12.43

Adjusted OCF Result: $4,036M

104%

MIP Payout Earned

The table below summarizes MIP payouts to our NEOs for FY 2019:

Name	Eligible Earnings ($)	X MIP Target (%)	= MIP Target Award ($)	X (Adjusted EPS Result (%) 75% Weight	+ Adjusted OCF Result (%) 25% Weight)	X Individual Modifier(1)	= Payout ($)
John H. Hammergren	1,680,000	150%	2,520,000	103%	109%	133%	3,485,664
Britt J. Vitalone	775,000	100%	775,000	103%	109%	N/A	806,000
Brian S. Tyler(2)	929,375	115%	1,068,781	97.6%		N/A	1,043,131
Lori A. Schechter	795,833	100%	795,833	103%	109%	N/A	827,667
Bansi Nagji	755,833	100%	755,833	103%	109%	N/A	786,067

(1) Consistent with the terms of his employment agreement, as last amended in 2008, Mr. Hammergren's final MIP payout includes an individual modifier equal to his average MIP individual modifier over the prior three fiscal years. The individual modifier was eliminated for our executive officers beginning with the FY 2018 MIP.

(2) Mr. Tyler's MIP target and performance results were prorated and blended to reflect the roles he held over the entire fiscal year.

FY 2020 MIP Performance Metrics. As described above at "Looking Forward to FY 2020," the Compensation Committee made changes to MIP performance metrics following a rigorous and comprehensive review of the entire executive compensation program. The committee added Adjusted Operating Profit as a metric at 25% weighting and replaced Adjusted Operating Cash Flow with Free Cash Flow; the metrics under the plan for FY 2020 are Adjusted EPS (50%), Adjusted Operating Profit (25%) and Free Cash Flow (25%). The committee believes that the new set of metrics will more effectively drive behavior that results in value creation.

Long-Term Incentive Compensation

Long-term incentive ("LTI") compensation is a critical component of our executive compensation program. It is in our shareholders' interests that our executives foster a long-term view of the Company's financial results. Long-term incentives are also an important retention tool that management and the Compensation Committee use to align the financial interests of executives and other key contributors with sustained shareholder value creation.

For FY 2019, the Company's LTI compensation program for NEOs included three award opportunities:

- Performance Stock Units are performance-based awards paid in shares (50% of target LTI value);
- Stock Options are time-vested equity grants (30% of target LTI value); and
- Cash LTIP is performance-based cash (20% of target LTI value).

As described above at "Looking Forward to FY 2020," the Compensation Committee made changes to the mix of vehicles under the Company's LTI compensation program in order to better incentivize value-creating behaviors, simplify the program, and provide for a more effective balance of retention and shareholder alignment. The committee made these decisions after considering factors such as market data, emerging best practices, incentive and retentive value of awards, the recommendation of its independent compensation consultant and shareholder feedback. For FY 2020, executive officers' LTI compensation program includes two award vehicles:

- Performance Stock Units (60% of target LTI value)
- Restricted Stock Units (40% of target LTI value)

Performance Stock Unit Program

Overview. The PSU program is a long-term equity incentive program conditioned in part on the achievement of the Company's total shareholder return relative to a comparator group. PSU performance goals and the target awards for our executive officers are established each May, shortly after the beginning of the fiscal year. Awards are earned over a three-year period with a new three-year performance period beginning each year.

FY 2017 — FY 2019 PSU Performance Metrics. In May 2016, the Compensation Committee established total shareholder return relative to the S&P 500 Health Care Index and Cumulative Adjusted EPS as the performance metrics for FY 2017 — FY 2019 PSU payouts.

- Total Shareholder Return. Total Shareholder Return ("TSR") is calculated as stock price appreciation (or reduction) over the performance period, including reinvestment of dividends when paid, divided by the stock price at the beginning of the period. At the end of the performance period, performance is determined by ranking the Company's TSR against the TSR of the companies in the index. Upon certification of the result, participants receive shares of Company common stock if the performance threshold is met. For FY 2017 — FY 2019, the Company had to achieve performance at the 35th percentile relative to the S&P 500 Health Care Index to earn a threshold payout for the TSR portion of the award. As our TSR was at the 10th percentile relative to the S&P 500 Health Care Index over the three-year period ending March 31, 2019, the TSR portion of the FY 2017 — FY 2019 PSU awards did not pay out.

- Cumulative Adjusted EPS. Cumulative Adjusted Earnings Per Share ("EPS") was selected as a metric because of the importance of earnings as a driver of share price valuation and shareholder expectations. For FY 2017 — FY 2019, the Compensation Committee applied a Cumulative Adjusted EPS result of $35.28 for purposes of calculating PSU payouts. A related metric, one-year Adjusted EPS, is used as a metric for the Management Incentive Plan. Adjusted EPS is highly relevant in both short- and long-term contexts, and the Compensation Committee believed it was useful to measure Adjusted EPS across both periods, with greater economic opportunity in the long-term portion of the program to ensure that short-term gains are not sought at the expense of long-term performance. See Appendix A to this proxy statement for a reconciliation of diluted earnings per share from continuing operations as reported under U.S. GAAP to the Adjusted EPS result used for incentive payout purposes.

Based on these results, our NEOs received 47% of their target FY 2017 — FY 2019 PSUs. As with all of the Company's performance-based payout scales, when a result falls between reference points, we use linear interpolation to determine the result. Mr. Vitalone did not receive PSUs in FY 2017 because he was not an executive officer when awards were granted in May 2016.





47%
PSU Payout Earned

	McKesson TSR Percentile vs. S&P 500 Health Care Index		Cumulative Adjusted EPS	
	Result	(50% Weight)	Result	(50% Weight)
Maximum	200%	75th	200%	$48.14
			150%	$43.32
Target	100%	55th	100%	$38.51
			75%	$28.88
Threshold	25%	35th	0%	$0.00

Adjusted EPS Result: $35.28

McK TSR vs. S&P 500 Health Care Index: 10th Percentile

* If McKesson's TSR is negative for the performance period, then payout is capped at target for the TSR portion of the award.

The table below summarizes PSU payouts for our NEOs who received an award for the FY 2017 — FY 2019 performance period:

Name	FY 2017 — FY 2019 Target PSUs (# units)	x (Relative TSR Result (%) 50% Weight	+ Adjusted EPS Result (%) 50% Weight)	= FY 2017 — FY 2019 Earned PSUs (# units)
John H. Hammergren	28,017	0%	94%	13,168
Brian S. Tyler	5,703	0%	94%	2,680
Lori A. Schechter	4,263	0%	94%	2,004
Bansi Nagji	2,994	0%	94%	1,407

FY 2019 — FY 2021 PSU Performance Metrics. Mr. Hammergren's FY 2019 — FY 2021 PSU target award is based 75% on McKesson's three-year TSR relative to the S&P 500 Health Care Index and 25% on three-year Cumulative Adjusted EPS. For our other NEOs, PSU target awards are based 25% on McKesson's TSR performance relative to the S&P 500 Health Care Index and 75% on Cumulative Adjusted EPS performance over the three-year period. The Compensation Committee believes that the combination of Cumulative Adjusted EPS and rTSR over a three-year period will drive value creation and ensure alignment with shareholders. No changes were made to the peer group or slopes for the rTSR portion of the PSU awards. The Company must continue to achieve above-median performance (55th percentile) relative to the S&P 500 Health Care Index to earn a target payout for the rTSR portion of the award. If the Company's TSR is negative for the performance period, then the rTSR result is capped at target regardless of ranking relative to the index. No shares are earned for the rTSR portion of the award if rTSR for the three-year period falls below the 35th percentile. The payout formula illustrated below applies to our NEOs other than Mr. Hammergren:



FY 2019 — FY 2021 PSU TARGET AWARD x [75% CUMULATIVE ADJUSTED EPS + 25% RELATIVE TSR RESULT] = FY 2019 — FY 2021 PSU PAYOUT

We generally do not disclose forward-looking goals for our multi-year incentive programs, because the Company does not provide forward-looking guidance to our investors with respect to multi-year periods and it is competitively sensitive information. Consistent with our past and current practice, we will disclose multi-year performance goals in our regular programs in full after the close of the performance period.

FY 2020 — FY 2022 PSU Weighting and Performance Metrics. PSUs comprise 60% of the target LTI award granted in FY 2020, and will be earned based on Cumulative Adjusted EPS (50%), three-year average ROIC (25%) and relative TSR versus a comparator group (25%).

Stock Options

Overview. Stock option awards are time-vested equity grants that generally vest 25% on the first four anniversaries of the grant date and have a seven-year term. Stock option awards directly align the interests of executives with those of shareholders, because executives recognize value only if the market value of the Company's stock appreciates over time. The Compensation Committee determines the proportion of total target long-term incentives that will be awarded in stock options by considering the balance of cash and equity in our annual and long-term incentive plans, our strategic and operational objectives, the responsibilities of our NEOs, a review of similar grants made at companies in our Compensation Peer Group and other factors the committee deems relevant.

FY 2019 Stock Option Awards. At its May 2018 meeting, following a review of all direct compensation components and market data derived from our Compensation Peer Group, the Compensation Committee granted FY 2019 stock option awards to our NEOs as follows: Mr. Hammergren, 84,318 shares; Mr. Vitalone, 25,296 shares; Mr. Tyler, 25,296; Ms. Schechter, 21,951 shares; and Mr. Nagji, 16,864 shares. In connection with his promotion to President and Chief Operating Officer in August 2018, Mr. Tyler was granted a stock option to purchase 9,772 shares.

The ultimate value of these awards will not be known until the options vest and are exercised. The stock options awarded in May 2018 were granted with an exercise price of $144.43. The closing price of our common stock on the last trading day of our fiscal year, March 29, 2019, was $117.06. Stock options granted to our NEOs during the last three fiscal years were all underwater as of the end of FY 2019.

FY 2020 LTI Award. After a comprehensive review of our executive compensation program, the Compensation Committee eliminated stock options from our FY 2020 LTI program. The committee made this decision after considering factors such as market data, emerging best practices, incentive and retentive value of awards, the recommendation of its independent compensation consultant and shareholder feedback.

Cash Long-Term Incentive Plan

Overview. The Cash Long-Term Incentive Plan ("Cash LTIP") is a cash-based long-term incentive plan that was a component of our overall FY 2019 LTI award, but was not included in our FY 2020 LTI award, as described below. We traditionally used cash in our long-term incentive mix to reduce shareholder dilution attributable to equity compensation awards. Cash LTIP awards are conditioned on the achievement of Company financial performance goals and are earned over a three-year performance period. Cash LTIP performance goals, as well as the target award levels for participants, are established in May, shortly after the beginning of each fiscal year. Cash LTIP payouts made to executive officers may not exceed 200% of target awards.

FY 2017 — FY 2019 Cash LTIP Performance Metrics. In May 2016, the Compensation Committee established Cumulative Adjusted OCF and average ROIC as the financial metrics for FY 2017 — FY 2019 Cash LTIP awards. The following summarizes each FY 2017 — FY 2019 Cash LTIP performance metric:

- Cumulative Adjusted OCF. Cumulative Adjusted Operating Cash Flow ("Adjusted OCF") fuels our portfolio approach to capital deployment and determined 75% of the payout. Adjusted OCF is measured over a three-year performance period. For FY 2017 — FY 2019, the Compensation Committee approved an Adjusted OCF result for Cash LTIP payouts of $12,908 million. Adjusted OCF for FY 2017 was adjusted to exclude the impact of the formation of the Change Healthcare joint venture. A related metric, one-year Adjusted OCF, is used as a metric for the Management Incentive Plan. Adjusted OCF is highly relevant in both short- and long-term contexts, as it measures effective generation and management of cash. The Compensation Committee believed it was useful to measure Adjusted OCF across both periods. See Appendix A to this proxy statement for a reconciliation of operating cash flow as reported under U.S. GAAP to the Adjusted OCF result used for incentive payout purposes.

- Average ROIC. Return on Invested Capital ("ROIC") measures the Company's ability to create value by generating a return that is above our weighted average cost of capital; adjusted three-year average ROIC determined 25% of the payout. Adjusted three-year average ROIC measures, as a percentage, the average of our annual after-tax adjusted operating income divided by invested capital over the three-year performance period. For FY 2017 — FY 2019, the Compensation Committee approved an average ROIC result for Cash LTIP payouts of 12.4%. Consistent with prior practice we excluded the Change Healthcare joint venture in determining this result for Cash LTIP payouts for all plan participants.

Based on these results, our NEOs received 129% of their FY 2017 — FY 2019 Cash LTIP target awards. As with all of the Company's performance-based payout scales, when a result falls between reference points, we use linear interpolation to determine the result.

| FY 2017 — FY 2019 CASH LTIP TARGET AWARD | X | 75% CUMULATIVE ADJUSTED OCF RESULT | + | 25% AVERAGE ROIC RESULT | = | FY 2017 — FY 2019 CASH LTIP PAYOUT |

129%

Cash LTIP
Payout Earned

	Result	Cumulative Adjusted OCF ($M) (75% Weight)	Result	Average ROIC (25% Weight)
	300%	$17,470	300%	19.3%
	250%	$16,015	250%	18.1%
Payout Cap*	200%	$14,559	200%	16.9%
	150%	$13,103	150%	15.7%
Target	100%	$11,647	100%	14.5%
	50%	$6,219	75%	11.1%
Threshold	0%	$2,073	50%	7.7%
			0%	<7.7%

Cumulative Adjusted OCF Result: $12,908M

Average ROIC Result: 12.4%

* Although each metric allows for the possibility of a 300% result, Cash LTIP payouts for executive officers are capped at 200% of target awards.

The table below summarizes Cash LTIP payouts for our NEOs for the FY 2017 — FY 2019 performance period:

Name	FY 2017 — FY 2019 Cash LTIP Target ($)	X	Cumulative Adjusted OCF Result (%) 75% Weight	+	Average ROIC Result (%) 25% Weight	=	FY 2017 — FY 2019 Cash LTIP Payout ($)
John H. Hammergren	2,947,000		143%		85%		3,801,630
Britt J. Vitalone	115,000		143%		85%		148,350
Brian S. Tyler	600,000		143%		85%		774,000
Lori A. Schechter	449,000		143%		85%		579,210
Bansi Nagji	315,000		143%		85%		406,350

FY 2019 — FY 2021 Cash LTIP Performance Metrics. In May 2018, the Compensation Committee established Cash LTIP target awards for our executive officers utilizing the same metrics used in May 2017 for the prior year's target awards, because these are key areas of focus to advance our long-term strategy. Cumulative Adjusted OCF is the primary metric, with average ROIC as the secondary metric.



We generally do not disclose forward-looking goals for our multi-year incentive programs, because the Company does not provide forward-looking guidance to our investors with respect to multi-year periods and it is competitively sensitive information. Consistent with our past and current practice, we will disclose multi-year performance goals in our regular programs in full after the close of the performance period.

FY 2020 LTI Award. After a comprehensive review of our executive compensation program, the Compensation Committee eliminated Cash LTIP from our FY 2020 LTI program. The committee made this decision after considering factors such as market data, emerging best practices, incentive and retentive value of awards, the recommendation of its independent compensation consultant and shareholder feedback.

Performance Restricted Stock Unit Program

Mr. Tyler was the only NEO to participate in this program in FY 2019, because he was not an executive officer when PSU awards were granted in May 2018 for the FY 2019 — FY 2021 performance period.

Overview. The Performance Restricted Stock Unit ("PeRSU") program is a long-term equity incentive program. Our NEOs other than Mr. Tyler were not granted awards under this program in FY 2019. However, Mr. Tyler was a participant in this program for the FY 2019 performance period, in his prior role as Chairman of the Management Board, McKesson Europe. Upon his promotion to President and Chief Operating Officer, he became a participant in the PSU program with our other executive officers.

PeRSUs are long-term performance-based equity awards conditioned on the achievement of Company financial performance goals. PeRSUs convert to restricted stock units ("RSUs") upon completion of a one-year performance period and are subject to an additional vesting period of three years. The grant date fair value of Mr. Tyler's FY 2019 PeRSU award appears in the 2019 Summary Compensation Table. His FY 2019 threshold, target and maximum PeRSU opportunities appear in the 2019 Grants of Plan-Based Awards Table.

FY 2019 PeRSU Performance Metrics for FY 2019 Payouts. In May 2018, the Compensation Committee established Adjusted EPS and Free Cash Flow as financial metrics for FY 2019 PeRSUs.

- Adjusted EPS. Adjusted EPS is a central driver of share price valuation and shareholder expectations and is the primary metric in the PeRSU program. For FY 2019, the Adjusted EPS result for PeRSU payouts was $12.43, the same result used for determining FY 2019 MIP payouts.
- FCF. Free Cash Flow ("FCF") is defined as Adjusted OCF less internal capital investments to grow and maintain the business. FCF is an important valuation metric and represents the cash generated by the business, which is available to invest externally for growth and to return capital to shareholders. We used FCF as a multiplier in the FY 2019 PeRSU program. For purposes of calculating FY 2019 PeRSU payouts, the Compensation Committee approved an FCF result of $3,479 million, resulting in a multiplier of 109%.

Based on these results, Mr. Tyler received RSUs equal to 109% of his FY 2019 PeRSU target award, which are subject to an additional three-year vesting period.



FY 2019 PeRSU TARGET AWARD X **ADJUSTED EPS RESULT** X **FCF MULTIPLIER** = **FY 2019 PeRSU PAYOUT**

109%

PeRSU Payout Earned

	Result	Adjusted EPS (100% Weight)	Multiplier	FCF ($M)
Maximum	130%	$15.15	1.10x	$3,564
	120%	$14.23	1.05x	$3,267
	110%	$13.30		
Target	100%	$12.37	1.00x	$2,970
	90%	$11.44		
	80%	$10.51	0.95x	$2,673
	70%	$9.59		
Threshold	60%	$8.66	0.90x	$2,376

FCF Result: $3,479M

Adjusted EPS Result: $12.43

Other Compensation and Benefits

The Company provides an array of benefits to all employees. These benefits are comparable to those offered by employers in our industry and geographic footprint, including a competitive suite of health and life insurance and retirement benefits. In providing these benefits, both management and the Compensation Committee determined that they are appropriate for the attraction and retention of talent. In addition to the discussion of benefits below, the compensation associated with these items is described in footnote 4 to the 2019 Summary Compensation Table.

The Company offers two voluntary nonqualified, unfunded deferred compensation plans: (i) the Supplemental Retirement Savings Plan ("SRSP," formerly named Supplemental PSIP II) and (ii) the Deferred Compensation Administration Plan III ("DCAP III"). The SRSP is offered to all employees, including executive officers, who may be impacted by compensation limits that restrict participation in the McKesson Corporation 401(k) Retirement Savings Plan ("401(k) Plan"). The DCAP III is offered to all employees eligible for MIP (annual cash incentive) targets of at least 15% of base salary, including executive officers.

Our employees in the U.S. and Canada are eligible to participate in McKesson Foundation's Matching Gifts Program. Under this program, gifts to schools, educational associations or funds and other public charitable organizations are eligible for a foundation match of up to $2,500 per employee for each fiscal year.

The Company has two benefit plans that are generally restricted to executive officers: (i) the Executive Survivor Benefits Plan, which provides a supplemental death benefit in addition to the voluntary life insurance plan provided to all employees; and (ii) the Executive Benefit Retirement Plan, a nonqualified average final pay defined benefit pension plan. These plans were frozen to new participants in 2010 and 2007, respectively. We provide access to executive health services, including annual physical examinations, to executive officers and their spouses.

A limited number of other benefits are provided to executive officers, because it is customary to provide such benefits or it is in the best interest of the Company and its shareholders to do so. The Company periodically engages an independent security consultant to conduct a comprehensive study of our security program, which includes an evaluation of the risks to certain executive officers and the need for executive transportation and a residential security system. Our Executive Officer Security Policy requires our CEO to use corporate aircraft for both business and personal use. The Company provides security services for our CEO, including the installation and maintenance of home security. We consider the security measures provided to our executive officers to be a reasonable and necessary expense for the Company's benefit. In accordance with SEC disclosure rules, the aggregate cost of these services is reported in the 2019 Summary Compensation Table.

Compensation Peer Group

Peer Selection Process

Each year, the Compensation Committee determines which companies best reflect McKesson's competitors for customers, shareholders and talent. A key objective of our executive compensation program is to ensure that the total compensation package we provide to our executive officers is competitive with the companies against which we compete for executive talent. The Compensation Committee consults with its independent compensation consultant to develop a compensation peer group of companies to serve as the basis for comparing McKesson's executive compensation program to the market. The Compensation Committee uses the guiding principles and questions below as a foundational tool to determine McKesson's Compensation Peer Group.

Guiding Principles for McKesson Peer Selection
Consider Industry to identify companies with similar business model or philosophy
• Start with direct distribution peers in the healthcare industry
• Expand to other healthcare peers that might interact with McKesson in its value supply chain
• Extend search to non-healthcare peers with operationally similar business models (i.e., companies that have a manufacturing, distribution, wholesale and/or retail component)
Consider Size to ensure companies are similar in scope
Consider other Business Characteristics to identify publicly traded companies headquartered in the U.S.

Questions Addressed in Developing an Effective Peer Group	
Who are key performance comparators?	• Who is McKesson competing against for customers?
	• Which companies have similar market demands and influences?
Who are closest competitors for talent?	• Which companies might try to recruit from McKesson?
	• If McKesson had to replace the executive team, from which companies might it recruit to attract executives with similar capabilities?
Who are the peers from an external perspective?	• Who is McKesson competing against for shareholders?
	• Who do key analysts name as peers?
	• Who do current peers name as peers?

FY 2019 Compensation Peer Group and How We Used the Data

Our Company has few direct business competitors, which makes it difficult to create a Compensation Peer Group based on industry codes, revenues or market capitalization alone. The Compensation Committee strives to develop a peer group that best reflects all aspects of McKesson's complex business. For FY 2019, the committee and its independent compensation consultant used a value supply chain framework to identify companies that may compete with McKesson for executive talent. McKesson's peers include the following: (i) healthcare companies that may compete or interact with McKesson's supply chain; (ii) non-healthcare companies that are operationally similar to McKesson or other companies in its supply chain; and (iii) managed care companies.

The committee then considered factors such as revenue and market capitalization to derive an appropriate number of peers within our value supply chain framework. No information technology companies were included as peers because comparator companies had insufficient revenues or were divisions of much larger technology companies. The committee believes our diverse selection of peer group companies provides a better understanding of the evolving and competitive marketplace for executive talent.



The Compensation Committee used data derived from our Compensation Peer Group to inform its decisions about overall compensation, compensation elements, optimum pay mix and the relative competitive landscape of our executive compensation program. The committee used multiple reference points when establishing target compensation levels. The committee did not strive to benchmark any individual compensation component or compensation in the aggregate to be at any specific percentile level relative to the market. Our 21 peer companies below are sorted by revenue and market capitalization. They reflect the Compensation Peer Group utilized by the Compensation Committee at its May 2018 meeting, when it established FY 2019 target direct compensation for our executive officers.

FY 2019 Compensation Peer Group



(1) Revenues are stated in billions for the most recently completed fiscal year as publicly reported by each company as of June 4, 2019.

(2) Market capitalizations are stated in billions as of March 31, 2019, the last day of our fiscal year, with the exception of Aetna and Express Scripts, which are stated as of their last trading days.

Independent Review Process

The Compensation Committee sets performance goals, payout scales and target award levels for executive officers. The committee also determines incentive payouts for the prior fiscal year based on actual results against performance goals. While performance goals and payout scales are initially developed by senior management and driven by the one-year operating plan and the rolling three-year strategic plan reviewed with the Board, the Compensation Committee has the authority to approve, modify or amend management's performance goals and payout scale recommendations. Performance goals are selected to be consistent with the operating and strategic plans reviewed, challenged and approved by the Board and information routinely communicated to employees or shareholders by management.

Setting Targets for Fiscal Year
✓ Independent compensation consultant uses Compensation Peer Group data from independent executive compensation surveys and data published by public companies to inform the Compensation Committee of competitive pay levels for executive officers.   ✓ Compensation Committee sets pay targets for executive officers, including our CEO.



Mid-Year Review of Compensation Design, Shareholder Feedback and Market Trends
✓ Compensation Committee examines the design and purpose of all executive compensation pay elements.   ✓ Committee reviews and considers feedback from shareholders and proxy advisory firms regarding executive compensation program and policies.   ✓ Committee reviews a compilation of outstanding earned equity awards, unearned cash awards and unvested equity awards for each executive officer.   ✓ Management updates the Compensation Committee on actual performance against pre-established targets for performance-based incentive compensation plans.   ✓ Committee reflects on market trends and emerging practices in executive compensation and application to McKesson.



Assessing Year-End Results and Approving Compensation Decisions
✓ Our CEO, in consultation with the Compensation Committee's independent compensation consultant and our Executive Vice President and Chief Human Resources Officer, develops compensation recommendations for the other executive officers, for approval by the committee.   ✓ Committee reviews tally sheets, which display current compensation and estimated benefits on separation from service due to voluntary and involuntary terminations and terminations in connection with a change in control.   ✓ Our CEO presents an assessment of his individual performance results to the Board and discusses his goals for the new fiscal year.   ✓ Compensation Committee considers, among other things, regulatory, compliance and legal issues in making executive compensation determinations.   ✓ Board conducts our CEO's performance review and discusses in executive session his performance for the prior fiscal year and approves, modifies or amends his goals for the new fiscal year.   ✓ Compensation Committee determines our CEO's compensation in executive session with input from the Compensation Committee's independent compensation consultant.

At McKesson, the way we do business is just as important as the business itself, so each executive is evaluated on his or her commitment to the Company's "ICARE" and "ILEAD" principles. These principles serve as a guide to all our employees enterprise-wide.

ICARE is the cultural foundation of the Company. Our ICARE principles unify the Company and guide individuals' behavior toward each other, customers, vendors and other stakeholders.

| **I**ntegrity | **C**ustomer first | **A**ccountability | **R**espect | **E**xcellence |

ILEAD is our common definition, shared leadership framework and our commitment to how we drive better health for our company, our customers and the patients whose lives we touch.

| **I**nspire | **L**everage | **E**xecute | **A**dvance | **D**evelop |

Role of Independent Compensation Consultant and Legal Counsel

Pursuant to its charter, the Compensation Committee may retain and terminate any consultant or other advisor, as well as approve the advisor's fees and other engagement terms. Each year, the committee evaluates the qualifications, performance and independence of its independent compensation consultant and legal counsel. To ensure it receives independent and unbiased advice and analysis, the committee adopted a formal independence policy certified annually by its compensation consultant and legal counsel.

For FY 2019, the Compensation Committee retained Semler Brossy Consulting Group, LLC ("Semler Brossy") as its independent compensation consultant and Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP ("Gunderson Dettmer") as its independent legal counsel. Representatives from Semler Brossy and Gunderson Dettmer attended Compensation Committee meetings, participated in executive sessions and communicated directly with the committee. Semler Brossy also provided independent consulting services to the Governance Committee in FY 2019 regarding director compensation. Neither of the firms performed any services for management.

At the start of FY 2020, the Compensation Committee reviewed information regarding the independence and potential conflicts of interest of Semler Brossy and Gunderson Dettmer. The committee members took into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and the NYSE listing standards, and concluded that its compensation consultant and legal counsel are both independent and that no conflict of interest exists with respect to the work performed by either firm.

Role of Management

Our CEO provides the Compensation Committee with pay recommendations for executive officers other than himself. The Compensation Committee, with input from the committee's independent compensation consultant, determines our CEO's compensation in executive session. Our Executive Vice President and Chief Human Resources Officer attends committee meetings to provide perspective and expertise relevant to the agenda. Management supports the committee's activities by providing analyses and recommendations as requested.

Information on Other Compensation-Related Topics

Severance and Change in Control Benefits

Our Severance Policy for Executive Employees ("Executive Severance Policy") affords benefits to selected management employees, including our executive officers, who do not have employment agreements. While Mr. Hammergren was not eligible for this policy because he had an employment agreement with the Company, all executive officers currently serving are eligible for this policy. We provide severance benefits to give executives a measure of financial security following the loss of employment, and to protect the Company from competitive activities after the departure of certain executives. We believe these benefits are important to attract and retain executives in a highly competitive industry. This policy applies if an executive officer is terminated by the Company for reasons other than for cause and the termination is not covered by the Company's Change in Control Policy for Selected Executive Employees ("CIC Policy"). A more detailed description of these policies is provided below at "Executive Severance Policies."

Our stock plan and award agreements include change in control provisions which provide for "double-trigger" vesting upon an involuntary or constructive termination of employment following a change in control. Our CIC Policy provides for severance benefits to selected management employees in the event of an involuntary or constructive termination of employment occurring in connection with a change in control. We believe our CIC Policy is in our shareholders' best interest, so that senior management can remain focused on important business decisions and not on how a potential transaction may affect them personally. The CIC Policy is administered by the Compensation Committee and benefits are consistent with current market practice. A more detailed description of the CIC Policy is provided below at "Executive Severance Policies."

Stock Ownership Policy

The Company has robust guidelines for stock ownership by executive officers. Our CEO's ownership requirement is six times base salary, and the ownership requirement for each of the Company's other executive officers is three times base salary. Stock options and PSU target awards do not count toward ownership under the policy. The Company reserves the right to restrict sales of the underlying shares of vesting equity awards if executives fail to meet the ownership requirements specified in our Stock Ownership Policy. Additionally, we require executives to hold 75% of the net after-tax shares issued upon the vesting or exercise of an award until the policy's requirements are met. The Company's directors are also subject to stock ownership guidelines, which are summarized above at "Director Stock Ownership Guidelines."

The Compensation Committee reviews executive officer compliance with our Stock Ownership Policy each year. As of June 4, 2019, all NEOs satisfied their stock ownership requirement. Mr. Hammergren retired from the Company effective March 31, 2019 and so has not been included in the table below.

	Stock Ownership Policy			
	Target Ownership		Actual Ownership	
Name	Multiple of Base Salary	Multiple Expressed in Dollars	Multiple of Base Salary[1]	Value of Shares Held by Executives in Dollars[2]
Brian S. Tyler	6	6,000,000	10.6	10,641,821
Britt J. Vitalone	3	2,340,000	6.9	5,373,210
Lori A. Schechter	3	2,400,000	6.4	5,122,044
Bansi Nagji	3	2,280,000	5.1	3,846,062

(1) NEO ownership is stated as of June 4, 2019, using FY 2019 salary levels. The ownership requirement may be met through any combination of the following:

- Direct stock holdings of the Company's common stock, including shares held in a living trust, a family partnership or corporation controlled by the officer, unless the officer expressly disclaims beneficial ownership of such shares;
- Shares of the Company's common stock held in the 401(k) Plan;
- Shares of the Company's common stock underlying outstanding restricted stock and restricted stock unit awards; and/or
- Shares of the Company's common stock underlying restricted stock units that are vested and deferred under a Company-sponsored deferral program.

(2) Based on the $127.56 closing price of the Company's common stock as reported by the NYSE on June 4, 2019, our Record Date.

Insider Trading Policy

The Company maintains an insider trading policy applicable to all directors and employees. The policy provides that Company personnel may not: buy, sell or engage in other transactions in the Company's stock while in possession of material non-public information; buy or sell securities of other companies while in possession of material non-public information about those companies they become aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company; or engage in hedging transactions through the use of certain derivatives, such as put and call options involving the Company's securities. The policy also restricts trading for a limited group of Company employees (including all directors and NEOs) to defined window periods which follow our quarterly earnings releases.

Anti-Hedging and Pledging Policy

The Company's anti-hedging and pledging policy applies to all directors and executive officers. The policy prohibits these individuals from engaging in any hedging transaction with respect to Company securities. These individuals are also prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan. Pledges of Company securities arising from certain types of hedging transactions are also prohibited under our insider trading policy, as described above.

Equity Grant Practices

The Company has a written equity grant policy which states that stock options will be awarded at an exercise price equal to the closing price of the Company's common stock on the date of grant. The policy also generally prohibits the granting of an equity award when the Company's directors or employees may be in possession of material non-public information. When the Compensation Committee meeting occurs shortly following our public announcement of earnings, the grant date is the same day as the committee meeting. Otherwise, in most situations, the grant date is postponed until the third trading day following the release of our earnings results. The Company's annual grant cycle occurs at the end of May each year, close in time to our public announcement of financial results for the prior completed fiscal year and publication of our forward estimate of earnings for the current fiscal year.

Under the terms of our 2013 Stock Plan and 2005 Stock Plan, stock option re-pricing is not permitted without shareholder approval. Stock option awards generally vest ratably over four years with a contractual term of seven years. PeRSU target awards have a one-year performance period and convert to RSU awards that cliff-vest in three years. RSU awards that are not granted pursuant to PeRSU awards generally vest over three or four years. The PSU program has a three-year performance period, and the shares that are earned are not subject to any further vesting conditions.

Tax Deductibility and Considerations for Compensation Design

IRC Section 162(m) generally provided, prior to its amendment, that publicly held corporations may not deduct in any taxable year specified compensation in excess of $1,000,000 paid to the CEO and the next three most highly compensated executive officers, excluding the chief financial officer, unless the compensation qualifies as performance-based compensation meeting specified criteria, including shareholder approval of the material terms of applicable plans. Tax legislation enacted in 2017 expanded the scope of IRC Section 162(m) to include the chief financial officer in the group of covered executive officers, and repealed the exemption for performance-based compensation, in each case for tax years beginning after December 31, 2017. Accordingly, compensation in excess of $1,000,000 per year paid to our covered executive officers beginning with FY 2019 (which is our first tax year beginning after December 31, 2017) will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place prior to November 2, 2017.

The Compensation Committee's intention has been to comply with the requirements for deductibility under IRC Section 162(m), unless the committee concludes that adherence to the limitations imposed by these provisions would not be in the best interest of the Company or its shareholders. Incentive payments made under our MIP, LTIP and PSU programs, RSUs granted under our PeRSU program and our stock options were intended to qualify for deductibility as performance-based compensation under IRC Section 162(m) prior to its amendment, and we intend to seek to benefit from the transition relief described above to the maximum extent possible under the applicable tax laws. However, despite these efforts, and because of uncertainties as to the scope of the transition relief under the recent legislation, there can be no assurance that compensation that was intended to satisfy the requirements of performance-based compensation will benefit from the exemption. Any compensation that does not qualify for transition relief that exceeds $1,000,000 will not be deductible.

Awards under applicable long-term programs that remain eligible for the performance-based compensation exception under transitional relief will not be made to covered individuals unless the Compensation Committee certifies the attainment of performance goals. In the event of attainment of minimum performance goals, the Compensation Committee will exercise negative discretion to adjust awards downward from a potential maximum amount in order to satisfy requirements under IRC Section 162(m), while still providing for awards based on Company performance in accordance with our Cash LTIP and PSU programs.

Compensation Recoupment Policy

The Board is dedicated to maintaining and enhancing a culture focused on integrity and accountability which discourages conduct detrimental to the Company's sustainable growth. Following constructive engagement by management with a group of key institutional investors and a review of the compensatory practices by peer companies, the Compensation Committee approved an updated Compensation Recoupment Policy ("Recoupment Policy") that both expanded and clarified the previous policy that was incorporated into the Company's annual and long-term incentive compensation plans. The Recoupment Policy applies to all cash or equity incentive awards granted after January 1, 2014.

Under the Recoupment Policy, the Company may recover, or "claw back" incentive compensation if an employee: (i) engages in misconduct pertaining to a financial reporting requirement under the federal securities laws that requires the Company to file a restatement of its audited financial statements with the SEC to correct an error; (ii) receives incentive compensation based on an inaccurate financial or operating measure that when corrected causes significant harm to the Company; or (iii) engages in any fraud, theft, misappropriation, embezzlement or dishonesty to the detriment of the Company's financial results as filed with the SEC.

If triggered, then to the fullest extent permitted by law, the Company may require the employee to reimburse the Company for all or a portion of any incentive compensation received in cash within the last 12 months, and remit to the Company any compensation received from the vesting or exercise of equity-based awards occurring within the last 12 months. The Company will publicly disclose the results of any deliberations about whether to recoup compensation from an executive officer under the Recoupment Policy unless, in individual cases and consistent with any legally mandated disclosure requirements, the Board or the Compensation Committee concludes that legal or privacy concerns would prevent such disclosure.

Our executive incentive plans provide that the Compensation Committee may also seek to recoup economic gain from any employee who engages in conduct that is not in good faith and which disrupts, damages, impairs or interferes with the business, reputation or employees of the Company.

Supplemental Death Benefits

In January 2010, the Board froze the Company's Executive Survivor Benefits Plan to the then-current roster of participants, which includes Mr. Hammergren. The Company will not enter into a new plan, program or agreement ("Benefit Agreement") with any executive officer, or a material amendment of an existing Benefit Agreement with any executive officer that provides for a death benefit, including salary continuation upon death, if that benefit is not generally available to all employees, unless such Benefit Agreement or material amendment is approved by the Company's shareholders pursuant to an advisory vote. This plan provides a supplemental death benefit for its participants, which is in addition to the voluntary and Company-provided life insurance plan afforded to all employees. A description of the benefits payable to Mr. Hammergren under this plan is available below at "Hammergren Employment Agreement and Retirement."

Excise Tax Gross-Up Policy

The Company may not enter into any new agreement with an executive officer, or a material amendment of an existing executive officer agreement, that provides for payment or reimbursement of excise taxes that are payable by such executive officer under IRC Section 4999 as a result of a change in control of the Company. This policy does not adversely affect any Company plan, policy or arrangement generally available to management employees that provides for the payment or reimbursement of taxes.

Compensation Committee Report on Executive Compensation

We have reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference to McKesson Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2019.

Compensation Committee of the Board of Directors

N. Anthony Coles, M.D., *Chair*
Bradley E. Lerman
Edward A. Mueller
Susan R. Salka

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is composed of the four independent directors listed above. No member of the Compensation Committee is, or was during FY 2019, a current or former officer or employee of the Company or any of its subsidiaries. Additionally, during FY 2019, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee of the Company.

2019 Summary Compensation Table

The table below provides information regarding compensation and benefits earned by: (i) our Chairman of the Board and Chief Executive Officer; (ii) our Executive Vice President and Chief Financial Officer; (iii) the three other most highly compensated executive officers, in each case, serving as of March 31, 2019 (collectively, our Named Executive Officers or "NEOs"):

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[4]	Total ($)
John H. Hammergren *Chairman and Chief Executive Officer*[1]	2019	1,680,000	-0-	5,000,155	3,000,034	7,287,294	-0-	432,724	17,400,207
	2018	1,680,000	-0-	7,369,248	4,422,022	4,048,300	-0-	623,447	18,143,017
	2017	1,680,000	-0-	5,896,178	5,896,024	6,036,000	-0-	588,397	20,096,599
Britt J. Vitalone *Executive Vice President and Chief Financial Officer*	2019	775,000	-0-	6,500,251	900,032	954,350	-0-	81,290	9,210,923
	2018	620,839	500,000	560,157	200,022	366,397	-0-	40,193	2,287,608
Brian S. Tyler *President and Chief Operating Officer*	2019	929,375	-0-	8,000,334	1,200,032	1,817,131	-0-	643,194	12,590,066
Lori A. Schechter *Executive Vice President, General Counsel and Chief Compliance Officer*	2019	795,833	-0-	6,303,238	781,017	1,406,877	-0-	128,094	9,415,059
	2018	775,000	-0-	1,223,022	733,022	1,147,500	-0-	100,816	3,979,360
Bansi Nagji *Executive Vice President and Chief Strategy and Business Development Officer*	2019	755,833	-0-	6,000,253	600,021	1,192,417	-0-	92,981	8,641,505
	2018	735,000	-0-	866,065	520,002	1,072,800	-0-	78,828	3,272,695

(1) Mr. Hammergren retired from the Company effective March 31, 2019.

(2) Amounts shown represent the aggregate grant date fair value of stock-based awards calculated in accordance with ASC Topic 718. These values do not include estimated forfeitures and may not reflect compensation actually received by our officers. The assumptions used to calculate the value of these awards can be found in Financial Note 8 of the Company's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended March 31, 2019, as filed with the SEC on May 15, 2019. For awards that are not subject to performance conditions, such as stock options, the maximum award levels would not result in awards greater than disclosed in the table above. For awards that are subject to performance conditions, such as PSUs, we report the value at grant date based upon the probable outcome of such conditions consistent with our estimate of aggregate compensation cost to be recognized over the service period determined under ASC Topic 718, excluding the effect of estimated forfeitures.

The following represents the aggregate value based on the maximum number of shares that may be earned for annual and special PSU awards computed in accordance with ASC Topic 718 for each of the fiscal years presented above: Mr. Hammergren, $10,000,310, $14,738,495 and $11,792,355; Mr. Vitalone, $8,000,419; Mr. Tyler, $7,000,367; Ms. Schechter, $7,606,392 and $2,446,045; and Mr. Nagji, $7,000,423 and $1,732,130.

Mr. Tyler participated in the PeRSU program prior to becoming an executive officer and was the only NEO to participate in the PeRSU program in FY 2019. The aggregate value based on the maximum number of shares that may be earned for his FY 2019 PeRSU award computed in accordance with ASC Topic 718 is $2,145,074.

(3) Amounts shown represent payouts under the MIP and the Cash LTIP:

- MIP for FY 2019: Mr. Hammergren, $3,485,664; Mr. Vitalone, $806,000; Mr. Tyler, $1,043,131; Ms. Schechter, $827,667; and Mr. Nagji, $786,067.

- Cash LTIP for FY 2017 — FY 2019: Mr. Hammergren, $3,801,630; Mr. Vitalone, $148,350; Mr. Tyler, $774,000; Ms. Schechter, $579,210; and Mr. Nagji, $406,350.

(4) Amounts shown represent the following with respect to FY 2019:

Defined Contribution Benefits and Nonqualified Plan Earnings

The Company made a matching contribution of $11,000 to each NEO's 401(k) Plan retirement account.

As described below in the subsection titled "Narrative Disclosure to the 2019 Nonqualified Deferred Compensation Table," the SRSP and the DCAP III provide for matching contributions. The amount contributed by the Company to each NEO's SRSP account was as follows: Mr. Hammergren, $195,304; Mr. Vitalone, $0; Mr. Tyler, $53,019; Ms. Schechter, $42,223; and Mr. Nagji, $59,805. The amount contributed by the Company to each NEO's DCAP III account was as follows: Mr. Hammergren, $0; Mr. Vitalone, $0; Mr. Tyler, $0; Ms. Schechter, $21,390; and Mr. Nagji, $0.

Perquisites and Other Benefits

The value provided to each NEO under the Company's Executive Officer Security Policy was as follows: Mr. Hammergren, $138,742; Mr. Vitalone, $44,697; Mr. Tyler, $0; Ms. Schechter, $0; and Mr. Nagji, $0. The amounts represent the incremental cost of personal use of Company-provided aircraft and the reimbursement of reasonable expenses related to the installation and maintenance of home security equipment. The Company does not reimburse our NEOs for taxes due on imputed income for items or services provided under the Executive Officer Security Policy.

• *Company Aircraft:* Mr. Hammergren was directed to use the Company's aircraft for security, productivity and privacy reasons. The aggregate incremental cost of personal use of Company-provided aircraft for Mr. Hammergren in FY 2019 was $67,491. In FY 2019, Mr. Hammergren approved Mr. Vitalone's personal use of the Company's aircraft. The aggregate incremental cost of personal use of Company-provided aircraft for Mr. Vitalone in FY 2019 was $44,697. To calculate this cost, the Company determines the total variable annual operating cost for each aircraft, such as fuel, trip-related maintenance, landing and parking fees, crew expenses, supplies and catering. The total variable operating cost is then averaged for all flight hours flown and multiplied by the total number of personal flight hours for each NEO. Fixed annual costs that do not change based on usage, such as pilots' salaries, home hangar expenses, general taxes, routine maintenance and insurance, are excluded from the incremental cost calculation. If an aircraft flies empty before picking up or after dropping off a passenger flying for personal reasons, and the empty flight is not related to any other business-related travel, this "deadhead" segment is included in the incremental cost calculation for determining personal use.

• *Home Security:* The Company paid $71,251 for the installation of home security devices and/or security monitoring services for Mr. Hammergren based on an evaluation performed by an independent security consultant. For a complete description of Mr. Hammergren's security benefit, please refer to the section entitled "Other Compensation and Benefits" on page 44.

The value of financial counseling services provided to each NEO was as follows: Mr. Hammergren, $30,348; Mr. Vitalone, $24,030; Mr. Tyler, $22,097; Ms. Schechter, $21,141; and Mr. Nagji, $22,097.

For Ms. Schechter, includes $25,000 in matching contributions made by the McKesson Foundation to charitable organizations, which were in addition to the matching contributions made available by the foundation to employees generally. Donations totaling $5,000 were made by the foundation to a charitable organization in respect of Ms. Schechter's service as a director.

The value of items or services provided in connection with the annual Board of Directors planning sessions and employee award programs attended by our NEOs and their spouses was as follows: Mr. Hammergren, $12,099; Mr. Vitalone, $1,563; Mr. Tyler, $1,842; Ms. Schechter, $2,340; and Mr. Nagji, $79.

Upon his retirement Mr. Hammergren was paid $45,231 in accrued but unused vacation time, in accordance with Company policy.

Mr. Tyler's International Assignment

During FY 2019, Mr. Tyler served on international assignment as Chairman of the Management Board of McKesson Europe. When this assignment ended, the Company repatriated Mr. Tyler and his family to the United States. Our policies on temporary international assignments and tax equalization are designed to mitigate the inconvenience of such an assignment by covering expenses in excess of what the employee would have incurred had the employee remained in their home country. Accordingly, certain benefits are provided on an income tax-free basis to the employee, and the Company provides for tax equalization to ensure that the employee bears a tax burden comparable to their U.S. tax burden on income that is not related to the international assignment. These benefits are provided to all Company employees covered by the policies. For Mr. Tyler, All Other Compensation includes $311,989 for the value of payments and benefits, including relocation expenses, paid by the Company to Mr. Tyler or on his behalf during FY 2019, $193,110 for U.S. income tax gross-ups paid in FY 2019 with respect to benefits and compensation paid or provided in FY 2019 and prior years and $50,137 for estimated tax equalization payments on compensation and benefits paid or provided to Mr. Tyler in respect of his FY 2019 compensation.

2019 Grants of Plan-Based Awards Table

The table below provides information on plan-based awards, stock awards and stock options granted to our NEOs during the fiscal year ended March 31, 2019:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[5]	Exercise or Base Price of Option Awards (($)/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[6]
		Threshold ($)[3]	Target ($)	Maximum ($)	Threshold (#)[4]	Target (#)	Maximum (#)				
John H. Hammergren	5/30/2018								84,318	144.43	3,000,034
Cash LTIP		1,000,000	2,000,000	4,000,000							
PSU					12,038	32,102	64,204				5,000,155
MIP		1,260,000	2,520,000	5,040,000							
Britt J. Vitalone	5/30/2018								25,296	144.43	900,032
Cash LTIP		300,000	600,000	1,200,000							
PSU					6,334	10,135	20,270				1,500,169
MIP		387,500	775,000	1,550,000							
Special PSU[7]	11/9/2018				9,556	19,112	38,224				2,500,041
Special RSU[8]	11/9/2018							19,112			2,500,041
Brian S. Tyler	5/30/2018								25,296	144.43	900,032
PeRSU[9]					5,608	10,386	14,852				1,500,050
MIP		534,391	1,068,781	2,137,562							
Special PSU[7]	5/30/2018				10,386	20,772	41,544				3,000,100
Special RSU[8]	5/30/2018							20,772			3,000,100
Cash LTIP	8/2/2018	400,000	800,000	1,600,000							
PSU[10]	8/2/2018				2,712	4,339	8,678				500,084
Stock Option[10]	8/2/2018								9,772	123.99	300,000
Lori A. Schechter	5/30/2018								21,951	144.43	781,017
Cash LTIP		260,500	521,000	1,042,000							
PSU					5,503	8,804	17,608				1,303,156
MIP		397,917	795,833	1,591,666							
Special PSU[7]	11/9/2018				9,556	19,112	38,224				2,500,041
Special RSU[8]	11/9/2018							19,112			2,500,041
Bansi Nagji	5/30/2018								16,864	144.43	600,021
Cash LTIP		200,000	400,000	800,000							
PSU					4,223	6,757	13,514				1,000,171
MIP		377,917	755,833	1,511,666							
Special PSU[7]	11/9/2018				9,556	19,112	38,224				2,500,041
Special RSU[8]	11/9/2018							19,112			2,500,041

(1) Amounts shown represent the range of possible cash payouts under (i) the Cash LTIP for the FY 2019 — FY 2021 performance period and (ii) the MIP for the FY 2019 performance period. Amounts actually earned under the FY 2019 MIP are included in the 2019 Summary Compensation Table under the column titled "Non-Equity Incentive Plan Compensation." Information regarding the operation of the Cash LTIP and the MIP is provided above in the section titled "Each Compensation Element Serves Unique Purpose."

(2) Amounts shown for PSUs represent the range of possible awards for the FY 2019 — FY 2021 performance period that the Compensation Committee determined at its May 2018 meeting, with respect to annual PSU awards, and in November 2018, with respect to special PSU awards. Payout decisions will be determined in May 2021.

(3) Amounts shown for MIP and Cash LTIP represent 50% of the target payout for performance periods beginning in FY 2019, which is the threshold award payout.

(4) For Mr. Hammergren, amount shown for PSU represents 37.5% of the target payout for the FY 2019 — FY 2021 performance period, which is the threshold award payout. For Mr. Vitalone, Mr. Tyler, Ms. Schechter and Mr. Nagji, amounts shown for the annual PSUs represent 62.5% of the target payout for the FY 2019 — FY 2021 performance period and amounts shown for the special PSUs represent 50% of the target payout for the FY 2019 — FY 2021 performance period, which are the threshold award payouts. Amount shown for PeRSU represents 54% of the target payout for the FY 2019 performance period, which is the threshold award payout.

(5) Stock options have a seven-year term and generally vest 25% on the first four anniversaries of the grant date, subject to continued employment with the Company.

(6) Amounts shown reflect the aggregate grant date fair values of option, PSU, RSU and PeRSU awards computed in accordance with ASC Topic 718, and do not reflect actual realized values.

(7) Special PSUs will be earned based on performance against incremental cumulative Adjusted Operating Profit goals that are over and above our long-range plan for the period of FY 2019 — FY 2021. In addition, special PSU awards will not be paid over their target level if positive absolute TSR is not created over the performance period. Fifty percent (50%) of the earned units will vest following the three-year performance period, and 50% will vest following an additional one-year vesting period, subject to continued employment with the Company.

(8) Special RSUs will vest 100% in November 2021, subject to continued employment with the Company.

(9) Mr. Tyler participated in the PeRSU program prior to becoming an executive officer and was the only NEO to participate in the PeRSU program in FY 2019. Amounts shown represent the range of possible PeRSU awards for the FY 2019 performance period that the Compensation Committee determined at its May 2018 meeting. Based on accomplishment against pre-determined performance goals, 11,321 RSUs were granted to Mr. Tyler at the committee's May 2019 meeting.

(10) Amounts shown for Mr. Tyler represent a stock option award and PSU award granted in connection with his appointment to the role of President and Chief Operating Officer.

2019 Outstanding Equity Awards Table

The table below provides information on option awards and stock awards held by our NEOs as of March 31, 2019:

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
John H. Hammergren[5]	210,300	—	118.41	5/21/2020	—	—	89,593	10,487,757
	143,634	—	183.37	5/27/2021				
	85,712	28,571	237.86	5/26/2022				
	91,100	91,101	182.77	5/24/2023				
	31,978	95,937	159.00	5/23/2024				
	—	84,318	144.43	5/30/2025				
Britt J. Vitalone	3,000	—	191.81	8/5/2021	33,789	3,955,340	29,247	3,423,654
	2,034	678	237.86	5/26/2022				
	663	222	183.37	11/3/2022				
	2,781	2,782	182.77	5/24/2023				
	927	464	182.77	5/24/2023				
	1,446	4,340	159.00	5/23/2024				
	—	25,296	144.43	5/30/2025				
Brian S. Tyler	6,000	—	93.31	10/31/2019	28,924	3,385,843	27,791	3,253,214
	16,250	—	118.41	5/21/2020				
	22,042	—	183.37	5/27/2021				
	1,467	—	191.81	8/5/2021				
	16,314	5,438	237.86	5/26/2022				
	18,541	18,542	182.77	5/24/2023				
	8,678	26,035	159.00	5/23/2024				
	—	25,296	144.43	5/30/2025				
	—	9,772	123.99	8/2/2025				
Lori A. Schechter	3,490	—	87.24	5/22/2019	19,112	2,237,251	37,276	4,363,529
	3,775	—	118.41	5/21/2020				
	3,000	—	183.37	5/27/2021				
	14,419	—	191.81	8/5/2021				
	11,881	3,961	237.86	5/26/2022				
	13,860	13,860	182.77	5/24/2023				
	5,301	15,903	159.00	5/23/2024				
	—	21,951	144.43	5/30/2025				
Bansi Nagji	12,167	—	226.05	2/17/2022	20,344	2,381,469	32,485	3,802,694
	8,898	2,967	237.86	5/26/2022				
	9,734	9,735	182.77	5/24/2023				
	—	4,868	182.77	5/24/2023				
	3,760	11,282	159.00	5/23/2024				
	—	16,864	144.43	5/30/2025				

(1) Stock options have a seven-year term and generally vest 25% on the first four anniversaries of the grant date, subject to continued employment with the Company.

(2) For Mr. Vitalone, stock awards vest as follows: 1,101 shares on May 23, 2019; 1,500 shares on May 24, 2019; 1,367 shares on May 23, 2020; 8,181 shares on November 3, 2020; 1,101 shares on May 23, 2021; 1,427 shares on May 30, 2021; and 19,112 shares on November 9, 2021.

For Mr. Tyler, 8,152 shares on May 30, 2021 and 20,772 shares on November 9, 2021.

For Ms. Schechter, 19,112 shares on November 9, 2021.

For Mr. Nagji, 1,232 shares on May 24, 2019 and 19,112 shares on November 9, 2021.

(3) Based on the $117.06 closing price of the Company's common stock as reported by the NYSE on March 29, 2019, the last trading day of our fiscal year.

(4) SEC rules require us to disclose the threshold payout amounts for PSU awards outstanding as of the end of the fiscal year, except that if performance during the last completed fiscal year has exceeded threshold performance, the disclosure is based on the next higher performance measure. PSU awards granted May 2016 for the FY 2017 — FY 2019 performance period met threshold performance but failed to meet target performance. The value included in this table reflects actual payout value with respect to those awards. Outstanding PSUs actually earned, if any, will pay out in May 2020, May 2021 and May 2022. The following amounts reflect target payouts for FY 2018 — FY 2020 PSUs, FY 2019 — FY 2021 PSUs and FY 2019 — FY 2021 special PSUs:

Completion of the three-year performance period ending March 31, 2019 — Mr. Hammergren, 13,168 shares; Mr. Tyler, 2,680 shares; Ms. Schechter, 2,004 shares; and Mr. Nagji, 1,407 shares.

Completion of the three-year performance period ending March 31, 2020 — Mr. Hammergren, 44,323 shares; Ms. Schechter, 7,356 shares; and Mr. Nagji, 5,209 shares.

Completion of the three-year PSU performance period ending March 31, 2021 — Mr. Hammergren, 32,102 shares; Mr. Vitalone, 10,135 shares; Mr. Tyler, 4,339 shares; Ms. Schechter, 8,804 shares; and Mr. Nagji, 6,757 shares.

Completion of the three-year special PSU performance period ending March 31, 2021 — Mr. Vitalone, 19,112 shares; Mr. Tyler, 20,772 shares; Ms. Schechter, 19,112 shares; and Mr. Nagji, 19,112 shares.

(5) Pursuant to the terms of his employment agreement, Mr. Hammergren is eligible to continue participation in the PSU program for the three-year performance periods ending March 31, 2020 and March 31, 2021. Outstanding stock option grants made in May 2013 and 2014 to Mr. Hammergren will be exercisable for the remainder of their terms, and stock option grants made in May 2015, 2016, 2017 and 2018 will continue to vest and remain exercisable for their terms.

2019 Option Exercises and Stock Vested Table

The table below provides information on stock options exercised and stock awards vested with respect to our NEOs during the fiscal year ended March 31, 2019:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
John H. Hammergren	-0-	-0-	-0-	-0-
Britt J. Vitalone	-0-	-0-	1,386	201,897
Brian S. Tyler	-0-	-0-	-0-	-0-
Lori A. Schechter	10,000	464,100[3]	-0-	-0-
Bansi Nagji	-0-	-0-	-0-	-0-

(1) Amount shown represents values realized, calculated as the difference between the market price of the Company's common stock on the date of exercise and the exercise price.

(2) Amount shown represents the aggregate fair market values of the Company's common stock realized upon the vesting of RSUs. The Company's RSUs accrue dividend equivalents, the values of which are factored into the grant date fair value of the award. In addition to the amount realized upon vesting of RSUs, participants receive a cash payment of dividend equivalents and accrued interest which, for Mr. Vitalone, was $ 4,939.

(3) All of the stock options exercised by Ms. Schechter in FY 2019 were due to expire on January 24, 2019.

2019 Pension Benefits Table

The Executive Benefit Retirement Plan ("EBRP") is a nonqualified average final pay defined benefit pension plan that was established in 1984. Participation was frozen effective June 1, 2007 to the then-current roster of executive officers. Mr. Hammergren, who retired from employment with the Company effective March 31, 2019, was the final actively employed participant in the EBRP. His benefit under the plan has been set by contract at $114 million and therefore is no longer calculated by reference to actuarial assumptions, nor is it subject to offset by any other benefit. Mr. Hammergren's EBRP benefit will be paid in a single lump sum and otherwise in accordance with the provisions of the plan and his employment agreement. As required by SEC rules, the following table provides information on the actuarial present value of the benefits accumulated by our NEOs under the EBRP calculated as of March 31, 2019:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
John H. Hammergren	EBRP	23	114,000,000	—
Britt J. Vitalone	—	—	—	—
Brian S. Tyler	—	—	—	—
Lori A. Schechter	—	—	—	—
Bansi Nagji	—	—	—	—

(1) Mr. Hammergren's benefit is fixed at $114 million and no longer requires the use of actuarial assumptions to determine the present value of his pension benefit. Mr. Vitalone, Mr. Tyler, Ms. Schechter and Mr. Nagji are not eligible to participate in the EBRP, since they were not executive officers when participation in the plan was frozen in 2007.

For additional information on the Company's pension obligations, refer to Financial Note 18 of the Company's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended March 31, 2019, as filed with the SEC on May 15, 2019.

2019 Nonqualified Deferred Compensation Table

The table below provides information on the contributions, earnings and account balances for our NEOs participating in a Company-sponsored nonqualified deferred compensation program:

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
John H. Hammergren					
SRSP Plans	244,130	195,304	375,742	-0-	12,697,600
DCAP Plans	-0-	-0-	775,323	-0-	24,171,123
Dividend Equivalents	-0-	-0-	-0-	-0-	-0-
Britt J. Vitalone					
SRSP Plans	-0-	-0-	-0-	-0-	-0-
DCAP Plans	-0-	-0-	3,073	-0-	94,933
Dividend Equivalents	-0-	28,868	1,488	4,939[4]	58,879
Brian S. Tyler					
SRSP Plans	66,274	53,019	42,097	-0-	1,403,004
DCAP Plans	-0-	-0-	126,748	-0-	3,951,426
Dividend Equivalents	-0-	32,395	546	-0-	32,941
Lori A. Schechter					
SRSP Plans	52,779	42,223	11,656	-0-	405,669
DCAP Plans	573,750	21,390	89,644	-0-	3,199,646
Dividend Equivalents	-0-	7,454	69	-0-	7,523
Bansi Nagji					
SRSP Plans	74,757	59,805	10,516	-0-	377,062
DCAP Plans	-0-	-0-	-0-	-0-	-0-
Dividend Equivalents	-0-	9,252	194	-0-	12,078

(1) Amounts shown reflect deferrals into SRSP and/or DCAP III accounts. These amounts are reported as compensation in the 2019 Summary Compensation Table above.

(2) Amounts shown represent Company contributions to SRSP and/or DCAP III accounts, as well as amounts credited on undistributed dividend equivalents.

(3) Amounts shown include earnings on compensation deferred into SRSP Plans and DCAP Plans. The SRSP is a successor plan to the Company's Supplemental Profit-Sharing Investment Plan ("SPSIP," together with SRSP, "SRSP Plans"), which was frozen as of December 31, 2004. The DCAP III is a successor plan to the Company's Deferred Compensation Administration Plan II ("DCAP II," together with DCAP III, "DCAP Plans"), which was frozen as of December 31, 2004.

(4) Amount shown represents dividend equivalents and interest thereon, which are paid upon vesting of the underlying RSUs.

The Company sponsors two nonqualified deferred compensation plans. The Supplemental Retirement Savings Plan II ("SRSP") is specifically for employees impacted by IRC Section 401(a)(17), which limits participation of highly paid employees in the Company's tax-qualified 401(k) plan. Compensation eligible for deferral into the SRSP includes base salary and MIP payments. The Deferred Compensation Administration Plan III ("DCAP III") is a voluntary nonqualified deferred compensation plan. Compensation eligible for deferral in DCAP III includes base salary, MIP and Cash LTIP payments.

The Compensation Committee determines the default interest crediting rate for deferrals under SRSP and DCAP III for each calendar year. Currently, the default interest rate is 120% of the long-term applicable federal rate published for December 2018 by the IRS. The committee also approved the crediting of earnings (or losses) to SRSP or DCAP III accounts based on the participant's choice of a hypothetical investment in some of the funds, provided under the Company's tax-qualified 401(k) plan.

A third type of nonqualified deferred compensation is dividend equivalents and the related interest income. All recipients of RSUs, including NEOs, receive dividend equivalents at the same dividend rate received by the Company's common stock investors, which is currently $0.39 per share per quarter. Dividend equivalents are credited quarterly to an interest-bearing account and are distributed in cash upon vesting of the RSUs. Under the terms of our 2005 Stock Plan and 2013 Stock Plan, interest accrues on employees' credited dividend equivalents at a rate set by the Compensation Committee, which is currently 120% of the long-term applicable federal rate published for December 2018 by the IRS.

Narrative Disclosure to the 2019 Nonqualified Deferred Compensation Table

Supplemental Retirement Savings Plan

The SRSP was originally adopted by the Board on January 1, 2005 and is the successor plan to the Supplemental Profit-Sharing Investment Plan ("SPSIP"), which was frozen effective December 31, 2004. The SRSP includes deferral and distribution provisions intended to comply with IRC Section 409A. The SRSP was most recently amended effective July 1, 2018, solely to conform the name of the plan with the new name of the Company's tax-qualified 401(k) plan (referred to in this proxy statement as the "401(k) Plan").

U.S. employees, including NEOs, may elect to participate in the SRSP. Participants may elect to defer, in whole percentages, from 1.0% to 5.0% of covered compensation in excess of the IRC Section 401(a)(17) limit (currently $280,000 per year). An election to participate in the SRSP remains in effect until the participant informs the plan administrator that he or she wishes to cease participation. In that case, the election to cease participation becomes effective at the beginning of the next calendar year. Some NEOs have elected to participate in the plan at the 5.0% level. At an employee participation level of 5.0%, the Company contributes an additional 4.0% of the participant's pay as a matching contribution, consistent with the terms of the 401(k) Plan ("Company Match"). Participants are 100% vested in both the Company Match and their own contributions in the SRSP.

Participants in the SRSP and SPSIP make a distribution election at the time they elect to enroll in the plan. Upon separation of service, distributions may be made in either a lump sum or in installments. If the separation from service is not due to retirement, disability or death, the entire account balance is distributed as a lump sum at a time such payment would comply with IRC Section 409A. Distributions under both plans are subject to ordinary income taxes.

Accounts in the SRSP are credited with interest at the same rate determined by the Compensation Committee for deferrals under the DCAP III. Currently, the default interest rate selected by the Compensation Committee is 120% of the long-term applicable federal rate published for December 2018 by the IRS. In addition, the committee approved the crediting of earnings (or losses) to an employee's DCAP III account based on the employee's choice of a hypothetical investment in some of the funds offered under the 401(k) Plan.

Unlike tax-qualified retirement accounts, assets for the payment of benefits under the SRSP and SPSIP are not held in trust. Distributions under these plans are paid from the Company's general corporate funds. Participants and their beneficiaries are unsecured general creditors of the Company with no special or prior right to any Company assets for payment of any obligation under the plans.

Deferred Compensation Administration Plan III

The DCAP III was adopted by the Board on January 1, 2005 and is the successor plan to the Deferred Compensation Administration Plan II, which was frozen effective December 31, 2004. The DCAP III includes deferral and distribution provisions intended to comply with IRC Section 409A.

Participation in the DCAP III is open to all employees eligible for participation in the MIP with a bonus target of at least 15% of annual base salary, and other highly compensated employees. For calendar year 2018, approximately 3,900 employees were eligible to participate in the DCAP III, including NEOs.

Participants may elect to defer into the DCAP III up to 75% of their annual base salary, up to 90% of their annual MIP payment and for those who also participate in the Cash LTIP, up to 90% of any Cash LTIP payment. Unlike the SRSP, an employee's election to participate in the DCAP III is in effect for only one calendar year. Amounts deferred under the DCAP III are credited to a book account, and the Compensation Committee approves the rate at which interest or earnings are credited each year to the account. Currently, the default interest rate selected by the Compensation Committee is 120% of the long-term applicable federal rate published for December 2018 by the IRS. In addition, the committee approved the crediting of earnings (or losses) to an employee's DCAP III account based on the employee's choice of a hypothetical investment in some of the funds offered under the 401(k) Plan.

Participants in the DCAP III make a distribution election at the time they elect to defer compensation. Distributions may be made at one or more specified dates in the future or upon separation of service in either a lump sum or in installments. If the separation from service is not due to retirement, disability or death, the entire account balance is distributed as a lump sum at a time such payment would comply with IRC Section 409A. Distributions under both plans are subject to ordinary income taxes.

Earnings that are deferred into the DCAP III are not considered "covered compensation" for 401(k) Plan or SRSP purposes as defined by those plans. No 401(k) Plan or SRSP employee deductions are taken from compensation deferred into the DCAP III. To keep the DCAP III participants whole with respect to their Company Match, an amount is credited to a participant's DCAP III account equal to 4% of the amount deferred.

As with the SRSP and the SPSIP, assets for the payment of benefits under the DCAP plans are not held in trust. Distributions are paid from the Company's general corporate funds. Participants and their beneficiaries are unsecured general creditors of the Company with no special or prior right to any Company assets for payment of any obligation under the plans.

Hammergren Employment Agreement and Retirement

During FY 2019, Mr. Hammergren's employment agreement was the only executive employment agreement remaining in effect at the Company. The Company first entered into a three-year employment agreement with Mr. Hammergren effective January 31, 1996, as Corporate Vice President and President of McKesson Health Systems. A new employment agreement was entered into upon his promotion to Chief Executive Officer (such agreement, as amended and restated, the "Hammergren Agreement"). The Hammergren Agreement consists in large part of compensation elements and terms that existed in his original employment agreement, or as provided to his predecessor as Chairman, President and Chief Executive Officer. The Hammergren Agreement was amended over time, most recently in November 2008 (primarily to ensure that post-employment payments and benefits under the agreements comply with IRC Section 409A). The description provided in this proxy statement is qualified in its entirety by the agreement itself, which was included as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2008, as filed with the SEC on October 29, 2008, as well as by the two letters described below.

On March 27, 2012, Mr. Hammergren delivered to the Chair of the Compensation Committee a letter relinquishing his right under his employment agreement to be paid a golden parachute tax gross-up and the right to have his change in control-related cash severance calculated as the product of 2.99 times his "base amount" (as defined in IRC Section 280G), leaving in place the alternative cash severance formulation of a lump sum equal to three years' salary continuation and MIP participation.

In addition, on February 27, 2014, Mr. Hammergren voluntarily agreed that his pension benefit under the EBRP would be a fixed amount of $114 million, rather than have the benefit continue to be subject to fluctuations based on continued service, changes in pay rates or changes in interest rate assumptions.

Mr. Hammergren retired from employment with the Company effective March 31, 2019, having met the requirements for retirement under the Hammergren Agreement. Under the agreement, he is entitled to the following benefits upon retirement, providing he remains in compliance with his post-employment non-disclosure and non-solicitation restrictions (which have been extended pursuant to the Senior Advisor Agreement, described below): (i) lifetime medical benefits and financial counseling program, as well as lifetime office space and secretarial support; (ii) for purposes of DCAP III and the Company's stock incentive plans, his termination will qualify as retirement; and (iii) the continued vesting of his equity awards, the full term to exercise his outstanding stock options, continued participation in the Cash LTIP and the MIP with the individual modifier equal to the average individual modifier over the prior three years, and the cash equivalent of PSUs granted under the Company's stock incentive plans, for the performance periods that begin prior to, but end after, his retirement. Mr. Hammergren will forfeit the aforementioned benefits if he breaches his confidentiality and non-solicitation obligations to the Company after his retirement.

Mr. Hammergren is an "Approved Retiree" under the Executive Survivor Benefits Plan ("ESBP"), which was frozen to new participants in 2010. The ESBP provides a supplemental cash death benefit to the executive's named beneficiary on a tax-neutral basis. Under the terms of the ESBP, the post-termination benefit conveyed to an Approved Retiree's beneficiary under the ESBP is 150% of the participant's final annual base salary up to a maximum of $1,000,000.

Payments that are required to be delayed for "specified employees" under IRC Section 409A will be delayed following Mr. Hammergren's separation from service. Any payments delayed as a result of such compliance will accrue interest at a rate determined in advance by the Compensation Committee, as in effect on the date of separation. The current rate for this purpose is the default interest rate applicable to amounts deferred under DCAP III.

The Hammergren Agreement provides that, for a period of at least two years following the termination of his employment with the Company, Mr. Hammergren may not solicit or hire employees or solicit competitive business from any person or entity that was a customer of the Company within the two years prior to his termination. In addition, he is forever prohibited from using or disclosing any of the Company's Confidential Information, as defined in the Hammergren Agreement. These provisions have been extended pursuant to the Senior Advisor Agreement, described below.

The following table provides summary information with respect to Mr. Hammergren's retirement benefits, calculated as of March 31, 2019. Additional information regarding Mr. Hammergren's outstanding equity awards, pension benefit and nonqualified deferred compensation, all valued as of the end of FY 2019, may be found above in the 2019 Outstanding Equity Awards Table, 2019 Pension Benefits Table and 2019 Nonqualified Deferred Compensation Table, respectively.

Medical ($)[1]	Office and Secretary ($)[1]	Financial Counseling ($)[1]	Value of Option Vesting ($)[2]	Value of Stock Vesting ($)[2]	MIP ($)[3]	Cash LTIP ($)[4]	Cash Death Benefit (ESBP) ($)[5]	Executive Pension (EBRP) ($)
459,701	1,947,967	414,353	-0-	10,487,757	3,485,664	8,749,630	1,587,302	114,000,000

(1) Mr. Hammergren's employment agreement provides for lifetime post-employment medical coverage, office and secretary and financial counseling. We used the following assumptions to determine the present value of benefit amounts:

- *Medical:* monthly full family (COBRA) rate together with dental and vision of $1,311, a future value discount rate of 3.81% a pre-Medicare healthcare trend of 6.00%, grading down 0.25% per year to an ultimate trend rate of 5.00%; a post-Medicare healthcare trend of 5.50% grading down 0.25% per year to an ultimate trend rate of 5.00%; and the RP-2014 Mortality Table projected backward to the year 2006 with Scale MP-2014 for Annuitants with fully generational MP-2018 projection.

- *Office and Secretary, Financial Counseling:* an annual cost of $134,857 for office and secretary and $28,686 for financial counseling; a 3.00% trend rate for cost appreciation and a future value discount rate of 3.67%; a utilization rate of 100% to age 67, gradually decreasing until age 99, after which it is zero; and the RP-2014 Mortality Table projected backward to the year 2006 with Scale MP-2014 for Annuitants with fully generational MP-2018 projection.

(2) Under the terms of his employment agreement, Mr. Hammergren is entitled to receive the continued vesting of his equity awards and the full term to exercise his stock options. The value shown for option vesting is calculated as the difference between the option exercise price and $117.06, the closing price of the Company's common stock on March 29, 2019, the last trading day of our fiscal year. The value shown for PSU awards represents the actual performance for the FY 2017 — FY 2019 performance period, and target performance for the FY 2018 — FY 2020 and FY 2019 — FY 2021 performance periods.

(3) The amount shown represents Mr. Hammergren's actual MIP payout for FY 2019 as reported in the 2019 Summary Compensation Table.

(4) Under the terms of his employment agreement, Mr. Hammergren is entitled to receive continued participation in the Cash LTIP. The amount shown represents the actual Cash LTIP payout for FY 2017 — FY 2019 as reported in the 2019 Summary Compensation Table and target payouts for the FY 2018 — FY 2020 and FY 2019 — FY 2021 performance periods.

(5) As an Approved Retiree under the ESBP, Mr. Hammergren is eligible for a post-employment benefit of $1,000,000 on a tax-neutral basis.

The Company entered into a Senior Advisor Agreement with Mr. Hammergren that went into effect April 1, 2019. The agreement is terminable by either party upon six months' notice; provided, that the arrangement will terminate no later than the date the Company no longer has the right to appoint a director to the board of Change Healthcare, LLC ("Change Healthcare"). The agreement provides for a monthly fee of $75,000 in consideration of, among other things, Mr. Hammergren's continued service as the Chairman of Change Healthcare. The agreement also provides for the extension of restrictive covenants to which Mr. Hammergren was subject under the Hammergren Agreement. The Senior Advisor Agreement was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 19, 2019.

Executive Severance Policies

Executive Severance Policy

The Severance Policy for Executive Employees, as amended and restated on April 23, 2013 ("Executive Severance Policy"), applies in the event an executive officer is terminated by the Company for reasons other than for "Cause" (defined generally as negligent or willful misconduct which, in the sole determination of the CEO, is injurious to the Company), and the termination is not covered by the Company's CIC Policy as described below.

The benefit payable to participants under the Executive Severance Policy is the sum of 12 months' base salary plus one month's base salary per year of service, up to the lesser of (i) 24 months and (ii) the number of months until the participant turns age 62. Benefits under this plan are paid over time and are reduced or eliminated by any income the executive receives from subsequent employers during the severance payment period. Participants must execute a general release of the Company and its affiliates in order to receive severance benefits. A terminated executive who is receiving payments under the terms of an employment agreement he or she may have with the Company is not entitled to receive additional payments under the Executive Severance Policy.

Commencement of payments under the Executive Severance Policy may be delayed following a participant's separation from service to comply with IRC Section 409A. Any payments delayed as a result of such compliance will accrue interest at the default interest rate applicable to amounts deferred under DCAP III ("DCAP Rate") until paid. Pursuant to the Executive Severance Policy, the Company will seek shareholder approval for any future arrangement with a participant in the plan that would provide for severance pay and benefits having a present value exceeding 2.99 times the sum of the executive's base salary and target bonus.

Change in Control Policy

The Change in Control Policy for Selected Executive Employees, amended and restated on October 26, 2010 ("CIC Policy"), provides severance payments to employees of the Company (including executive officers) selected annually for participation in the Compensation Committee's discretion. Payments under the CIC Policy are paid only upon a qualifying separation from service that occurs within six months prior to, or 24 months following, a "Change in Control." For purposes of the CIC Policy, a qualifying separation from service is one that is by the Company without "Cause" and either proximate to or instigated by the party involved in, or otherwise in connection with, the Change in Control, or one that is initiated by the participant for "Good Reason." Cause and Good Reason have the definitions set forth in the CIC Policy, which was included as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2010, as filed with the SEC on February 1, 2011. A Change in Control is defined as the occurrence of any change in ownership of the Company, a change in the effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, all as defined in IRC Section 409A.

The CIC Policy expands eligibility for benefits to a larger employee group than is eligible under the Executive Severance Policy, but like the Executive Severance Policy, it excludes participation by an executive who has an individual agreement with the Company providing for change in control benefits. Participants in the CIC Policy are designated by the Compensation Committee to participate in one of three tiers. Tier one participants (which would include any NEO participating in the CIC Policy) are entitled to a cash benefit equal to 2.99 times the participant's "Earnings," defined by the policy as the sum of (i) annual base salary plus (ii) the greater of (A) the participant's target bonus under the MIP or (B) the average of the participant's MIP award for the latest three years for which the participant was eligible to receive an award (or such lesser period of time during which the participant was eligible to receive an award).

CIC Policy participants are eligible for a full gross-up payment if benefits payable under the policy are subject to an excise tax under IRC Section 4999. Tier one participants are eligible for three years of continued coverage under the Company's medical plans (or plans providing comparable coverage) at no greater cost to the executive and Company-paid life insurance for three years. CIC Policy severance payments may be delayed following a participant's separation from service to comply with IRC Section 409A. Any payments delayed as a result of such compliance will accrue interest at the DCAP Rate until paid.

Potential Payments upon Termination or Change in Control

The narrative and tables that follow describe potential payments and benefits that may be received by our NEOs or their respective beneficiaries pursuant to existing plans or arrangements under various separation scenarios including termination of employment or change in control. Mr. Hammergren retired from the Company at the end of FY 2019; we have therefore not included in these tables hypothetical payments and benefits. A description and valuation of the benefits to which Mr. Hammergren is entitled due to his retirement is found above at "Hammergren Employment Agreement and Retirement."

Unless otherwise noted, the amounts shown assume a March 31, 2019 separation date, reflect the total present value of the obligation and, where applicable, are calculated using the $117.06 closing price of the Company's common stock on March 29, 2019, the last trading day of our fiscal year.

The following tables show six termination events where an NEO, or the NEO's beneficiary, may receive benefits: (i) death; (ii) disability; (iii) termination for cause; (iv) voluntary termination; (v) involuntary termination not involving a change in control; and (vi) involuntary termination following a change in control. For both death and disability, the narrative and tabular disclosures include all benefits that may be provided to each NEO. Starting with involuntary termination, to avoid repetition, the narrative and tabular disclosures reflect only the incremental value that may be conveyed to each NEO. We are required to report the values below as if the NEO separated from service on March 31, 2019, the last day of our fiscal year.

In each of the tables below, a "-0-" indicates no monetary value is associated with the benefit, while a "—" indicates the NEO is not entitled to the benefit.

Benefits and Payments upon Death

In the event of death, employees receive accelerated vesting of their outstanding options and RSUs, prorated PSU awards, prorated MIP awards and prorated Cash LTIP awards for any Cash LTIP performance period that is at least 50% complete. Prorated PSU, MIP and Cash LTIP payments are made at the end of the performance period when payments are made to other plan participants. Vested stock options remain exercisable for three years, subject to expiration of the option term.

The table below reflects the benefits payable in the event of death of our NEOs effective March 31, 2019:

Name	Value of Option Vesting ($)[1]	Value of Stock Vesting ($)[1]	MIP ($)[2]	Cash LTIP ($)[3]
Britt J. Vitalone	-0-	5,096,558	806,000	225,017
Brian S. Tyler	-0-	4,679,395	1,043,131	1,174,000
Lori A. Schechter	-0-	4,135,184	827,667	905,210
Bansi Nagji	-0-	3,962,091	786,067	637,683

(1) Amounts shown represent the value of unvested stock options, RSUs and PSUs as of March 31, 2019. In the event of death, NEOs are eligible for accelerated vesting of options and RSUs, and a prorated PSU award reflecting the amount earned through the month of death. The value shown for option vesting is calculated as the difference between the option exercise price and $117.06, the closing price of the Company's common stock on March 29, 2019, the last trading day of our fiscal year. Beneficiaries have the earlier of three years or the option expiration date to exercise vested stock options. The value shown for PSU awards represents actual performance for FY 2017 — FY 2019 awards and target performance for FY 2018 — FY 2020 and FY 2019 — FY 2021 awards. For more information on unvested equity awards held by NEOs, refer to the 2019 Outstanding Equity Awards Table.

(2) Amounts shown represent actual MIP payouts for FY 2019 as reported in the 2019 Summary Compensation Table. In the event of death, NEOs are eligible for a prorated MIP award reflecting the amount earned through the month of death.

(3) Amounts shown represent actual Cash LTIP payouts for FY 2017 — FY 2019 as reported in the 2019 Summary Compensation Table and pro-rata portions (66.7%) of FY 2018 — FY 2020 Cash LTIP target awards. In the event of death, NEOs are eligible for a prorated Cash LTIP award reflecting the amount earned through the month of death for any performance period that is at least 50% complete.

Benefits and Payments upon Termination Due to Disability

In the event of termination due to permanent and total disability, employees receive accelerated vesting of their outstanding options and RSUs, prorated PSU awards, prorated MIP awards and prorated Cash LTIP awards for any Cash LTIP performance period that is at least 50% complete. PSU, MIP and Cash LTIP payments are made at the end of the performance period when payments are made to other plan participants. With respect to NEOs, a termination due to disability occurs on the first anniversary of the date the executive is unable to perform services.

The table below reflects the benefits payable in the event of termination due to disability effective March 31, 2019, which for purposes of this presentation is considered to be a "voluntary termination" under the Executive Severance Policy for Mr. Vitalone, Mr. Tyler, Ms. Schechter and Mr. Nagji:

Name	Value of Option Vesting ($)[1]	Value of Stock Vesting ($)[1]	MIP ($)[2]	Cash LTIP ($)[3]
Britt J. Vitalone	-0-	5,096,558	806,000	225,017
Brian S. Tyler	-0-	4,679,395	1,043,131	1,174,000
Lori A. Schechter	-0-	4,135,184	827,667	905,210
Bansi Nagji	-0-	3,962,091	786,067	637,683

(1) Amounts shown represent the value of unvested stock options, RSUs and PSUs as of March 31, 2019. In the event of disability, NEOs are eligible for accelerated vesting of options and RSUs, and a prorated PSU award reflecting the amount earned through the month of disability. The value shown for option vesting is calculated as the difference between the option exercise price and $117.06, the closing price of the Company's common stock on March 29, 2019, the last trading day of our fiscal year. Employees or their beneficiaries have the earlier of three years or the option expiration date to exercise vested stock options. The value shown for PSU awards represents actual performance for FY 2017 — FY 2019 awards and target performance for FY 2018 — FY 2020 and FY 2019 — FY 2021 awards. For more information on unvested equity awards held by NEOs, refer to the 2019 Outstanding Equity Awards Table.

(2) Amounts shown represent actual MIP payouts for FY 2019 as reported in the 2019 Summary Compensation Table. In the event of disability, NEOs are eligible for a prorated MIP award reflecting the amount earned through the month of disability.

(3) In the event of disability, NEOs are eligible for a prorated Cash LTIP award reflecting the amount earned through the month of disability for any performance period that is at least 50% complete. Amounts shown for NEOs represent actual Cash LTIP payouts for FY 2017 — FY 2019 as reported in the 2019 Summary Compensation Table and pro-rata portions (66.7%) of FY 2018 — FY 2020 Cash LTIP target awards.

Termination for Cause

Generally under the Company's plans and programs, "Cause" means the executive's willful misconduct and in some cases the executive's negligent misconduct which in any case is injurious to the Company. The specific consequences of such behavior are reflected in the agreement or plan documents. In the event of termination for Cause or as defined in the Company's contracts, plans or policies, all obligations or commitments are canceled or voided, including outstanding equity grants, vested stock options, MIP and Cash LTIP awards. However, payments such as accrued but unpaid salary and paid time off are made as required by federal and state laws.

Benefits and Payments upon Voluntary Termination

In the event of voluntary termination, all unvested equity is canceled. Employees whose age plus service equals 65 ("65 points") are eligible for prorated MIP awards upon voluntary termination on or after January 1 of the fiscal year. For Cash LTIP awards, employees who have attained age 60 with at least 10 years of service are eligible for continued participation in the Cash LTIP, provided that they have worked at least one year of the performance period. Under our equity plans, all employee participants with at least 65 points have three years to exercise vested stock options, subject to expiration of the option term. For equity awards granted on or after May 26, 2015, employees who have attained age 60 with at least 10 years of service are eligible for continued vesting of equity awards and the full term to exercise stock options, provided that they have completed at least one year of service following the grant date. Among the NEOs in the table below, Mr. Tyler had 65 points on March 31, 2019.

The table below reflects the benefits payable in the event of voluntary termination effective March 31, 2019:

Name	Value of Option Vesting ($)[1]	Value of Stock Vesting ($)[1]	MIP ($)[2]	Cash LTIP ($)[1]
Britt J. Vitalone	—	—	—	—
Brian S. Tyler	—	—	1,043,131	—
Lori A. Schechter	—	—	—	—
Bansi Nagji	—	—	—	—

(1) Employees who have attained age 60 with at least 10 years of service are eligible for continued vesting of equity and Cash LTIP awards. None of the NEOs in the above table has satisfied this age and service requirement.

(2) Amounts shown represent actual MIP payouts for FY 2019 as reported in the 2019 Summary Compensation Table. As a "Retiree" under the MIP with 65 points as of March 31, 2019, Mr. Tyler is eligible for a prorated MIP award.

Incremental Benefits and Payments upon Involuntary Termination or Voluntary Termination for Good Reason

The Executive Severance Policy covers employees nominated by management and approved by the Compensation Committee. This policy covers NEOs without employment agreements. The Executive Severance Policy is described above in "Executive Severance Policies."

The table below reflects the incremental benefits payable, in addition to the amounts in the table above, entitled "Benefits and Payments upon Voluntary Termination," in the event of involuntary termination other than for Cause effective March 31, 2019:

Name	Salary Continuation/ Severance ($)[1]	Value of Option Vesting ($)[2]	Value of Stock Vesting ($)[2]	MIP ($)[3]	Cash LTIP ($)[2]
Britt J. Vitalone	1,564,680	—	—	—	—
Brian S. Tyler	2,006,000	—	—	-0-	—
Lori A. Schechter	1,271,467	—	—	—	—
Bansi Nagji	1,017,893	—	—	—	—

(1) Amounts shown represent severance as provided under the Executive Severance Policy plus six months' interest accrued at the DCAP Rate, as though payment of vested benefits would be delayed six months to comply with IRC Section 409A.

(2) Employees who have attained age 60 with at least 10 years of service are eligible for continued vesting of equity and Cash LTIP awards. None of the NEOs in the above table has satisfied this age and service requirement. For more information on unvested equity awards held by NEOs, refer to the 2019 Outstanding Equity Awards Table.

(3) Amounts shown represent actual MIP payouts for FY 2019 as reported in the 2019 Summary Compensation Table. As a "Retiree" under the MIP with 65 points as of March 31, 2019, Mr. Tyler is eligible for a prorated MIP award.

Incremental Benefits and Payments upon Involuntary Termination in Conjunction with a Change in Control

The CIC Policy provides severance benefits to employees nominated by management and approved by the Compensation Committee. This policy covers NEOs without employment agreements. A detailed discussion of the CIC Policy is provided above at "Executive Severance Policies."

Upon termination in conjunction with a Change in Control, the 2013 Stock Plan, 2005 Stock Plan and applicable award agreements provide for accelerated vesting of outstanding unvested equity awards. Award agreements under the 2013 Stock Plan provide that upon a Change in Control, PSUs convert into time-based vesting awards based on the greater of target or actual performance under the terms of the awards through the date of the Change in Control. The MIP provides for payment after the end of the fiscal year in which a Change in Control occurs, equal to the greatest of (i) the target award; (ii) the award payable based on actual performance; or (iii) the average award payable to the participant for the prior three years. This MIP award is also payable if the participant's employment is involuntarily terminated within 12 months after a Change in Control. The Cash LTIP and applicable award agreements provide for payout of outstanding awards upon an involuntary termination in conjunction with a Change in Control. The Cash LTIP payout is calculated based on achievement against performance measures through the last completed fiscal year.

The table below reflects the incremental benefits payable, in addition to the amounts in the two previous tables, in the event of an involuntary termination in connection with a Change in Control effective March 31, 2019:

Name	Gross-Up ($)[1]	Severance ($)[1]	Medical ($)[2]	Value of Option Vesting ($)[3]	Value of Stock Vesting ($)[3]	MIP ($)[1][4]	Cash LTIP ($)[5]
Britt J. Vitalone	-0-	3,175,667	38,892	-0-	7,378,994	806,000	863,350
Brian S. Tyler	-0-	4,300,585	57,481	-0-	6,992,930	25,650	2,174,000
Lori A. Schechter	-0-	3,911,935	58,178	-0-	6,865,218	900,338	1,589,210
Bansi Nagji	-0-	3,848,924	17,963	-0-	6,369,937	836,487	1,153,350

(1) Amounts shown are incremental tax-neutral amounts which include six months' interest accrued at the DCAP Rate, as though severance payments were delayed six months to comply with IRC Section 409A. For the NEOs covered by the CIC Policy, amounts shown represent 2.99 times the sum of annual base salary, plus the greater of a MIP target award or the average actual MIP payout over the last three fiscal years.

(2) Amounts shown represent the post-employment medical coverage to be provided in connection with a Change in Control.

(3) Amounts shown represent the value of unvested stock options, RSUs and PSUs as of March 31, 2019. The value shown under option vesting is calculated as the difference between the option exercise price and $117.06, the closing price of the Company's common stock on March 29, 2019, the last trading day of our fiscal year. Employees have the earlier of three years or the option expiration date to exercise vested stock options. Values for PSU awards reflect target payout amounts. Award agreements under the 2013 Stock Plan provide that upon a Change in Control, PSUs convert into time-based vesting awards based on the greater of target or actual performance under the terms of the awards through the date of the Change in Control. For more information on unvested equity awards held by NEOs, refer to the 2019 Outstanding Equity Awards Table.

(4) For Mr. Vitalone, amount shown represents the FY 2019 MIP payout. For Mr. Tyler, amount shown represents the FY 2019 MIP target. For Ms. Schechter and Mr. Nagji, amounts shown represent the average MIP payout for the latest three years.

(5) Amounts shown represent the actual Cash LTIP payout for the FY 2017 — FY 2019 performance period and target payouts for the FY 2018 — FY 2020 and FY 2019 — FY 2021 performance periods.

CEO Pay Ratio

Our CEO pay ratio was calculated in compliance with the requirements set forth in Item 402(u) of Regulation S-K. As permitted by SEC rules, we used the same median employee this year that we used for our pay ratio disclosure in our 2018 proxy statement, because there has been no change in our global employee population or employee compensation arrangements that we believe would result in a significant impact to the pay ratio. We identified our median employee using our global employee population identified as of January 1, 2018, which includes sizable retail pharmacy employee populations in the United Kingdom and Canada. We used annual base pay as our consistently applied compensation measure. For purposes of our CEO pay ratio, our CEO's compensation is $17,400,207 and our median employee compensation is $38,026. Accordingly, our CEO to median employee pay ratio is 458:1.

Our CEO pay ratio disclosure is a reasonable estimate and may not be comparable to the CEO pay ratio reported by other companies because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions.

ITEM 3. Advisory Vote on Executive Compensation

Your Board recommends a vote "FOR" the approval of the compensation of our NEOs, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

As required by Exchange Act Section 14A, shareholders are entitled to vote to approve, on a non-binding advisory basis, the compensation of named executive officers ("NEOs") as disclosed in this proxy statement. This item, commonly known as a "say-on-pay" proposal, gives shareholders the opportunity to express their views on compensation for NEOs. The vote is not intended to address any specific item of compensation, but rather the overall compensation of NEOs and the objectives, policies and practices described in this proxy statement. Accordingly, you are asked to vote on the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's proxy statement for the 2019 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2019 Summary Compensation Table and the other related tables and disclosure."

Our Board recommends a vote "FOR" this resolution. In FY 2019, despite significant regulatory and competitive headwinds, we saw increasing momentum in our strategic growth initiative and continued to optimize our operating model to improve our cost position and the overall speed and effectiveness of the organization. Accordingly, we delivered solid adjusted operating results. Most importantly, we successfully delivered for our customers. We executed and took decisive action, including addressing the headwinds in our European business, to position McKesson for success over the long haul. Our efforts to drive productivity, execute on initiatives to deliver savings to fund investments for growth, simplify our organization structure and increase accountability are all aimed at delivering balanced top and bottom line growth. Our financial flexibility, reinforced by a strong balance sheet and solid cash flow generation, positions us to continue delivering shareholder value.

In FY 2019, which was a year of transition and transformation for the Company, in light of changes made to both our senior management team and our Board, we maintained an executive compensation program that was predominantly performance-based by continuing to tie a significant portion of our CEO and executive officer long-term incentive pay to stock price or operational performance that is directly aligned with the Company's short- and long-term business plans. While we performed well against financial goals within our annual cash incentive plan, we did not deliver results that are most closely aligned to long-term shareholder returns, which is reflected in recent performance stock unit outcomes. CEO pay as disclosed in the 2019 Summary Compensation Table is down 30% over the past five fiscal years, demonstrating our Compensation Committee's responsiveness to our shareholders' concerns about the magnitude of CEO reported pay. For more information about our program, its continued evolution, and the ongoing link between pay and performance, please read the "Compensation Discussion and Analysis" that appears above.

The evolution of our executive compensation program ensures that it continues to support our strategic goals, demonstrates pay and performance alignment and reflects the views of our shareholders. While the say-on-pay vote is advisory and therefore not binding on the Company, our Board and our Compensation Committee value the diverse perspectives of our shareholders, which we receive through a number of channels, including the say-on-pay vote. We carefully consider our shareholders' feedback throughout the year in evaluating our executive compensation program, and work diligently to implement changes that we believe are in the best interests of our shareholders. Since 2011, we have provided for an annual advisory vote on compensation of NEOs. We believe that FY 2019 pay outcomes demonstrate our pay-for-performance philosophy and that the changes we have made to our compensation program are consistent with your input and ensure that our leadership team is aligned with our strategic goals.

ITEM 4. Shareholder Proposal on Disclosure of Lobbying Activities and Expenditures

The following shareholder proposal has been submitted to the Company for action at the Annual Meeting by the Catherine Donnelly Foundation, 12 Montcrest Boulevard, Toronto, Ontario M4K 1J7, which represents that it is the holder of 2,600 shares of the Company's common stock:

Whereas, we believe in full disclosure of McKesson's direct and indirect lobbying activities and expenditures to assess whether McKesson's lobbying is consistent with its expressed goals and in the best interests of stockholders.

Resolved, the stockholders of McKesson request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by McKesson used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. McKesson's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which McKesson is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Governance Committee and posted on McKesson's website.

Supporting Statement

McKesson spent over $13.7 million on federal lobbying from 2010-2017. This figure does not include state lobbying expenditures, where McKesson also lobbies but disclosure requirements are uneven or absent. For example, McKesson spent $1,176,402 on lobbying in California from 2010 - 2017. McKesson's lobbying has drawn attention ("'People Are Dying Every Day': Drug Distributors to Face Lawmakers," Politico, May 8, 2018).

McKesson is a member of the Business Roundtable and the Healthcare Distribution Alliance (HDA), which together spent over $45.5 million on lobbying in 2016 and 2017. McKesson does not disclose its payments to trade associations, or the amounts used for lobbying. McKesson restricts its trade associations from using its payments for political contributions, but this does not cover payments used for lobbying. This leaves a serious disclosure gap, as trade associations generally spend far more on lobbying than on political contributions. And McKesson does not disclose its payments to tax-exempt organizations that write and endorse model legislation, such as supporting the American Legislative Exchange Council (ALEC), or payments to patient advocacy organizations that conduct lobbying.

We are concerned that McKesson's lack of lobbying disclosure presents significant reputational risk. For example, McKesson's lobbying over opioids has attracted negative media scrutiny ("One Small Town, Two Drug Companies and 12.3 million Doses of Opioids," Washington Post, February 15, 2018). And corporate ALEC memberships continue to draw scrutiny ("Broad Coalition Calls on Corporations to Drop Funding for ALEC Over Horowitz Speeches," PR Watch, August 27, 2018), and over 110 companies have publicly left ALEC, including Anthem, CVS and Merck.

Your Board recommends a vote "AGAINST" this proposal for the following reasons:

McKesson Has Refined its Political Contributions and Lobbying Policy

We believe transparency and accountability with respect to political expenditures are important and continue to refine our political contributions and lobbying policy in response to shareholder feedback. In addition to enhancements made in 2017 and

2018, this year, McKesson approved changes to its political contributions and lobbying policy to: 1) more prominently disclose the Company's public policy approach and priorities; 2) clarify the Company's robust, internal procedures designed to ensure alignment between the Company's political activities and its public policy priorities and applicable law; 3) clarify the Board's oversight of the Company's lobbying activities; and 4) describe the criteria used to evaluate trade associations. A copy of the policy is available at *www.mckesson.com/about-mckesson/public-affairs/political-engagement/*. All of our lobbying activities are focused on promoting the interests of the Company, without regard to any personal political preferences or affiliations of our officers or directors. As discussed on our website, the Senior Vice President of Public Affairs has oversight responsibility for all political contributions, lobbying activities and related expenditures and consults with the Company's senior business leaders and internal and external counsel to help ensure alignment between the Company's political engagement activities, the Company's public policy priorities and applicable law. McKesson's Code of Conduct prohibits employees from using company time or resources for personal political activity and requires employees to notify Public Affairs or the General Counsel Organization before engaging in any activity on behalf of the Company to influence a public official, whether directly or indirectly, through oral or written communication.

In addition to our political engagement priorities, we provide information on our website about our employees' and registered lobbyists' expenditures and activities pursuant to the Lobbying Disclosure Act. Reports are filed with the U.S. House of Representatives and the U.S. Senate and reflect expenditures listing the aggregate dollar amount of McKesson's U.S. federal lobbying activities. We are also fully compliant with state registration and reporting laws in all the states where we are active.

McKesson is Transparent in Its Involvement with Trade and Industry Organizations

The Board believes that it is in the best interests of our shareholders for McKesson to be an effective participant in the political process. Decisions made by policymakers can have a profound impact on our industry. Since our businesses and customers span all settings of care, we are uniquely positioned with a 360-degree view of the healthcare system and actively engage in numerous public policy issues that impact our operations and those of our customers. We seek to educate elected and appointed officials about the need for improved patient safety, the possibility of cost reductions, the risks in variability of care and improvements to the quality and efficiency of healthcare delivery.

As part of our engagement in the public policy process, McKesson participates in certain trade organizations representing the interests of the healthcare and broader business community with purposes that include, but are not limited to, education about the industry, the potential dangers of opioids misuse, abuse and diversion and other issues affecting the industry, and best practices and standards. We may not support every position taken by our trade associations or the other members, however we believe our participation in these organizations is important in giving us insight into industry concerns that could impact our Company and broadens our perspective on policy issues critical to our industry, our Company, our customers and our communities.

We recognize that shareholders are interested in information about trade association membership; therefore, we disclose on our website memberships in trade associations where our annual payments exceed $50,000. Since 2017, we have prohibited trade associations and other tax-exempt organizations from using our corporate funds for political purposes. We inform these organizations in writing of our policy and seek confirmation of their adherence to our policy.

Our Board Exercises Oversight of Our Political Engagement and Lobbying Activities

Our Board of Directors exercises oversight with respect to the Company's political activities. The Senior Vice President of Public Affairs provides periodic updates on public policy issues and political engagements to the Board and reports annually on the Company's lobbying activities and corporate political contributions. The Board also reviews such activities and related policies.

We Have Been Recognized by Third Parties for Effective Disclosure

The CPA-Zicklin Index of Corporate Political Disclosure and Accountability listed the Company as a "Trendsetter" for the second year in a row. Named as a "Most Improved" company for increasing its transparency score from 40 to 94.3 (out of 100) in 2017, the Company's transparency score also increased from 94.3 to 97.1 (out of 100) in 2018. The Index also highlights McKesson as one of only 19 companies who restricted payments to both trade associations and 501(c)(4) organizations for use for political purposes.

Given the level of information McKesson currently provides to our shareholders, regulators and the general public about our public policy engagement and lobbying activities, our Board believes this proposal is not necessary.

Your Board recommends a vote "AGAINST" this proposal.

ITEM 5. Shareholder Proposal on 10% Ownership Threshold for Calling Special Meetings of Shareholders

The following shareholder proposal has been submitted to the Company for action at the Annual Meeting by John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who represents that he is the holder of no less than 60 shares of the Company's common stock:

Proposal 5—Special Shareholder Meeting Improvement

Resolved, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting (or the closest percentage to 10% according to state law). This proposal does not impact our board's current power to call a special meeting and does not impose a one-year holding period on the 10% of our outstanding common stock.

Special shareholder meetings allow shareholders to vote on important matters, such as electing new directors that can arise between annual meetings. This proposal topic won more than 70%-support at Edwards Lifesciences and SunEdison in 2013.

This proposal topic won 46% support at the 2018 annual meeting even though the Board of Directors approved (at our expense) an extra effort against this proposal and other shareholder proposals voted at the 2018 annual meeting. The shareholder proposal for disclosure of lobbying activities and expenditures received 38% support and the shareholder proposal for controlling accelerated vesting of executive equity pay received 33% support.

If the Board had not made an extra negative effort the 46% support for this topic might have exceeded 50% and the other 2 proposals might have each exceeded 40% support. It is important to keep in mind that many shareholders also did not have access to independent proxy voting recommendations.

Adoption of this topic will cost our $30 billion company virtually nothing to adopt-yet can create an incentive for management to improve company performance. One example of a need for improved company performance is in article entitled, "Alleged price-fixing was big win for wholesalers," Washington Post, February 2019.

According to the article many state attorneys general joined forces in civil antitrust litigation against the makers of generic drugs. The lawsuit said wholesale distributors should have alerted authorities to anticompetitive behavior.

The states' lawsuit against generic makers quotes from public shareholder filings by McKesson, Cardinal and AmerisourceBergen that show how the companies win greater profits when drug companies charge higher list prices. Their fees for distributing drugs are based on a percentage of their purchases from manufacturers. Investigators also cited a McKesson 2014 investor disclosure: "We benefit when the manufacturers increase their prices as we sell our existing inventory at the new higher prices."

Such supercharged profits lie at the core of allegations in a separate lawsuit targeting McKesson and generic drugmakers. The lawsuit alleges the generic makers' activities should have been obvious to McKesson.

"Its purchasing executives must have known that these observed circumstances were not consistent with the operation of a free and open market," the lawsuit states.

It adds: "The more pricing exceeds competitive levels across the industry, the more McKesson benefits by billions of dollars."

Please vote yes:

Special Shareholder Meeting Improvement— Proposal 5

Your Board recommends a vote "AGAINST" this proposal for the following reasons:

The Board of Directors Has Already Reduced the Ownership Threshold for Special Meeting Rights from 25% to 15%

The Board recognizes that shareholders are interested in having a right to call special meetings. While our shareholders have expressed disparate views on our threshold, with a number of shareholders still supportive of the 25% threshold, there was a sentiment that given our market capitalization, 25% of outstanding shares could represent an unattainably high hurdle. At the same time, many shareholders with whom we spoke believed that a 10% threshold, as proposed by the proponent, was too low. After carefully consulting with, and considering, the views of our shareholders, and the Company's existing special meeting provision, the Board decided to amend our By-Laws to decrease the ownership threshold required to call a special meeting from 25% to 15% in May 2019. This represents another reflection of the Company's responsiveness to shareholder concerns.

A 10% Ownership Threshold Will Risk Giving a Shareholder or Small Group of Shareholders a Disproportionate Amount of Influence Over the Company's Affairs

In evaluating the proposal, the Board believes that a 15% ownership threshold for the right to call special meetings strikes a reasonable and appropriate balance between enhancing shareholder rights and protecting against the risk that a small group of shareholders, including shareholders with special interests, could call special meetings to promote agenda items relevant to particular constituencies as opposed to shareholders generally**.** A 15% ownership threshold provides for a meaningful number of long-term shareholders to require the Company to hold a special meeting, an important safeguard since calling special meetings involves significant management commitment of time and focus, and imposes substantial legal, administrative, and distribution costs. Because special meetings require a considerable investment in resources, they should be limited to circumstances where a reasonable number of shareholders believe a matter is sufficiently urgent or extraordinary that it must be addressed between annual meetings. We believe a 15% threshold strikes the necessary balance between enhancing our shareholders' ability to act on important matters and protecting the Company and other shareholders by allowing only a meaningful group of shareholders to exercise this right.

We Have Established Governance Practices and Mechanisms to Ensure Accountability of the Board and Management to Shareholders

The Board believes that its current special meeting shareholder right should be evaluated in the context of our demonstrated commitment to best practices and accountability to our shareholders.

Our robust shareholder engagement program and pro-shareholder governance measures, including annual director elections by majority vote, are meaningful avenues to hold our Board accountable and enhance responsiveness. The Board regularly reviews shareholder feedback, along with corporate governance developments and how best to apply these perspectives and practices to the Company. Our Board has worked hard to understand shareholder concerns and has responded with changes when it believes it is in the best interests of the shareholders. Most recently, in April 2019, Mr. Mueller became our Independent Board Chair.

The Board continually focuses on its composition and evaluates the skills and qualifications of existing directors and the diversity of their background and experience, and we believe the diversity of our Board only enhances Board accountability to our shareholders. Further, the Board's appointment of Ken Washington in June 2019, and the appointments of Dominic Caruso and Brad Lerman to the Board in September 2018 and April 2018, respectively, demonstrate the Board's commitment to refreshment. Seven of our 10 director nominees joined our Board since 2014.

We actively engage with our shareholders throughout the year, as we describe on pages 6-7 of this proxy statement. We obtain valuable feedback in those discussions, which we share with our entire Board. At times, our directors participate in those engagements and speak to shareholders directly. In addition, any shareholder may communicate with our Board through the processes we describe in this proxy statement.

Your Board recommends a vote "AGAINST" this proposal.

ANNUAL MEETING INFORMATION

Record Date & Who Can Vote

On June 21, 2019, the Company began delivering proxy materials to all shareholders of record at the close of business on June 4, 2019 ("Record Date"). On the Record Date, there were 186,377,093 shares of the Company's common stock outstanding and entitled to vote. As a shareholder, you are entitled to one vote for each share of common stock you held on the Record Date, including shares: (A) held for you in an account with a broker, bank or other nominee; (B) held directly in your name as the shareholder of record; or (C) allocated to your account in the Company's 401(k) Retirement Savings Plan ("401(k) Plan").

The names of shareholders of record entitled to vote at the Annual Meeting will be available at the meeting and for 10 days prior to the meeting for any purpose germane to the Annual Meeting, during ordinary business hours, at our offices at 6555 State Highway 161, Irving, Texas 75039. You may obtain this information by contacting the Corporate Secretary of the Company.

How to Vote

Shareholders can vote by using the Internet, telephone or mail, or in person at the Annual Meeting.

Shareholders of Record or a Participant in the Company's 401(k) Plan

If you are a shareholder of record or a participant in the Company's 401(k) Plan, you can vote your shares by using the Internet, by calling a toll-free number, or by mailing your signed proxy card(s). Specific instructions for voting by means of the Internet or telephone are included on the accompanying proxy card. The Internet and telephone voting procedures are designed to authenticate your identity, allow you to vote your shares and confirm that your voting instructions have been properly recorded. If you do not wish to vote via the Internet or by telephone, please complete, sign and return the proxy card in the self-addressed, postage-paid envelope provided.

Street Name Shareholders

If you have shares held by a broker, bank or other nominee, you can vote your shares by following the instructions provided by your broker, bank or other nominee. If you wish to vote in person at the Annual Meeting, you must obtain a "legal proxy" from the organization that holds your shares. A legal proxy is a written document that will authorize you to vote your shares held in street name at the Annual Meeting. Please contact the organization that holds your shares for instruction regarding obtaining a legal proxy.

Your vote as a shareholder is important. Please vote as soon as possible to ensure that your vote is recorded.

Proxy Authority

All shares represented by valid proxies will be voted as specified. If you sign and return a proxy card without specific voting instructions, your shares will be voted as recommended by our Board of Directors on all proposals described in this proxy statement, and in the discretion of the designated proxy holders as to any other matters that may properly come before the Annual Meeting. We currently know of no matter to be presented at the Annual Meeting in addition to the proposals described in this proxy statement.

Revocation

You can revoke your proxy at any time before the Annual Meeting by sending to the Company's Corporate Secretary a written revocation or a proxy bearing a later date. You may also revoke your proxy by attending the Annual Meeting in person and casting a ballot.

Attendance

You will need to bring your admission ticket and any valid government-issued form of identification if you plan to attend the Annual Meeting. You will find an admission ticket attached to the proxy card if you are a registered shareholder or 401(k) Plan participant. If your shares are held in the name of a broker, bank or other nominee and you plan to attend the Annual Meeting in person, you may obtain an admission ticket at the Annual Meeting by presenting proof of ownership, such as a brokerage or bank account statement, along with a valid form of identification. Shareholders who do not have an admission ticket will only be admitted at the sole discretion of the Company upon verification of ownership.

Dividend Reinvestment Plan

For those shareholders who participate in the Company's Automatic Dividend Reinvestment Plan ("DRP"), the enclosed proxy card includes all full shares of common stock held in your DRP account on the Record Date for the Annual Meeting, as well as your shares held of record.

401(k) Plan

Participants in the Company's tax-qualified 401(k) Plan have the right to instruct the trustee, on a confidential basis, how the shares allocated to their accounts are to be voted, and will receive a voting instruction card for that purpose. In general, the 401(k) Plan provides that all shares for which no voting instructions are received from participants will be voted by the trustee in the same proportion as shares for which voting instructions are received. However, shares that have been allocated to 401(k) Plan participants' PAYSOP accounts for which no voting instructions are received will not be voted.

Quorum, Vote Required and Method of Counting Votes

The presence in person or by proxy of holders of a majority of the outstanding shares of common stock entitled to vote will constitute a quorum for the transaction of business at the Annual Meeting. Abstentions or broker non-votes will be considered present for quorum purposes.

Item 1 – Election of Directors. Each share of the Company's common stock you own entitles you to one vote at the Annual Meeting. You may vote "for" or "against" one or more of the director nominees, or "abstain" from voting on the election of any nominee. A nominee will be elected as a director if he or she receives a majority of votes cast (that is, the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that nominee). Abstentions or broker non-votes (as described below) will not count as votes cast and will have no effect on the outcome of the matter. Each nominee previously submitted an irrevocable resignation in the event that the nominee fails to receive a majority of the votes cast and the Board decides to accept that resignation. If a nominee fails to receive the required votes, the Governance Committee will make a recommendation to the Board with respect to the irrevocable resignation, and the Board will take action no later than 90 days following the annual meeting and publicly disclose its determination.

All Other Items – For all other items to be presented at the Annual Meeting, approval of each of these proposals requires the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote on the proposal at the Annual Meeting. You may vote "for" or "against," or "abstain" from voting on, each of these other proposals. Shares represented by abstentions on a proposal will be counted as present at the Annual Meeting and will have the effect of a vote against the matter. Broker non-votes with respect to a proposal will have no effect on the outcome of the matter.

All votes cast at the Annual Meeting will be tabulated by the independent inspector of election, who will be appointed by Alliance Advisors LLC. Alliance Advisors will determine whether or not a quorum is present.

Broker Non-Votes

Broker non-votes occur when beneficial owners do not provide voting instructions and the broker, bank or other nominee does not have discretion to vote. Rules of the NYSE prohibit discretionary voting by brokers on certain matters. At the Annual Meeting, if brokers, banks and other nominees have not received instructions from the beneficial owners, they will not be permitted to vote on any proposal other than the ratification of the appointment of the independent registered public accounting firm (Item 2).

Therefore, we encourage all beneficial owners to provide voting instructions to your nominees to ensure that your shares are voted at the Annual Meeting.

Voting Results

We intend to publish voting results in a Current Report on Form 8-K to be filed with the SEC within four business days after the Annual Meeting.

Online Access to Annual Reports on Form 10-K and Proxy Statements

The notice of annual meeting, proxy statement and Annual Report on Form 10-K for our fiscal year ended March 31, 2019 are available at *www.viewproxy.com/MCK/2019*. Instead of receiving future copies of the proxy statement and Annual Report on Form 10-K by mail, you may, by following the applicable procedures described below, elect to receive these documents electronically, in which case you will receive an e-mail with a link to these documents.

Shareholders of Record: You may elect to receive proxy materials online next year in place of printed materials by logging on to *www.viewproxy.com/MCK/2019* and entering your request within either the Internet voting section or order hard copy options. By doing so you will save the Company printing and mailing expenses, reduce the impact on the environment and obtain immediate access to the Annual Report on the Form 10-K, proxy statement and voting form when they become available.

Beneficial Shareholders: If you hold your shares through a broker, bank or other holder of record, you may also have the opportunity to receive copies of the proxy statement and Annual Report on Form 10-K electronically. Please check the information provided in the proxy materials mailed to you by your broker, bank or other holder of record regarding the availability of this service or contact the broker, bank or other holder of record through which you hold your shares and inquire about the availability of such an option for you.

If you elect to receive your materials via the Internet, you can still request paper copies by leaving a message with Investor Relations at (800) 826-9360 or by sending an e-mail to *investors@mckesson.com*.

Important Notice Regarding the Availability of Proxy Materials for the 2019 Annual Meeting of Stockholders to be held on July 31, 2019. Our 2019 proxy statement and annual report are available free of charge on our website at *www.mckesson.com*.

Householding of Proxy Materials

In a further effort to reduce printing costs, postage fees and the impact on the environment, we have adopted a practice approved by the SEC called "householding." Under this practice, shareholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our proxy materials, unless any of these shareholders notifies us that he or she wishes to continue receiving individual copies. Shareholders who participate in householding will continue to receive separate proxy cards.

If you share an address with another shareholder and received only one set of proxy materials, but would like to request a separate copy of these materials, please contact Alliance Advisors LLC by calling (877) 777-2857 or by writing to Alliance Advisors LLC, Attn: Shareholder Requests Dept., 200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 08003. Similarly, you may also contact Alliance Advisors if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future.

Solicitation of Proxies

The Company is paying the cost of preparing, printing and mailing these proxy materials. We will reimburse brokerage firms, banks and others for their reasonable expenses in forwarding proxy materials to beneficial owners and obtaining their instructions. The Company has retained Alliance Advisors LLC to assist in distributing these proxy materials. We have also engaged Alliance Advisors LLC to assist in the solicitation of proxies. We expect Alliance's solicitation fee to be approximately $35,000 plus out-of-pocket expenses. The directors, officers and employees of the Company may also participate in the solicitation without remuneration in addition to compensation received as directors, officers or employees.

Shareholder Proposals for the 2020 Annual Meeting

To be eligible for inclusion in the Company's 2020 proxy statement pursuant to Rule 14a-8 under the Exchange Act, shareholder proposals must be sent to the Corporate Secretary of the Company at the principal executive offices of the

Company, 6555 State Highway 161, Irving, Texas 75039, and must be received no later than February 22, 2020. The Company's Advance Notice By-Law provisions require that shareholder nominations and proposals made outside of Rule 14a-8 under the Exchange Act must be submitted in accordance with the requirements of the By-Laws, no later than May 2, 2020 and no earlier than April 2, 2020. Shareholders may also request that director nominees be included in the Company's proxy materials pursuant to the Company's proxy access provisions under its By-Laws. Such nominations must be submitted no later than April 2, 2020 and no earlier than March 3, 2020. Each shareholder making such a nomination would be required to provide certain information, representations and undertakings as outlined in the By-Laws.

A copy of the full text of the Company's By-Laws referred to above may be obtained by writing to the Corporate Secretary of the Company.

By Order of the Board of Directors

Michele Lau

Michele Lau
Senior Vice President,
Corporate Secretary and
Associate General Counsel
June 21, 2019

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2019, on file with the Securities and Exchange Commission, excluding certain exhibits, may be obtained without charge by writing to Investor Relations, McKesson Corporation, 6555 State Highway 161, Irving, TX 75039.

Website addresses and hyperlinks are included for reference only. The information contained on websites referred to and/or linked to in this Proxy Statement (other than the Company's website to the extent specifically referred to herein as required by the SEC or NYSE rules) is not part of this proxy solicitation and is not incorporated by reference into this Proxy Statement of any other proxy materials.

APPENDIX A — SUPPLEMENTAL INFORMATION

Reconciliation of GAAP Earnings Per Share to Adjusted Earnings Per Share (Non-GAAP) to Adjusted EPS (Non-GAAP)

	Year Ended March 31, 2019
Diluted earnings per share from continuing operations, net of tax, attributable to McKesson Corporation (GAAP), as reported	$ 0.17
Adjustments, net of tax:	
Amortization of acquisition-related intangibles	3.02
Acquisition-related expenses and adjustments	0.93
LIFO inventory-related adjustments	(0.79)
Gains from antitrust legal settlements	(0.76)
Restructuring and asset impairment charges, net	2.53
Other adjustments, net	8.47
Adjusted Earnings per diluted share (Non-GAAP), as reported[1]	$13.57
Adjustments, net of tax	(1.14)[a][b]
Adjusted EPS for incentive compensation calculation (Non-GAAP)[1]	$12.43

	FY2017-FY2019 Cumulative Adjusted EPS
3-Year Adjusted Earnings per diluted share (Non-GAAP), as reported[1]	$38.73
Adjustments, net of tax	(3.45)[c]
3-Year Cumulative Adjusted EPS for incentive compensation calculation (Non-GAAP)[1]	$35.28

(1) Certain computations may reflect rounding adjustments.

(a) Excludes foreign currency losses of $0.11 per adjusted diluted share primarily related to Euro and Canadian dollars, compared to plan.

(b) Excludes $1.25 earnings per adjusted diluted share primarily related to the effect of our equity method investment in Change Healthcare.

(c) Excludes foreign currency gains of $0.12 per adjusted diluted share primarily related to Euro and Canadian dollars, calculated by comparing the fiscal year 2016 plan exchange rates to the exchange rates for each of the subsequent annual periods, and $3.33 earnings per adjusted diluted share primarily related to the effect of our equity method investment in Change Healthcare.

Reconciliation of Operating Cash Flow (GAAP) to Adjusted Operating Cash Flow (Non-GAAP) and Free Cash Flow (Non-GAAP)

(In millions)	Year Ended March 31, 2019	FY2017-FY2019 Cumulative Adjusted OCF
Operating Cash Flow (GAAP), as reported	$4,036	$13,125
Adjustments	—	(217)[d]
Adjusted Operating Cash Flow (Non-GAAP)	$4,036	$12,908
Excludes: Capital Expenditures	(557)	
Free Cash Flow (Non-GAAP)	$3,479	

(d) Excludes the effect of contributing the majority of our McKesson Technology Solutions businesses to form the Change Healthcare joint venture in fiscal year 2017.

Supplemental Non-GAAP Financial Information

In an effort to provide investors with additional information regarding the Company's financial results as determined by generally accepted accounting principles ("GAAP"), McKesson Corporation (the "Company" or "we") also presents the following Non-GAAP measures. The Company believes the presentation of Non-GAAP measures provides useful supplemental information to investors with regard to its operating performance, as well as assists with the comparison of its past financial performance to the Company's future financial results. Moreover, the Company believes that the presentation of Non-GAAP measures assists investors' ability to compare its financial results to those of other companies in the same industry. However, the Company's Non-GAAP measures may be defined and calculated differently by other companies in the same industry.

- Adjusted Operating Profit (Non-GAAP): We define Adjusted Operating Profit as GAAP income from continuing operations before interest expense and income taxes, excluding amortization of acquisition-related intangibles, acquisition and transaction-related expenses and adjustments, last-in, first-out ("LIFO") inventory-related adjustments, gains from antitrust legal settlements, restructuring and asset impairment charges, and other adjustments, as applicable. The Company evaluates its definition of Adjusted Operating Profit on a periodic basis and updates the definition from time to time. The evaluation considers both the quantitative and qualitative aspects of the Company's presentation of Adjusted Operating Profit.

- Adjusted Earnings (Non-GAAP): We define Adjusted Earnings as GAAP income from continuing operations attributable to McKesson, excluding amortization of acquisition-related intangibles, acquisition and transaction-related expenses and adjustments, LIFO inventory-related adjustments, gains from antitrust legal settlements, restructuring and asset impairment charges, other adjustments as well as the related income tax effects for each of these items, as applicable. The Company evaluates its definition of Adjusted Earnings on a periodic basis and updates the definition from time to time. The evaluation considers both the quantitative and qualitative aspects of the Company's presentation of Adjusted Earnings.

   Amortization of acquisition-related intangibles — Amortization expenses of intangible assets directly related to business combinations and/or the formation of joint ventures and equity method investments.

   Acquisition-related expenses and adjustments — Transaction, integration and other expenses that are directly related to business combinations, the formation of joint ventures, and other transaction-related costs including initial public offering costs. Examples include transaction closing costs, professional service fees, legal fees, restructuring or severance charges, retention payments and employee relocation expenses, facility or other exit-related expenses, certain fair value adjustments including deferred revenues, contingent consideration and inventory, recoveries of acquisition-related expenses or post-closing expenses, bridge loan fees, gains or losses related to foreign currency contracts entered into directly due to acquisitions, gains or losses on business combinations, and gain on the Healthcare Technology Net Asset Exchange.

   LIFO inventory-related adjustments — LIFO inventory-related non-cash expense or credit adjustments.

   Gains from antitrust legal settlements — Net cash proceeds representing the Company's share of antitrust lawsuit settlements.

   Restructuring and asset impairment charges — Non-acquisition related restructuring charges that are incurred for programs in which we change our operations, the scope of a business undertaken by our business units, or the manner in which that business is conducted as well as long-lived asset impairments. Such charges may include employee severance, retention bonuses, facility closure or consolidation costs, lease or contract termination costs, asset impairments, accelerated depreciation and amortization, and other related expenses. The restructuring programs may be implemented due to the sale or discontinuation of a product line, reorganization or management structure changes, headcount rationalization, realignment of operations or products, and/or company-wide cost saving initiatives. The amount and/or frequency of these restructuring charges are not part of our underlying business, which includes normal levels of reinvestment in the business. Any credit adjustments due to subsequent changes in estimates are also excluded from the Adjusted Earnings.

   Other adjustments — The Company evaluates the nature and significance of transactions qualitatively and quantitatively on an individual basis and may include them in the determination of our Adjusted Earnings from time to time. While not all-inclusive, other adjustments may include: gains or losses from divestitures of businesses that do not qualify as discontinued operations and from dispositions of assets; other asset impairments; adjustments to claim and litigation reserves for estimated probable losses and settlements; certain discrete benefits and subsequent true-up adjustments related to the December 2017 enactment of the 2017 Tax Cuts and Jobs Act; gains or losses from debt extinguishment; and other similar substantive and/or infrequent items as deemed appropriate.

   Income taxes on Adjusted Earnings are calculated in accordance with Accounting Standards Codification ("ASC") 740, "Income Taxes," which is the same accounting principle used by the Company when presenting its GAAP financial results.

   Additionally, our equity method investments' financial results are adjusted for the above noted items.

- Free Cash Flow (Non-GAAP): McKesson also provides free cash flow, a non-GAAP measure. Free cash flow is defined as net cash provided by operating activities less payments for property, plant and equipment and capitalized software expenditures.

- Adjusted EPS (Non-GAAP): We define Adjusted EPS as the per diluted share impact of Adjusted Earnings, primarily excluding certain foreign currency gains or losses compared to plan and the effect of our equity method investment in Change Healthcare.

The Company internally uses Non-GAAP financial measures in connection with its own financial planning and reporting processes. Specifically, Adjusted Earnings serves as one of the measures management utilizes when allocating resources, deploying capital and assessing business performance and employee incentive compensation. The Company conducts its businesses internationally in local currencies, including Euro, British pound sterling and Canadian dollars. As a result, the comparability of our results reported in U.S. dollars can be affected by changes in foreign currency exchange rates. Nonetheless, Non-GAAP financial results and related measures disclosed by the Company should not be considered a substitute for, nor superior to, financial results and measures as determined or calculated in accordance with GAAP.